

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Alliance & Leicester plc

*CURRENT ADDRESS Carlton Park, Narborough
Leicester. LE19 0AL
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4964 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/22/05

File No. 82-4964

Annual Report & Accounts 2003

12/31/03
AA/S



Alliance Leicester

Alliance Leicester

Retail Banking	Performance	Financial Highlights
Mortgage Lending & Investments • Mortgages • Savings • Life assurance • Long term investments • General insurance	• £25.5bn of mortgage balances at 31 December 2003 • Record gross advances of £8.1bn in the year • Net lending of £2.0bn • Personal account balances of £18.9bn, up over £1.3bn	**£441m** Profit before tax of £441m
Personal Banking • Current accounts • Personal loans • Credit cards • ATM operations	• 1.84m current accounts at 31 December 2003 • Record new personal loans advanced of £1.9bn, up 36% • Asset quality very strong • Over 225,000 customers registered for internet banking • 212,000 new credit card accounts opened	

Commercial Banking	Performance	Financial Highlights
• Cash business • Lending • Business banking	• Cash sales to financial institutions of £43.2bn • Cash processed of £61.1bn • Commercial lending balances up £0.7bn to £4.1bn • 159,000 business banking and club and society "Community" accounts at 31 December 2003	**£80m** Profit before tax of £80m

Treasury & Group	Performance	Financial Highlights
Treasury • Provision of funding and investment services for the Group	• 96% of treasury exposures have a long term rating of single 'A' and above	**£22m** Profit before tax of £22m
Group • Management of Group capital	• 24.6m of shares bought back in 2003 at a cost of £215m • Tier 1 ratio reduced to 7.4%	

Note: the profit before tax figures above exclude strategic investment costs of £18m

Contents

£525m

Pre-tax profit to December 2003 (up 12%)

16%

Increase in basic earnings per share to 79.0p

43.9p

Per share total dividend, up 10%

5.6%

Increase in Group revenues*

£50m

Cost saving target achieved

7.4%

Tier 1 capital

*On a like for like basis – see page 4 for details


"We delivered record profits in 2003 and met all our strategic targets. Implementation of our strategy is delivering excellent total returns for our shareholders."
John Windeler, Chairman

I am pleased to be able to report another successful year for Alliance & Leicester plc.

Financial Results
Pre-tax profit in 2003 was a record £525m, up 12% on 2002. Basic earnings per share were up 16% to 79.0p. The Board has proposed a final dividend of 29.6p, making a total dividend of 43.9p, a 10% increase on the equivalent figure for 2002.

Shareholder Returns
The Group's strategy is working, and this is reflected in the returns we have generated for our shareholders. Since July 2000, when we launched our strategy, we have generated a Total Shareholder Return (TSR) of 114%. This compares to a TSR of minus 23% for the FTSE 100 Index, and a TSR of 28% for the banking sector index over the same period.

During 2003 Alliance & Leicester shareholders received a TSR of 25%. This compares to a TSR of 18% for the FTSE 100 Index, and a TSR of 24% for the banking sector index.

Strategy
Our strategy is reflected by our brand values of rewarding customers who buy more from us, offering better value products, developing straightforward processes, and providing friendly, approachable customer service. By delivering these brand values we are ideally positioned for continued success.

The market is evolving in a way that will give us competitive advantage. Both personal and commercial customers are increasingly using "direct" channels for their basic banking transactions, but they also wish to use branches or other face-to-face contact for more complex enquiries and purchases. We have proven skills in these "direct" channels – telephone, internet and ATM banking – together with a compact and professional branch network. By continuing to build a direct bank with a high street presence, we are well placed for the future.

Board and Management
We continue to add to the existing strengths of our Board and on 1 October 2003 announced the appointment of Chris Rhodes as Managing Director, Retail Banking. Chris has demonstrated considerable leadership skills since he joined the Board in June 2002 as Operations Director, and we are confident in his ability to successfully grow our Retail Banking business.

We have also appointed two additional non-executive directors. Peter Stone and Jane Barker both have broad commercial experience, and they also have specific skills which will be of great overall benefit to our Board. In particular, Peter Stone has extensive experience in the field of commercial banking, and will make a valuable contribution to the Group's Wholesale Banking strategy. Jane Barker has extensive experience in financial services, and will add further valuable financial expertise to the Board.

Further details of all directors can be found on pages 22 and 23 of this Report.

Business Performance
Each of the Group's business sectors had a successful 2003, as is highlighted elsewhere in this Report. These results reflect the continuing excellent work of the executive team, under Richard Pym's leadership, as well as the dedication and ability of our staff.

Alliance & Leicester is widely regarded as being a low-risk bank and a responsible lender that pays considerable attention to being fair to customers. We have worked hard to gain and maintain this reputation, and we will continue to pursue responsible lending in each of our markets.

Corporate Governance
The Board recognises the value of good corporate governance, not only in the areas of accountability and risk management, but also as a positive contribution to business prosperity.

The Board has reviewed the main and supporting principles and provisions set out in the revised Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003, and is satisfied that it complies with those provisions in all material respects.

Corporate Social Responsibility
We believe that we have an important role to play in our local communities, by being a responsible employer and through charitable giving and staff volunteering. We update our Corporate Social Responsibility report annually, and we continue to make a valuable contribution to our local communities through donations, gifts-in-kind and staff volunteering.

The Future
The financial success shown in our 2003 results demonstrates the value of our strategy for our shareholders, a strategy we believe represents the future for banking in the UK, and which we believe will continue to deliver real value for our customers and shareholders going forward. I am confident that 2004 will be another successful year for the Group.

John Windeler, Chairman


802
5,217
'01
746
3,940
'02
888
4,477
'03

A&L Share Price (pence)
FTSE 100 index
At 31 December


36.3
39.9
43.9
'01
'02
'03

Dividend Per Share (pence)



"We delivered double digit percentage growth in earnings per share. We believe that Alliance & Leicester will continue to deliver real value for its shareholders in the future."

Richard Pym, Group Chief Executive


56.4
68.0
79.0
'01
'02
'03

Earnings Per Share (pence)

Alliance & Leicester achieved all of its strategic objectives in 2003 and delivered a strong set of financial results. Pre-tax profit was up 12% to a record £525m. Earnings per share increased by 16% to 79.0p, and the Board has proposed a final dividend of 29.6p per share, making a total dividend of 43.9p, an increase of 10%. Our return on capital increased to 22.1% as a result of our increased earnings and a more efficient capital base.

These results have been delivered against a relatively uncertain economic backdrop during most of 2003. However most commentators agree that the economy enters 2004 in a stronger position than it entered 2003. Our current plans are based broadly on consensus forecasts, suggesting UK GDP growth in 2004 of close to 3%, compared to an out-turn of 2.1% in 2003. We expect interest rates to rise during 2004, resulting in a modest slowdown in the growth of consumer expenditure during the year.

The UK mortgage market remained very strong during 2003. After an apparent easing in activity in the early part of the year, levels of lending accelerated towards the year end. This trend leads us to expect no significant change in UK lending to our core markets of house buyers and remortgages during 2004. We expect house price inflation to continue to slow across the UK although, as in 2003, there will be regional variations.

The unsecured personal loan market forms part of the non-card consumer credit market, which slowed in 2003, with UK gross lending falling 5% and net lending falling 17% compared to 2002. We expect UK net lending to continue to reduce in 2004. Despite the 5% reduction in UK gross lending in 2003, we achieved record unsecured personal loan gross advances of £1.9bn in this market, a 36% increase compared to 2002.

Strategic Objectives

The Group's ultimate aim remains the maximisation of shareholder value. To deliver this goal in 2003 we had a primary strategic target and three supporting objectives.

- We achieved our primary strategic target of double digit percentage growth in earnings per share.

  Basic earnings per share increased by 16% compared to 2002.

We have also delivered against each of our supporting objectives:

- Achieved accelerated revenue growth target.

  Group revenues on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties) were 5.6% higher than in the same period in 2002, exceeding our target of 3.9%.

Total Group revenues increased by 2.4% in 2003. This includes £70m of credit card income in 2003 (2002: £102m). There were no significant property rationalisations in 2003 (2002: £5m).

- Achieved 2003 cost target.

We achieved the £50m of core operating cost savings targeted in 2003. At the end of 2003 we are positioned to achieve the £100m reduction in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices, which will be reflected in the Group's 2004 results.

- Achieved tier 1 capital ratio target.

During 2003 we bought back 24.6m shares at a cost of £215m, reducing our tier 1 capital ratio to 7.4%, within our 7.0% – 7.5% target range.



396
468
525
'01
'02
'03

Profit Before Tax (£m)

The maintenance of our high quality credit standards remains a key strategic goal. As in 2002 our asset quality remains strong.

During 2004 our primary target will continue to be to achieve double digit percentage growth in earnings per share. This target is supported by goals relating to revenue growth, costs and the management of our capital. These targets are set out in detail on page 13.

In the future, we believe that implementing our strategy and business model, which are covered in more detail below, will enable the Group to continue to grow its franchise in its chosen markets, supported by an efficient operating infrastructure.



16.7
19.5
22.1
'01
'02
'03

Post Tax Return on Capital (%)

Our Business Model

Over the past few years we have constructed, refined and implemented a robust strategy to grow our Retail Banking business, and in 2003 we announced a new focused strategy for our Wholesale Banking business.

For Retail Banking, our entire business is focused on delivering to customers our four brand values: we attract new customers through products emphasising the "better value" we offer them; we make it easy for customers to buy from us by being "simple and straightforward" to deal with; both our sales and service are enhanced by being "friendly and approachable"; and we retain customers, and sell more to them, by "recognising customer relationships", that is by offering our existing customers preferential terms on additional products they purchase from us. The growth we have achieved in 2003 in Retail Banking reflects the value we offer to customers and create for shareholders through this approach.

Retail banking in the UK is changing fast, driven by far-reaching changes in consumer behaviour. Consumers are becoming ever more aware of the value of the products available in the market, and business models which rely on customer inertia to charge high prices are becoming increasingly out-dated. There are also rapid changes in the way that consumers buy and transact their financial services products. Our own evidence is showing that our branch transactions are starting to reduce, whilst for the UK as a whole, the number of people using the internet to carry out their financial transactions has more than doubled in the past two years. The C1/C2 customer group, our target customer, has above average internet usage. In the next two years we believe customers will become even more confident in using technology to process their financial transactions, following the national introduction of chip and pin technology for plastic cards.

We have developed a business model for our Retail Banking business which recognises these far-reaching changes. We refer to this model as being a "direct bank with a high street presence". Our products and marketing activities are akin to those offered by a pure direct bank. We have a skilled management and workforce in this respect, and a high proportion of our sales and customer transactions are already made through the direct channels of internet, ATM and telephone, particularly by interactive voice response. This approach is leading to a reduction in the marginal cost of acquiring new customers. Unlike solely direct providers, however, we also offer customers face-to-face access through our compact branch network for more complex sales and transactions, and as a source of confidence for customers so that they can talk face-to-face should they need to. We have a network of 300 branches, which we believe covers the whole of the UK effectively.

Our business model will increasingly allow us to provide customers with good, consistent customer service at a low unit cost. By reinvesting some of that cost saving to ensure our products continue to offer good value to our customers, we have a business model for growing future revenues in a cost-effective way.

In our Wholesale Banking business, we are making good progress implementing the strategy we announced in July 2003. This strategy focuses on products and markets where we have a core competency and critical mass, building on the success achieved within Retail Banking from increased focus, and simplification of operating processes. The four core business lines are cash, commercial lending, business banking and treasury.

Retail Banking Performance
Retail Banking pre-tax profit increased by £9m to £441m (2002: £432m), with revenues growing by 5.5% on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties). Cost growth was controlled at 2.6%, and asset quality remains very strong.

Retail Banking resources are focused on mortgages, personal loans, current accounts and savings. We refer to these four products as the "Core 4". Each of our Core 4 products performed well during 2003. We achieved record gross mortgage lending of £8.1bn, up 27%, a 15% increase in net mortgage lending to £2.0bn, and record gross unsecured personal loan sales of £1.9bn, up 36%. This lending has been achieved without any reduction in our credit standards. Lending in both our mortgage and personal loan operations in January 2004 was higher than in January 2003.

Our personal account deposit balances grew by over £1.3bn, with balances at the end of 2003 reaching £18.9bn. 183,000 new current accounts were opened, in line with the number opened in 2002. The current account base has increased to 1.84m accounts at the end of 2003.

We believe our Core 4 products offer customers excellent value. This is supported by the 1,900 "best buy" mentions they received in national newspapers during 2003, more than any of our competitors.

Our relationships with our key partners, MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance, continue to work effectively. We have recorded strong growth in sales of credit cards, general insurance and life assurance products.

Wholesale Banking Performance
Our Wholesale Banking operations have performed well during the year with pre-tax profit in Commercial Banking up 15% to £80m (2002: £70m), and pre-tax profit in Treasury up 22% to £47m (2002: £39m).

Commercial Banking saw strong growth in cash sales to financial institutions, with volumes more than doubling to £43bn in 2003 (2002: £20bn). We opened 11,000 new business banking accounts in 2003. The majority of these customers have a turnover of less than £1m. During 2004 we will be broadening our business banking proposition to appeal to customers with a higher turnover.

Our commercial loan book grew to £4.1bn at the end of 2003 (2002: £3.4bn) and, as we announced in July 2003, we have focused our small ticket leasing activities on the commercial vehicle, bus and coach, public sector and wholesale finance (primarily large scale fleet finance) sectors. As a consequence, from July 2003 we ceased to write new business in the equipment finance, plant and machinery, car contract hire, fleet management and other general business small ticket leasing sectors. Since July 2003, £80m of the £500m balances in these sectors have run off, leaving £420m at the end of 2003 to run off over the next four years.

As part of our Wholesale Banking strategy, in July 2003 we announced that we were seeking an alliance to provide a merchant acquisition service for our customers in the future. This process is ongoing and we expect, subject to the necessary approvals, to conclude an agreement in the first half of 2004. This is likely to involve the sale of our existing business, and the continuation of an Alliance & Leicester branded service.

Regulation
Our business policies are, we believe, well-aligned with our regulator's agenda. We are a responsible lender, ensuring as best we are able that customers are not borrowing more than they can afford to repay now or in the future, should interest rates rise, as expected. As part of our standard mortgage application process, we ask all customers to provide evidence of their income, as well as limiting lending to a maximum of 95% of the value of the property. Our lending application processes make extensive use of credit bureau data to assess the customer and check their current commitments, as well as using data available from their existing relationships with us.

These procedures, together with new system developments implemented during the second half of 2003, leave us well positioned to comply with the Financial Services Authority's (FSA) "Regulating mortgage sales: conduct of business rules" which takes effect at the end of October 2004.

Our policies and operations are driven by our brand values. These include being both "simple and straightforward" and "friendly and approachable" for customers to deal with, which aligns us with our regulator, in particular in the light of its objective to improve the clarity of financial information and its understanding by customers. During 2004 we will be implementing additional initiatives to assist in the financial education of customers.

Our preparations for reporting our 2005 results under International Accounting Standards (IAS) are making good progress, and we await publication of a final IAS 39 "Financial Instruments: Recognition and Measurement" by the International Accounting Standards Board. We are also making good progress in ensuring we meet all the necessary criteria to maximise the potential benefits for our shareholders from the implementation of the Basel 2 capital accord, from which we expect to be a major beneficiary.

Our Staff

I would like to thank our staff for their contribution to our success in 2003. Throughout the Group we have been strengthening our management teams by developing existing managers as well as recruiting new managers from outside the organisation. Over the past few years we have significantly improved the quality of our management, enabling us to compete successfully in the competitive UK banking market. During 2003 we achieved Group-wide "Investors In People" accreditation, recognising the quality of our training and development. This set of results reflects the work of the excellent teams of people we have working across the whole Group, each committed to achieving our business goals, and sharing a clear vision of where Alliance & Leicester is heading.

As a British bank focused on serving British customers, we believe our customers prefer to have their telephone calls answered in the British Isles. Our staff provide good, friendly service to our customers and we will not put this, nor our customer relationships, at risk by outsourcing our core contact centres outside the British Isles.

The funding of pension schemes is a key issue for all employers and staff in the UK. During 2003 we agreed to increase the Group's funding of our defined benefits pension scheme and defined contribution pension schemes. In 2003 the Group also made a one-off contribution of £100m to the defined benefits pension scheme. This contribution was above that required by the scheme's actuaries, and demonstrates the commitment of the Group to our pension schemes.

The Future

2003 has seen continued growth in our Retail Banking franchise, and in our chosen Wholesale Banking markets. We will continue to develop our direct distribution channels to give our customers great value products, supported by straightforward, friendly and approachable service, and we will continue to recognise our customer relationships by offering customers preferential terms on additional products they purchase from us.

We believe our "direct bank with a high street presence" business model represents the future for banking in the UK. By delivering this model, and maintaining our responsible approach to lending, we believe that Alliance & Leicester will continue to deliver real value for our customers and shareholders in the future. Alliance & Leicester has never been clearer on what it is doing, on what it has to achieve, and on where it is going.

Richard Pym, Group Chief Executive

Retail Banking pre-tax profit increased by £9m to £441m (2002: £432m), with revenues growing by 5.5% on a like for like basis (total income up 0.8%). Cost growth was controlled at 2.6% and asset quality remains very strong.

Core 4

Mortgages

In 2003 the UK mortgage market remained buoyant, with gross lending increasing by 24% to £271bn, and with net lending of £95bn, a 22% rise.

Alliance & Leicester's gross mortgage lending increased 27% to £8.1bn in 2003, a market share of 3%. Net mortgage lending increased 15% to £2.0bn, a market share of 2.1%. Mortgage balances at the end of 2003 were £25.5bn (2002: £23.5bn), a market share of 3.3% (2002: 3.5%).

We have implemented a number of customer service improvements in our mortgage business during the second half of 2003, including a new sales quotation system as well as enhancements to our intermediary internet application system. These initiatives contributed to a significant increase in our mortgage lending during the second half of 2003, with gross advances of £4.9bn, a market share of 3.3%, and net lending of £1.5bn, a market share of 2.9%.

Our mortgage strategy aims to provide year on year growth in our mortgage assets by targeting the prime residential sector. We avoid lending in the buy-to-let, sub-prime, self-certification and over 95% loan to value ratio (LTV) sectors, which we believe are higher risk. We will increasingly offer our customers a simple product range and segment our new business by both channel and buyer type.

Lending to remortgage customers accounted for 50% of Alliance & Leicester's gross mortgage lending in 2003, similar to the 45% for the market as a whole. Whilst gross lending to first time buyers fell by around 20% in the market as a whole, our lending to this type of customer increased by 11%.

The product mix also saw a significant change in 2003. Over 50% of our gross lending was on fixed rate products in 2003, compared to less than 10% in 2002. The proportion of our mortgage balances covered by early repayment fees increased from 42% at the end of 2002 to 54% at the end of 2003.

Personal Loans

During 2003 gross unsecured personal loan advances increased by 36% to £1.9bn (2002: £1.4bn), whilst balances increased by 16% to £2.5bn (2002: £2.1bn). This increase in new lending has been achieved as a result of improvements in our marketing and customer acquisition processes. The key drivers were the use of highly focused and cost effective direct response television advertising and the use of our risk-based pricing system. The use of risk-based pricing has not involved any relaxation in our lending criteria.

Our process for assessing our customers' ability to repay a loan takes into account a number of factors such as income, regular outgoings, other outstanding loan balances and the size of loan applied for. As part of our credit approval process we make extensive use of credit bureau data to assess customers and to check their current commitments, as well as using data available from our own customer base.

The credit quality of our unsecured lending book remains very strong, with the charge for bad debts remaining at around 2002 levels, despite a 16% increase in balances. The maintenance of our high credit standards in this business is a key objective. For the month of December 2003 we increased our loan cut-off criteria to reflect the general increase in financial stress that occurs towards the end of the year. This dampened our lending volumes in the fourth quarter of 2003.

During 2003 over 75% of our unsecured loans to "New-to-Group" customers were to homeowners, greater than the 66% identified in a recent Bank of England survey. The proportion of loan applications we accepted has reduced in 2003 compared to 2002. We believe that the profile of our typical applicant, combined with our risk assessment and affordability processes, will leave us well placed to manage any impact from the future changes in the UK personal bankruptcy laws.

During 2003 creditor protection insurance penetration of new personal loans has been maintained at around the levels achieved in 2002, generating a valuable source of non-interest income.

Our personal loans business continues to be a highly efficient direct operation. During 2003 the internet accounted for 22% of applications, representing a 90% increase on 2002 application numbers. In total the internet and the telephone generated 87% of our personal loan applications.

Current Accounts

We opened 183,000 new current accounts in 2003, similar to the number in 2002 which itself was 28% higher than 2001. Our current account base has grown to 1.84m accounts.

During the final quarter of 2003 we started using direct response television to advertise our Premier current account product. The initial results from these adverts have exceeded our expectations.

The majority of current accounts opened during 2003 were Premier accounts. The average product holding of a Premier account customer is more than double that of the rest of the Retail Banking customer base.

Savings

Personal customer deposit balances have increased by over £1.3bn to £18.9bn at the end of December 2003.

We continue to maintain our focused and simplified range of products, with the growth in balances being achieved through both branch and telephone based accounts.

Since January 2004 all of our card-based savings account holders have been able to deposit, withdraw, and check their balances at Post Office counters, using the same process as that introduced for current account customers in 2003.

Partner 4

2003 has been the first full financial year for our partnerships with both MBNA for credit cards, and with Legal & General for life assurance. Sales of both of these products have seen strong growth, with the sale of new credit cards increasing by

80% during the year to 212,000, and life assurance products sales increasing by 20% compared to 2002.

General insurance product sales of household, mortgage payment protection, personal accident and motor insurance have seen a strong increase, rising 23% during 2003, driven primarily by the growth in our mortgage lending.

New long term investment business in 2003 was lower than in 2002, although sales in the second half of 2003 reversed the downward trend seen since the start of the second half of 2002.

Our Partner 4 products (credit cards, life assurance, general insurance and long term investments) play an important role in building and recognising customer relationships, which is a key part of our strategy and is one of our four brand values. In July 2003 we reported that we had achieved our target of increasing the average product holding from 1.5 products in June 2000 to 1.65 products. Since July 2003 we have seen further growth in cross sales, with the average product holding increasing to 1.66 at the end of 2003.

Distribution

Our 300 branches had a record year in 2003, achieving their highest ever number of product sales, whilst our telephone and internet channels have also seen significant growth in new business volumes.

Applications for personal loans, mortgages and current accounts via our internet site almost doubled in 2003 compared to 2002. In 2003 over £2bn of mortgage and personal loan applications were received directly via the internet, with over two-thirds of mortgage intermediary applications also received via our intermediary internet application system.

During 2003 over 120,000 new customers registered for our internet banking service, taking the total number registered to over 225,000. These customers regularly use the system, with around 10 million bill payments, transfers between accounts, and balance checks carried out in 2003.

Our customers are increasingly becoming used to using technology such as interactive voice response systems, ATMs and the internet to carry out their financial transactions. Our strategy is to increase the number and range of transactions that customers can undertake themselves ("self-serve") without involving our staff. We process around 100m transactions (excluding cheque and debit card transactions) a year, of which only around 20m involve personal contact with Alliance & Leicester staff, whether in the branches or over the phone. This means that our customers already self-serve on around 80% of their transactions with us.

We have recently reviewed our mortgage processing operations and have now focused our operations on three centres each dedicated to serving a particular customer group – branch, telephone and internet, and intermediaries.

Our ATM network is now around its ideal size with a total of 2,600 machines in operation. During 2003 we installed 80 new sites.

Over the past 3 years we have reduced the unit cost of acquiring a new Core 4 customer by 38%. This reduction has been achieved as a result of our simple and straightforward targeted marketing programmes. The effectiveness of each of our marketing campaigns is measured, and each campaign is refined following analysis of the results. During the last 12 months the unit cost of new customer acquisition across the Core 4 products reduced by 5%.

Asset Quality

Asset quality across Retail Banking remains very strong. Our responsible approach to lending has ensured that both our mortgage and personal loans arrears levels are better than industry averages.

We take a responsible approach to all of our lending activities. Our mortgage and personal loan lending policies are regularly reviewed. Our mortgage lending policy was amended in December 2003 to reflect both current market conditions and further enhancements to our credit assessment processes. Our current mortgage lending policy applies to the whole of the UK and limits our lending to a maximum of 95% LTV for properties valued up to £250,000, reducing to 75% for properties valued over £500,000. This, combined with our income multiple criteria and affordability assessments, protects both our customers and shareholders. The average LTV of new lending in 2003 was 59%, with just 5% of new lending having an LTV over 90%. The estimated LTV of our total mortgage book, based on house prices at 31 December 2003, was 40%. Mortgage arrears have continued to reduce, from £9.7m to £7.3m over the past 12 months. Only 0.73% of mortgage accounts are in arrears at the end of 2003 (2002: 0.85%).

Our unsecured lending asset quality has improved and remains very strong. Non-performing assets (loans over 30 days in arrears) comprise 4.4% of the unsecured loan book (2002: 5.3%).


6.1
6.4
8.1
'01
'02
'03
Gross Mortgage Lending (£bn)


1.4
1.4
1.9
'01
'02
'03
Personal Loan Gross Advances (£bn)



2.9
3.4
4.1
'01
'02
'03

Commercial Lending Balances (£bn)



12.8
19.7
43.2
'01
'02
'03

Cash Sales to Financial Institutions (£bn)

Our Wholesale Banking operations have performed well during the year, with pre-tax profit in Commercial Banking up 15% to £80m (2002: £70m) and pre-tax profit in Treasury up 22% to £47m (2002: £39m). Treasury's financial performance for reporting purposes is included within the Treasury & Group sector.

In July 2003 we completed a strategic review of our Wholesale Banking businesses. This identified the optimal future shape and direction for our Commercial Banking and Treasury businesses to deliver long term shareholder value. As part of the strategy we have focused Wholesale Banking on four core business lines: cash, lending, business banking and treasury.

Cash

As we announced in July 2003, the primary driver of the cash business will be the value of cash sales rather than the value of cash handling deposits. During 2003 cash sales to financial institutions were £43.2bn, more than double the value in 2002. This increase was achieved as a result of growth in the value of cash sold to existing customers, and also reflects a full year of cash sales to customers acquired in late 2002. During 2003 cash handling deposits were £61bn, slightly higher than in 2002. The value of cheques processed fell by £5.2bn to £20.3bn.

As part of the Wholesale Banking strategy announcement in July 2003, we explained that we would continue to provide services for our customers in bill payments, international payments and merchant acquiring. These businesses, in which we see less potential for significant future profitable growth, will be run in the most efficient way to continue to add shareholder value.

The process of establishing an alliance to provide a merchant acquisition business is ongoing and we expect, subject to the necessary approvals, to conclude an agreement in the first half of 2004. This is likely to involve the sale of our existing business, and the continuation of an Alliance & Leicester branded service. Around 33 Alliance & Leicester staff work within our merchant acquisition business and we do not expect any compulsory redundancies as a result of any sale.

During 2003, our merchant acquisition business delivered revenues of £21m, with operating expenses of £15m, and during 2003 merchant acquisition transactions increased to 349m.

We are currently looking at various options for the future shape of our bill payments business. During 2003 there was a small increase in electronic bill payment transactions, but this was more than offset by a continued reduction in the number of paper payments. Total bill payment transactions were 225m in 2003 (2002: 229m).

Lending

During 2003 our commercial lending balances increased by £0.7bn to £4.1bn. This growth is after a reduction in balances of £80m, representing the run-off of leasing transactions in specific small ticket leasing sectors, following the decision announced in July 2003. The run-off will take around four years to complete, with £420m of balances outstanding at the end of 2003. Asset quality across our lending book remains good, with 0.68% of loans over 30 days in arrears at the end of 2003 (2002: 0.64%).

Our commercial lending activities are split between Alliance & Leicester Commercial Bank (ALCB) and Alliance & Leicester Commercial Finance (ALCF).

ALCB's lending activities support our corporate customers. ALCB also undertakes a small amount of secured property finance, including long term leases to UK Government departments and large UK corporates.

ALCF's lending can be split into two types. Big ticket leasing is focused on a number of sectors and asset specialisations, and the majority of this lending is bank guaranteed. Commercial asset finance lending is focused on four sectors: commercial vehicles, bus and coach, public sector, and wholesale finance (primarily large scale fleet finance). In July 2003 we announced that we would be exiting the commercial asset finance sectors of equipment finance, plant and machinery, car contract hire, fleet management and other general business small ticket leasing sectors.

Business Banking

ALCB's business banking products and services offer customers a low cost, direct bank with access to the Post Office network.

At the end of 2003 we had 58,000 business banking and 101,000 Community accounts. We opened 11,000 new business banking accounts in 2003 (2002: 11,000). The majority of these customers have a turnover of less than £1m. During 2004 we will be broadening our business banking proposition to appeal to customers with a higher turnover.

In January 2004 we launched our new product offerings and a marketing campaign in the central region of England, positioning Alliance & Leicester Commercial Bank as the "A+Lternative Business Bank" to the larger banks who currently dominate this market.

Treasury

Treasury have continued to manage the Group's liquidity, funding and hedging requirements successfully. During 2003 extensive marketing has resulted in continued diversification of the funding base. During December 2003 Treasury experienced a strong inflow of short term money market funds from institutional investors, which were reinvested in short term bank deposits. This contributed significantly to the growth in Treasury's assets of 39% in 2003.

Asset quality within Treasury remains strong, with 96% (2002: 94%) of exposures having a long term credit rating at or above single 'A', and we continue our policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.


8.8
8.5
7.4
'01
'02
'03
Tier 1 Ratio (%)

Capital

During 2003 we bought back 24.6m shares at a cost of £215m, reducing our tier 1 capital ratio to 7.4%, within our 7.0% to 7.5% target range.

In 2004 we will continue to improve the efficiency of our capital base through the issue of non-equity tier 1 capital and a reduction in our equity tier 1 ratio. It is our intention, subject to market conditions, to issue a tranche of up to £300m non-equity tier 1 capital during the first half of 2004, which will result in our total tier 1 ratio increasing to above our original 7.0%-7.5% target range by the end of 2004.

We are, however, planning to continue to reduce our equity tier 1 capital ratio from 7.4% at the end of 2003, towards the lower end of our 7.0%-7.5% target range by the end of 2004. This reduction is likely to be achieved through a further share buyback programme of between £100m and £150m. We plan to continue to improve the efficiency of our capital base through our preferred method of share buybacks. The level of buyback beyond 2004 will of course be subject to the impact of International Accounting Standards and Basel.

Strategic Investment

During 2003 one-off strategic investment expenditure totalled £18m, £8m lower than originally anticipated. This £8m will be carried forward from 2003 into 2004, reflecting projects which are now expected to be completed in 2004, and represents the final part of the strategic investment programme set out in 2000.

Investment expenditure in 2003 included the costs of implementing our Wholesale Banking strategy and the new credit card business model.

International Accounting Standards (IAS)

Good progress is being made towards the production of our 2005 results on an IAS basis from 1 January 2005, including the required 2004 comparative figures. Necessary systems changes are being implemented and revised accounting policies under IAS are being drafted, which will be completed during this year. The main areas of uncertainty still to be resolved are the International Accounting Standards Board's publication of a final IAS 39 "Financial Instruments: Recognition and Measurement", guidance from the FSA on the capital implications of the new standards and guidance from the Inland Revenue of the tax implications.

Basel 2

Our Basel 2 project team is making good progress to ensure that we meet all the necessary criteria to maximise the benefits from the Basel 2 capital accord when implemented in 2007. We already have in place the required systems and have been capturing the necessary data for credit risk under Pillar 1 of Basel 2. Given the high quality of our balance sheet and our responsible lending processes we expect to be a major beneficiary of these new rules.

Strategic Targets – 2004
The Group's primary strategic objective for 2004 is:

Earnings per share
To deliver double digit percentage growth in basic earnings per share in 2004.

Our supporting goals for revenue growth, cost reduction and capital efficiency for 2004 are as shown below.

Revenue
We will continue to target accelerating annual income growth in 2004 on a like for like basis (removing the distortion from any significant property rationalisations). Using this definition, income growth in 2003 was 2.7%.

Costs
At the end of 2003 we are positioned to achieve the £100m reduction in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices, which will be reflected in our 2004 financial results.

Overall we are targeting our 2004 operating expenses (excluding depreciation on operating lease assets and one-off strategic investment expenditure) to be broadly similar to 2003. This reflects the achievement of the £100m reduction in core costs and the impact of inflation and volume growth.

We continue to endeavour to make the extra savings necessary to offset the additional annual cash market related costs of around £20m in 2004. These costs arose as a result of the implementation of our new business model for the provision of cash services announced in July 2002.

Capital
We will continue to improve the efficiency of our capital base in 2004, through the issue of non-equity tier 1 capital and a reduction in our equity tier 1 ratio.

It is our intention, subject to market conditions, to issue a tranche of up to £300m non-equity tier 1 capital during the first half of 2004, which will result in our total tier 1 ratio increasing to above 7.5% by the end of 2004.

We are, however, planning to continue to reduce our equity tier 1 capital ratio from 7.4% at the end of 2003, towards the bottom end of a 7.0%-7.5% target range by the end of 2004. This reduction is likely to be achieved through a further share buyback programme of between £100m and £150m.

Impact of potential merchant acquisition transaction
As referred to on page 10, we are in the process of seeking an alliance to provide a merchant acquisition service for our customers in the future. This is likely to involve the sale of our existing business in the first half of 2004 and the continuation of an Alliance & Leicester branded service.

Completion of the transaction would have an impact on our strategic targets for 2004. The net profit from the sale would be accounted for as an FRS 3 exceptional item, "Profit on disposal of Group operations" below "Operating profit". We will target double digit percentage growth in underlying basic earnings per share in 2004, which would exclude any benefit from the sale.

The revenues from this business of £21m in 2003 and £17m in 2002 would be removed from our revenue target calculation to ensure a like for like comparison. Using this definition our income growth for 2003 was 2.5%.

Merchant acquisition operating costs of around £15m per annum would be saved as a result of the sale of the business. These potential cost savings represent £5m of inflation and volume growth costs compared to 2000, and core costs of £10m. The core cost savings would partially offset the additional annual cash market related costs, referred to above.

The increase in reserves resulting from the sale of the business would be available for further share buybacks in 2004.

Results by Business Sector
The contribution to profit by each business sector, compared to 2002, is set out below.

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	**Year ended 31.12.03 £m**	Year ended 31.12.02 £m
Mortgage Lending & Investments (MLI)	128	122	**250**	265
Personal Banking	94	97	**191**	167
Retail Banking	222	219	**441**	432
Commercial Banking	38	42	**80**	70
Treasury & Group	11	11	**22**	17
Strategic Investment	(9)	(9)	**(18)**	(51)
Total	262	263	**525**	468

Group pre-tax profit of £525m was 12% up on 2002.

Retail Banking

		Year ended 31.12.03	Year ended 31.12.02
Net interest income	£m	**588**	611
Non-interest income	£m	**318**	288
Total income	£m	**906**	899
Operating expenses	£m	**(416)**	(406)
Bad debt provisions	£m	**(49)**	(61)
Profit before tax	£m	**441**	432
Profit before tax:			
MLI (Note 1)	£m	**250**	265
Personal Banking	£m	**191**	167
Retail Banking	£m	**441**	432
Net interest margin:			
MLI	%	**1.40**	1.53
Personal Banking	%	**4.23**	4.75
Retail Banking	%	**1.88**	2.09
Mean interest-earning assets:			
MLI	£m	**25,898**	24,151
Personal Banking	£m	**5,332**	5,100
Retail Banking	£m	**31,230**	29,251
Cost:income ratio:			
MLI	%	**45.8**	43.4
Retail Banking	%	**46.0**	45.1

(Note 1) Mortgage Lending & Investments (MLI)

The Retail Banking sector pre-tax profit of £441m was £9m (2%) higher than 2002. Income growth was 5.5% (excluding credit cards and a £5m one-off profit on disposal of a branch property in 2002), whilst costs were 2.6% higher than the comparable period, mainly due to increased business volumes. The loss charge was £12m lower, primarily as a result of the sale of the credit card accounts to MBNA in 2002.

The MLI pre-tax profit of £250m was £15m lower than 2002, primarily reflecting lower income from the sale of long term investment products, a fall in the proportion of mortgages paying standard variable rate, and the £5m one-off profit on disposal of a branch property in 2002.

The Personal Banking pre-tax profit of £191m was £24m higher than 2002 due to higher unsecured personal loan profits and growth in current account and ATM income.

Net interest income

For the full year net interest income of £588m was £23m lower than 2002. The sale of the credit card accounts in August 2002 reduced net interest by £26m compared to 2002. This reduction was partly offset by higher net interest income in unsecured personal loans and current accounts. Net interest income was £6m lower in the second half of 2003 compared to the first half of 2003.

The Retail Banking net interest margin in 2003 was 1.88%, compared to 2.09% in 2002. The fall in margin of 0.21% compared to 2002 reflected a fall in interest spread of 0.24%, partly offset by an increase in the contribution from interest-free liabilities of 0.03%. The Retail Banking net interest margin fell from 1.97% in the first half of 2003 to 1.80% in the second half, driven by the MLI margin.

The MLI net interest margin fell from 1.53% in 2002 to 1.40% in 2003, primarily due to a fall in the proportion of mortgage balances paying standard variable rate and higher cost of funds compared to bank base rate. The 0.13% margin reduction reflected a fall in interest spread of 0.11% and a 0.02% reduction in the contribution from interest-free liabilities. The MLI net interest margin fell from 1.48% in the first half of 2003 to 1.32% in the second half, driven by higher mortgage lending in the second half of the year and higher cost of funds compared to bank base rate. Further details are disclosed on pages 73 and 74.

The Personal Banking net interest margin fell from 4.75% in 2002 to 4.23% in 2003 as a result of lower earnings from current accounts, the sale of the credit card book, and lower unsecured lending margins due to competitive market pricing. In the second half of 2003 the Personal Banking net interest margin fell by 0.24% from 4.36% in the first half to 4.12%, driven by growth in interest paying Premier accounts and unsecured lending.

Average interest-earning assets within Retail Banking increased by 7% in 2003 compared with 2002, and increased by 5% in the second half of 2003 compared to the first half. The growth in interest-free liabilities reflected the full year impact of the rationalisation of our current account portfolio in December 2002.

Retail Banking	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	588	611
Average balances:		
Interest-earning assets (IEA)	31,230	29,251
Financed by:		
Interest-bearing liabilities	28,011	26,709
Interest-free liabilities	3,219	2,542
Average rates:	%	%
Bank base rate	3.69	4.00
Gross yield on average IEA	4.91	5.38
Cost of interest-bearing liabilities	3.37	3.60
Interest spread	1.54	1.78
Contribution of interest-free liabilities	0.34	0.31
Net interest margin on average IEA	1.88	2.09

Non-interest income

Non-interest income increased by £30m (10%) to £318m in 2003 and included £56m (2002: £36m) of the excess being recognised from the sale of credit card accounts to MBNA, whilst the same period in 2002 included a £5m one-off benefit from the sale of a branch property. Non-interest income from unsecured personal loans was £64m in 2003 (2002: £43m). Excluding total credit card income and the property disposal in 2002, like for like non-interest income increased by 19%, mainly reflecting higher insurance commission income from unsecured personal loans, higher mortgage application fee income and higher ATM income from growth in the network. This was partly offset by lower income from sales of long term investment products.

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £124m of non-interest income. This was £11m lower than 2002, primarily due to the decline in the sale of long term investment products.

Operating expenses

Operating expenses increased by 2.6% to £416m in 2003 (2002: £406m), reflecting growth in business volumes and inflation, partially offset by cost saving initiatives.

The cost:income ratio was 46.0% (2002: 45.1%), mainly reflecting the growth in the ATM network, lower income from long term investment sales, and the up-front costs of new mortgage lending.

Bad debt provisions

The charge for bad and doubtful debts fell by £12m to £49m, reflecting the high quality of our Retail Banking assets and the removal of our exposure to credit cards in August 2002.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 25% since December 2002, and at 31 December 2003 represented 0.03% of mortgage balances. For unsecured personal lending the value of loans over 30 days in arrears as a percentage of total loans was around 35% lower than the average for Finance and Leasing Association members.

Commercial Banking

		Year ended 31.12.03	Year ended 31.12.02
Net interest income	£m	88	82
Non-interest income	£m	313	296
Total income	£m	401	378
Operating expenses	£m	(255)	(239)
Depreciation on operating lease assets	£m	(56)	(61)
Bad debt provisions	£m	(10)	(8)
Profit before tax	£m	80	70
Net interest margin (Notes 1&2)	%	2.06	2.23
Mean interest-earning assets (Note 3)	£m	5,535	4,781
Cost:income ratio (Notes 4&5)	%	73.7	75.6

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.70% (2002: 1.85%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £372m (2002: £361m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 77.4% (2002: 79.5%).

Pre-tax profit for the Commercial Banking sector increased by 15% to £80m, primarily reflecting business growth in Alliance & Leicester Commercial Finance. Total income increased by 6% to £401m.

Net interest income
Net interest income increased by 8% to £88m, with interest-earning assets increasing by 16%. The net interest margin fell to 2.06%, primarily due to the lower interest rate environment and the focus on higher quality, lower margin commercial lending.

Non-interest income
Non-interest income rose by 6% to £313m, reflecting increased income from the cash business and higher volumes of business.

Operating expenses
Operating expenses increased by £16m to £255m, primarily reflecting the additional cash market related costs.

Bad debt provisions
The charge for bad and doubtful debts increased from £8m to £10m, reflecting growth in balances.

Treasury & Group

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	62	64
Non-interest income	4	–
Total income	66	64
Operating expenses	(42)	(46)
Bad debt provisions	(2)	(1)
Profit before tax	22	17
Total mean interest-earning assets	25,983	22,681
External mean interest-earning assets	11,837	10,346

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by 11%, reflecting higher earnings from the high quality medium term investment portfolio. This was offset by lower earnings on our excess capital, mainly due to share buybacks. External mean interest-earning assets have increased by 14% compared with 2002, reflecting increased investments in debt securities.

Non-interest income
Non-interest income includes £2m of profit on Treasury's small trading book.

Operating expenses
Operating expenses fell £4m in the year to £42m. The prior year comparative for 2002 included a £5m provision for potential pension claims from part-time employees.

Bad debt provisions
The charge for bad and doubtful debts represents a general provision. No specific provisions are deemed necessary.

Results by Profit and Loss Category

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	373	365	738	757
Non-interest income	311	324	635	584
Total income	684	689	1,373	1,341
Core expenses:				
Administrative expenses	(335)	(343)	(678)	(657)
Depreciation on assets other than operating lease assets	(18)	(17)	(35)	(34)
Operating expenses	(353)	(360)	(713)	(691)
Non-core expenses:				
Administrative expenses:				
Strategic investment	(9)	(9)	(18)	(51)
Depreciation on operating lease assets	(30)	(26)	(56)	(61)
Bad debt provisions	(30)	(31)	(61)	(70)
Profit before tax	262	263	525	468
Taxation	(72)	(74)	(146)	(128)
Profit after tax	190	189	379	340
Basic earnings per share	39.2p	39.8p	79.0p	68.0p

Group pre-tax profit for the year was £525m, up 12% on 2002. Core profit, excluding the expenditure on our strategy, was £543m, up 5% on the comparable period in 2002.

Basic earnings per share increased by 16% to 79.0p.

Net interest income

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets.

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	**Year ended 31.12.03 £m**	Year ended 31.12.02 £m
Net interest income	373	365	**738**	757
Net income on operating lease assets	13	13	**26**	25
Net income including income on operating lease assets	386	378	**764**	782
Average balances:				
Interest-earning assets (IEA) (Note 1)	41,111	43,994	**42,564**	38,842
Financed by:				
Interest-bearing liabilities	36,073	38,713	**37,404**	34,261
Interest-free liabilities	5,038	5,281	**5,160**	4,581
Average rates:	%	%	**%**	%
Bank base rate	3.79	3.59	**3.69**	4.00
Gross yield on average IEA	4.71	4.22	**4.45**	4.80
Cost of interest-bearing liabilities	3.21	2.86	**3.02**	3.16
Interest spread	1.50	1.36	**1.43**	1.64
Contribution of interest-free liabilities	0.39	0.34	**0.36**	0.37
Net interest margin on average IEA (Notes 2&3)	1.89	1.70	**1.79**	2.01

(Note 1) Average interest-earning assets excluding operating lease assets were £42,192m for the year ended 31 December 2003 (2002: £38,481m), £40,743m for the six months ended 30 June 2003 and £43,618m for the six months ended 31 December 2003.

(Note 2) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.75% for the year ended 31 December 2003 (2002: 1.97%), 1.85% for the six months ended 30 June 2003 and 1.66% for the six months ended 31 December 2003.

Group net interest income of £764m was £18m lower than in 2002, whilst the average total interest-earning assets were 10% higher than the previous year. The sale of our credit card accounts resulted in a £26m reduction in net interest income.

The net interest margin has fallen by 0.22% from 2.01% to 1.79%, primarily reflecting a reduction in interest spread of 0.21% compared to 2002. The fall in interest spread is driven by reduced spreads in Retail Banking and the impact of changing business mix driven by growth in lower margin treasury assets. We continue to plan for a narrower margin environment, although we expect the rate of decline to slow.

Non-interest income

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	**Year ended 31.12.03 £m**	Year ended 31.12.02 £m
Fees and commissions receivable	267	296	**563**	530
Fees and commissions payable	(52)	(60)	**(112)**	(109)
Other operating income	53	49	**102**	77
Operating lease income	43	39	**82**	86
Total	311	324	**635**	584

Group non-interest income of £635m was 9% higher than 2002. Excluding credit card income and the sale of a branch property in 2002, non-interest income increased by 12%, reflecting higher unsecured personal loans income, increased ATM income through growth in the network, and higher Commercial Banking income, partly offset by lower income from long term investment product sales.

The increase in fees and commissions receivable reflected the strong growth in unsecured personal loans and ATM income. Other operating income included £56m excess from the sale of credit card accounts to MBNA (2002: £36m) and, in 2002, a £5m one-off benefit from the sale of the branch property.

Administrative expenses and depreciation

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	**Year ended 31.12.03 £m**	Year ended 31.12.02 £m
Staff related expenditure	136	139	**275**	272
Post Office/A&L Cash Solutions	67	67	**134**	119
Marketing costs	29	27	**56**	54
Premises, equipment and other	87	94	**181**	176
Outsourcing costs	16	16	**32**	36
Core administrative expenses	335	343	**678**	657
Depreciation on fixed assets other than operating lease assets	18	17	**35**	34
Operating expenses	353	360	**713**	691
Non-core expenses:				
Administrative expenses:				
Strategic investment	9	9	**18**	51
Depreciation on operating lease assets	30	26	**56**	61
Total	392	395	**787**	803

Total expenses of £787m have fallen by £16m compared to 2002, whilst operating expenses of £713m, which exclude the planned strategic investment costs and depreciation on operating lease assets, have increased by £22m over the comparable period. This is primarily due to the full year impact of the new cash market business model.

The £713m of operating expenses in 2003 included £54m of inflation related expenses and £69m of volume related expenses compared to the core cost base in 2000. The remaining core costs of £590m (£650m in 2000) demonstrates that we have more than achieved our 2003 target of £50m core cost savings.

Our strategic investment one-off expenditure was £18m in 2003. These costs included expenditure on the implementation of our new credit card business model and Wholesale Banking strategy. In 2004 there will be £8m of one-off strategic investment expenditure, representing the final part of the programme set out in 2000.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 55.6% (2002: 58.0%). Excluding strategic investment costs the Group core cost:income ratio was 54.2% (2002: 54.0%). Including depreciation on operating lease assets, the Group cost:income ratio was 57.4% (2002: 59.9%), with a core Group cost:income ratio of 56.1% (2002: 56.1%).

Provisions for bad and doubtful debts

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Residential property mortgages	7	5
Other mortgages	(1)	(1)
Personal Banking (Note 1)	43	57
Retail Banking	49	61
Commercial Banking	10	8
Treasury & Group	2	1
Total	61	70

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

The loss charge for the Group in the second half of 2003 was £31m, broadly in line with the first half of 2003. The reduction in the Personal Banking loss charge in 2003 reflected the sale of credit card accounts to MBNA. The increase in the residential mortgage and Treasury & Group loss charges for 2003 reflects our prudent provisioning policy. The Commercial Banking loss charge increased by £2m, reflecting growth in balances.

The closing balances of provisions were as follows:

	As at 31.12.03 £m	As at 31.12.02 £m
Residential property mortgages	32	26
Other mortgages	4	4
Personal Banking (Note 1)	115	113
Retail Banking	151	143
Commercial Banking	30	22
Treasury & Group	4	2
Total provisions	185	167
General	72	35
Specific	113	132
Total	185	167

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.11% to 0.13%, reflecting our continued prudent provisioning policy. In addition to the £32m of residential provisions above, the Group has an offshore captive insurance subsidiary with available funds of £8m, and a further £12m of high percentage loan fees held on balance sheet. These funds are deducted from "Loans and advances to customers" in the Group balance sheet. Together this pool provides £52m (2002: £51m) of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards increased marginally from £113m to £115m. This represents 4.26% (December 2002: 4.81%) of gross balances, reflecting the continuing high quality of these assets.

The Commercial Banking lending book is split between "big ticket" structured finance transactions of £1.4bn (December 2002: £1.0bn) and other commercial loans and smaller "ticket" leases of £2.7bn (December 2002: £2.4bn). The total level of provisions at 31 December 2003 was £30m (December 2002: £22m), representing 0.7% (2002: 0.6%) of gross balances. In addition, there is a further £8m residual value provision against the carrying value of operating lease assets. The vast majority of the £1.4bn "big ticket" portfolio is guaranteed by banks.

The provisioning methodology for both residential lending and unsecured personal loans was refined during the year to align with industry best practice. Whilst this did not significantly change the overall level of provisioning, there was a switch between specific and general provisions as a consequence.

Pensions

The total charge to the Group's profits in respect of pensions was £24.6m for 2003. The charge in 2002 was £27.5m, which included a one-off provision of £5m for pension claims from part-time employees. Under FRS17, at 31 December 2003 the net retirement benefits liability was £144m (2002: £223m), as explained in Note 38 on page 64.

Taxation

A corporation tax rate of 30% (2002: 30%) has been used in preparing these results. The tax charge for the year of £145.5m (2002: £128.0m) represented 27.7% of profit before tax (2002: 27.3%). The Group's intention is to maintain a tax charge at around this level, as it continues to carry out its commercial activities and structure its business in a tax efficient manner.

In 2002 we stated that the Group was having discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. The discussions have been concluded in a satisfactory manner and this matter has now been resolved, with no liability arising.

Dividends

A final dividend of 29.6p per share is proposed, giving a total dividend of 43.9p for the year, up 10% on 2002. This compares to basic earnings per share of 79.0p. The directors have proposed the dividend for 2003 after considering the core profits of the business, excluding strategy costs.

Summary Balance Sheet

The structure of the consolidated balance sheet as at 31 December 2003 is shown below in summary format:

	As at 31.12.03 £m	As at 31.12.02 £m
Assets		
Cash, treasury assets and loans and advances to banks	15,289	10,852
Loans and advances to customers:		
Residential mortgages including securitised advances	25,592	23,616
Less: non-recourse finance	(127)	(159)
Other secured loans	1,265	1,184
Unsecured consumer loans	2,471	2,136
Credit card balances	1	7
Other unsecured loans	600	517
	29,802	27,301
Net investment in finance leases and hire purchase contracts	1,976	1,591
Intangible assets	3	4
Tangible fixed assets	281	305
Operating lease assets	375	369
Other assets	698	827
	48,424	41,249
Liabilities		
Deposits by banks	5,040	2,702
Customer accounts:		
Retail Banking	18,877	17,546
Commercial Banking	5,363	4,814
	24,240	22,360
Debt securities in issue	14,854	12,104
Other liabilities	1,784	1,753
Subordinated loan capital	812	610
Shareholders' funds	1,694	1,720
	48,424	41,249

Total assets increased by £7.2bn in the year to £48.4bn. Total loans to customers (including "net investment in finance leases and hire purchase contracts" and "operating lease assets") increased by £2.9bn to £32.2bn. Cash, treasury assets and loans and advances to banks increased by £4.4bn to £15.3bn. The balance sheet growth was funded by an increase of £1.9bn from customer accounts, £2.8bn increase in debt securities in issue and £2.3bn increase in deposits by banks.

The growth in cash and treasury assets reflects a £0.2bn increase in cash supplied to third party ATM networks plus a £4.2bn growth in assets held within Treasury. This growth reflects prudent building of the medium term investment book by £1.3bn, without compromising on our high credit quality standards. The remaining growth was largely due to a strong inflow of short term money market funds in December which were invested in short term bank deposits.

Capital structure

The Group's risk asset ratio is given in the table below:

		As at 31.12.03 £m	As at 31.12.02 £m
Capital:	Tier 1	1,675	1,704
	Tier 2	788	607
	Deductions	(30)	(35)
Total capital		2,433	2,276
Total risk weighted assets		22,629	20,034
Risk asset ratios:			
	Total capital	10.8%	11.4%
	Tier 1	7.4%	8.5%

The tier 1 ratio has reduced from 8.5% to 7.4%.

During 2003 the Group repurchased and cancelled 24.6m shares, at a total cost of £215m.

The Group's profit ratios compared to 2002 were as follows:

	Year ended 31.12.03 %	Year ended 31.12.02 %
Post-tax return on capital (Note 1)	22.1	19.5
Post-tax return on mean assets	0.8	0.8
Post-tax return on mean risk weighted assets	1.8	1.7

(Note 1) Post-tax return on capital is calculated as the profit after tax and minority interests, divided by the mean average of the opening and closing shareholders' funds for the year.

Risk management and control

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk, market risk and liquidity risk. The following table details the work of the main committees that have been established within the Group to manage these risks:

Committee	Status	Main Responsibilities	Membership
Group Audit & Risk Committee (GARC)	Group Board sub-committee	Approval of the Group's overall risk management framework Approval of policy for management of operational risk Approval of the Group's internal control policies	Non-executive Group Board Directors only. However, executive Board Directors and other senior managers attend
Group Credit Policy Committee (GCPC)	Group Board sub-committee	Approval of policy for the management of credit, market and liquidity risks	Executive and non-executive Group Board Directors and other senior managers
Group Assets and Liability Committee (ALCO)	Management committee	Monitoring market and liquidity risks and recommending policy in these areas to GCPC	Executive Group Board Directors and other senior managers

Operational risk

Operational risk is defined as "the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events". All of the Group's activities give rise to the potential for operational loss events.

The Group monitors its operational risks through a variety of techniques. These include the six-monthly Group Internal Control Policy certification by senior management undertaken across all the Group's business areas, which includes an operational risk self-assessment schedule, and the presentation to the Group Board of a monthly dashboard assessing the extent of each of the Group's operational risks.

Operational risk is managed through a combination of internal controls, processes and procedures and various risk mitigation techniques, including insurance and business continuity planning.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its retail and wholesale lending activities.

The Group employs sophisticated credit scoring, behavioural scoring, underwriting and fraud detection techniques to support sound decision making and minimise losses in its lending activities. Behavioural scoring also operates within the personal account management and collections processes. A proactive approach to the control of bad and doubtful debts is maintained within the collections areas.

Experienced credit and risk teams operate within the Group, and are driven both by the recognised need to manage the potential and actual risks, but also by the need to continually develop new processes to ensure sound decisions into the future. In this way, any variations in risk from market, economic or competitive changes are identified and the appropriate controls developed and put in place.

Comprehensive management information on movement and performance within the various personal and wholesale portfolios ensure that credit risk is effectively controlled and trends identified prior to any potential impact on performance. Group performance is also measured against the industry, where appropriate, to ensure debt default levels remain below that of the industry average. This management information is distributed widely across the Group and monitored within tight boundaries at Board and credit policy committees.

Policy statements covering, amongst other things, criteria to be used in considering limits on counterparties and countries, are reviewed at least annually by the GCPC. Authorised limits on a counterparty are determined following rigorous analysis, giving due consideration to both internal and external credit ratings.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all the Group's businesses. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings and the preservation of shareholder value.

The Group's exposure to market risk is governed by a policy approved by the GCPC. This policy sets out the nature of risk which may be taken and aggregate risk limits. Based on these aggregate limits, the ALCO assigns risk limits to all Group businesses and monitors compliance with these limits. Each business has its own market risk policy which is approved by the ALCO. At each meeting the ALCO reviews reports showing the Group's exposure to market and liquidity risks.

The Group has established a transfer pricing system with the intention of transferring materially all of the market risks that arise in the various Group businesses to Group Treasury. Most of the Group's market risk is transferred to Group Treasury by way of appropriate hedging arrangements. Group Treasury plays a pivotal role in managing the Group's market risk. Group Treasury acts as a "Risk Clearing House", managing these risks within its own limits, and seeks to take advantage of natural hedges within the Group's businesses.

Market risk is measured and reported using a variety of techniques, according to the appropriateness of the technique to the exposure concerned. The techniques used include interest rate gap analysis, scenario analysis and value at risk.

Interest rate risk

Interest rate risk is the most significant market risk to which the Group is exposed. This risk mainly arises from mismatches between the repricing dates of the interest bearing assets and liabilities on the Group's balance sheet, and from the investment profile of the Group's reserves and other net non-interest bearing liabilities.

Outside of Group Treasury, interest rate risk primarily arises in the Group's mortgage, savings, leasing and personal loan businesses. The exposure in these portfolios is hedged with Group Treasury using interest rate swaps and other appropriate instruments.

Net non-interest bearing liabilities comprise mainly interest-free personal and corporate current accounts and shareholders' funds, and totalled £4.3bn at 31 December 2003 (2002: £4.2bn). Wherever it decides to invest these funds, the Group is exposed to market risk – if the funds are invested short term net interest income will be very volatile but the market value of the assets will be relatively stable, whilst investing the funds longer term will achieve more stability in net interest income but at the expense of greater volatility in the market value of the assets. In balancing these two extremes the Group's objective is to minimise volatility in net interest income over the medium term.

These funds, particularly current account balances, are constantly changing and it is therefore necessary to establish a view of the core balance and to keep this under review on a regular basis. This responsibility rests with the ALCO. At 31 December 2003, the core fund was £4.3bn (2002: £3.4bn).

The following table summarises the repricing profile of the core fund.

	Less than 1 year	More than 1 year
31 December 2003		
Interest rate repricing profile	19%	81%
31 December 2002		
Interest rate repricing profile	21%	79%

A full interest rate repricing table is shown in Note 41 on page 67.

Foreign exchange risk
The Group's policy is not to run material, speculative foreign exchange positions.

The Group offers foreign exchange services to customers through both Group Treasury and Alliance & Leicester Commercial Bank, and detailed limits and controls are established within those businesses to control the exposure. Alliance & Leicester Commercial Bank clears its positions with Group Treasury in accordance with the policy of transferring market risk positions to Group Treasury wherever possible.

As part of its normal operations Group Treasury raises and invests funds in currencies other than Sterling. The foreign exchange risks of these activities are hedged within Group Treasury's limits.

Equity risk
The Group markets equity related products to its customers, including guaranteed stock market bonds. The Group's policy is to have no material exposure to equity markets. The exposures arising from the Group's products are eliminated as far as is practicable by appropriate hedging contracts.

Liquidity risk
It is Group policy to ensure that sufficient liquid assets are at all times available to meet the Group's obligations, including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of the ALCO. The day-to-day management of liquidity is the responsibility of Group Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required.

Liquidity policy is approved by the GCPC and agreed with the Financial Services Authority. Limits on potential cash flow mismatches over defined time horizons are the principal basis of liquidity control. The size of the Group's holdings of readily realisable liquid assets is primarily driven by such potential outflows.

Derivatives
A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures and are an indispensable tool in treasury management. Derivatives are primarily used by the Group for balance sheet management purposes. However the bank also runs trading book positions in derivatives; details of the level of interest rate risk in the trading book are contained in Note 41 on page 68.

Types of derivatives and uses
The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal loans, leasing arrangements, funding and investment activities and foreign exchange services to customers.

The following table describes the significant activities undertaken by the Group, the related risks associated with such activities, and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRAs
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives
With the exception of credit exposures, which are managed within policies approved by the GCPC, all limits over the use of derivatives are the responsibility of the ALCO.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges, and are not subject to significant credit risk. Other derivatives contracts are on an "Over the Counter" basis with OECD financial institutions. The exposures arising from these contracts are shown in Note 41 to the Accounts on page 69.

Directors' Report

The directors have pleasure in presenting their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2003.

Principal Activities and Business Review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's principal subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

The Group's business during the year and future plans are reviewed on pages 2 to 20.

Results and Dividends
The profit on ordinary activities before tax for the year ended 31 December 2003 was £524.7m (2002: £468.3m).

An interim net dividend of 14.3 pence per share (2002: 13.0 pence per share) was paid on 13 October 2003.

The directors propose a final net dividend for the year of 29.6 pence per share (2002: 26.9 pence per share) to be paid on 10 May 2004.

Directors
The following persons were directors of the Company during the year:

Mr J R Windeler *Chairman*

Mr M P S Barton
Deputy Chairman

Mr R A Pym
Group Chief Executive

Mr M J Allen

Mr R L Banks

Mr D J Bennett

The Hon D Brougham

Miss F A Cairncross

Mr R M McTighe

Mr C S Rhodes

Mr P J Stone
(from 1 October 2003)

Mr E J Watts

The names and brief biographies of the current directors are shown on pages 22 and 23. Messrs R A Pym, R L Banks, R M McTighe, and E J Watts will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting. Mr P J Stone was appointed a director on 1 October 2003 and will offer himself for election at the forthcoming Annual General Meeting. Mrs J V Barker was appointed a director on 1 January 2004 and will offer herself for election at the forthcoming Annual General Meeting.

Additionally, under the revised Combined Code on Corporate Governance, any non-executive director serving more than nine years from the date of their first election must seek annual re-election. Although Miss F A Cairncross has only been a director of Alliance & Leicester plc since October 1996, she was appointed to the Board of the Alliance & Leicester Building Society in January 1992, and accordingly will offer herself for re-election.

Directors' Interests in Contracts
No director had a material interest at any time during the year in any contract of significance, other than a service contract (see Directors' Remuneration Report on page 30), with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares
Directors' interests in the shares of the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 28 to 34.

Substantial Shareholders
Shareholders with an interest in the issued ordinary share capital of the Company, disclosed in accordance with Sections 198-208 of the Companies Act 1985, are shown in note 35 on page 62.

Corporate Governance
The Group's Statement of Corporate Governance is set out on pages 35 to 38.

Social Responsibilities
The Group's Corporate Social Responsibility Report is set out on pages 24 to 26.

Charitable and Political Donations
No donations were made to political parties. Charitable donations are disclosed in the Corporate Social Responsibility Report on pages 24 to 26.

Staff
The Group's staff policies are set out on page 25.

Creditor Payment Policy
The Group's creditor payment policy is set out on page 24.

Authority to Purchase Shares
During the year 24.6m shares of 50 pence each, representing a nominal value of £12.3m, were repurchased and cancelled, representing 5.33% of the Company's issued capital as at 31 December 2003. The aggregate consideration (including stamp duty) paid for the shares was £215.1m. The purpose of the share buyback programme was to reduce the tier 1 capital ratio to within our target range of 7.0%-7.5% by the end of 2003.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 46.2 million of its shares, representing some 10% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements.

Auditors
On 1 August 2003, Deloitte & Touche, the Company's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP, with effect from 1 August 2003, under the provisions of section 26(5) of the Companies Act 1989.

A resolution to reappoint Deloitte & Touche LLP as the Company's auditors and authorise the Group Audit & Risk Committee to determine their remuneration will be proposed at the Annual General Meeting.

On behalf of the Board

S Lloyd
Company Secretary

19 February 2004

Board of Directors



John Windeler Aged 60
Chairman
Appointed to the Board of Alliance & Leicester plc in October 1996, having joined the Board of Alliance & Leicester Building Society in April 1995, he became Chairman in January 1999 (assuming the role of Executive Chairman between October 1999 and June 2002). John Windeler has extensive experience in international money and securities markets, formerly as Executive Vice President of Irving Trust Bank, Group Chief Financial Officer at the National Australia Bank and Chief Executive of that bank's UK insurance division. He is Chairman of the Nomination Committee. He is also a non-executive director of BMS Associates Limited and RM plc.



Peter Barton Aged 66
Non-Executive Deputy Chairman and Senior Independent Director
Appointed to the Board in May 1998, Peter Barton is Chairman of the Remuneration Committee and of the Group Audit & Risk Committee. He is also a member of the Group Credit Policy and Nomination Committees. He is Chairman of Howard de Walden Estates Limited, Vice Chairman of the Guinness Trust Group and a director of Foreign & Colonial US Smaller Companies plc. He is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included 9 years with Lehman Brothers International and 4 years with Robert Fleming & Co.



Richard Pym Aged 54
Group Chief Executive
Appointed to the Board of Alliance & Leicester plc in October 1996, having joined the Board of Alliance & Leicester Building Society in September 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. He is a member of the Group Credit Policy Committee. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. Until August 2003 he was a non-executive director of Selfridges plc.



Michael Allen Aged 66
Non-Executive Director
Appointed to the Board in January 2000, Michael Allen is a member of the Remuneration and Nomination Committees. He was Group Vice President in Procter & Gamble's European operations, having held a number of senior management positions in the Group. He is a non-executive director of Safeway plc and Fiske plc.



The Honourable David Brougham Aged 63
Non-Executive Director
Appointed to the Board in May 2000, David Brougham is Chairman of the Group Credit Policy Committee and a member of the Group Audit & Risk and Remuneration Committees. He has served as Chairman of Chartered Trust plc and as an executive director at Standard Chartered, where he was on the Board from 1993 until 1998. He is a director at Hampden Holdings Limited.



Frances Cairncross CBE Aged 59
Non-Executive Director
Appointed to the Board of Alliance & Leicester plc in October 1996, having joined the Board of Alliance & Leicester Building Society in January 1992, Frances Cairncross is a member of the Remuneration and Nomination Committees. Currently on the staff of 'The Economist', she is also chair of the Economic and Social Research Council and an honorary fellow of St Anne's College and of St Peter's College, Oxford. She will become Rector of Exeter College, Oxford, in October 2004.



Mike McTighe Aged 50
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe is a member of the Group Audit & Risk, Remuneration and Nomination Committees. He is currently Chairman of Via Networks, Inc and Phyworks Limited, and maintains a small portfolio of other directorships of private equity backed companies. He was formerly Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he spent 5 years with Philips of the Netherlands, 5 years with Motorola, and 10 years with GE.



Richard Banks Aged 52
Managing Director, Wholesale Banking
Appointed to the Board in February 1998, Richard Banks is a member of the Group Credit Policy Committee and has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester since he joined Alliance & Leicester Commercial Bank (formerly Girobank) plc in 1987. His previous career was with Midland Bank plc.



Jane Barker Aged 54
Non-Executive Director
Appointed to the Board in January 2004, Jane Barker is a member of the Group Audit & Risk Committee. She is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She is also a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange, and a number of senior finance roles in Marsh & McLennan Companies Inc., the leading insurance brokerage.



David Bennett Aged 41
Group Finance Director
Appointed to the Board In January 2000, David Bennett is responsible for financial planning and reporting, strategic planning, group risk and group property services. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd.



Chris Rhodes Aged 40
Managing Director, Retail Banking
Appointed to the Board in June 2002, Chris Rhodes became Managing Director, Retail Banking in October 2003. Chris was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank (formerly Girobank) plc.



Peter Stone Aged 57
Non-Executive Director
Appointed to the Board in October 2003, Peter Stone is a member of the Group Audit & Risk and Group Credit Policy Committees. He was an Executive Director of Close Brothers Group plc from 1975 to 1998. He is a non-executive Director of Intermediate Capital Group Plc, DTZ Holdings plc, and Smith & Williamson.



Jonathan Watts Aged 49
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is a member of the Group Audit & Risk, Remuneration and Nomination Committees. He is Chairman of Hutchison Network Services and a member of the Advisory Boards of Telegraph Hill Partners and Exony. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Corporate Social Responsibility Report

Introduction
The following report contains extracts taken from our 2003 Corporate Social Responsibility (CSR) Report which is published on the Group's CSR website (www.alliance-leicester-csr.co.uk).

In 2002 we set out our commitment to CSR activities. During 2003 we have continued to develop and promote our CSR activities and have made significant progress in gaining industry recognition, including winning Mortgage Finance Gazette's "Community Services Award – National", recognising our work in the voluntary sector, and the Institute of Financial Services award for "Most impressive Community Service Programme".

We have continued to structure our CSR report along the guidelines set out by the Financial Organisations Reporting Guidelines (FORGE) working group, and we have also followed the Business in the Community (BITC) recommendations on indicators, in terms of the data disclosed in the full report.

Our Marketplace
Access to products and services
Our distribution network includes 300 branches, telephone and postal banking, and the internet. Our personal current account customers and our corporate customers are also able to use the 17,000 Post Offices across the UK to deposit and withdraw cash.

We know that some of our customers have additional needs. For customers who are deaf, hard of hearing or have speech impairments, a fully qualified sign language interpreter is available on request. Customers can also use a Typetalk operator, a national telephone relay system allowing them to communicate with us via our standard telephone system.

For customers with visual impairments we make our documents easier to read by printing brochures, letters and statements in larger print, or providing them in an audio or Braille format.

Our new and refurbished branches are all being designed, wherever possible, to make them more convenient and accessible for customers with additional needs. Over the past year we have invested over £1.3m in providing accessible services for customers who have additional needs.

Business ethics
Our Statement of Business Principles includes a number of items that encapsulate the Group's business ethics, and have been endorsed by the Board and communicated to our employees. All of our core policies are regularly reviewed by the directors, and our Group Audit & Risk Committee has responsibility for reviewing and approving them. Our Statement of Business Principles can be found in the policies section on the Group's CSR website – www.alliance-leicester-csr.co.uk.

Privacy
The Group complies with the Data Protection Act and has stringent policies on the protection of customer privacy, conforming to standards set by the voluntary banking codes and legislation.

Our research has shown that customers rank "privacy" as one of their major issues when dealing with their bank. Reflecting this, we regularly monitor how our customers rate the privacy they receive when dealing with Alliance & Leicester, and their responses feed directly into our formal monitoring of our customer service performance.

Terms of trade
Our products are primarily aimed at UK-based customers, and all of our operations are based in the British Isles. In this context, Terms of Trade issues are not significant for the Group.

Creditor payment policy
The Group is a signatory of the DTI's Better Payment Practice Code. Information regarding this code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

It is Group policy to:

- agree the terms of payment at the start of business with that supplier;

- ensure suppliers are aware of the payment terms;

- pay in accordance with any contractual and other legal obligations.

Trade creditors of the Company for the year ended 31 December 2003 were 29 days (2002: 28 days), based on the ratio of Company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Responsible lending
Alliance & Leicester is a responsible lender. We are committed to helping our customers understand the products they are buying, and to assessing whether they can afford to repay any money that they borrow from us. Our brand values of being "simple and straightforward" to deal with and "friendly and approachable", align us with our regulator's objective of improving the clarity of financial information and its understanding by customers.

Our mortgage and personal lending sales and application processes comply with all industry codes of practice. All applications are credit scored, a well-proven method of determining an individual's likelihood to default on a loan. Credit scoring takes into account the customer's details as submitted in the application form, as well as an independent view of the customer's payment behaviour from credit reference agencies. In addition, all applications must pass an affordability test, which takes into account a number of specific elements of a person's outgoings, including the servicing costs of the customer's outstanding loans and mortgages.

Mortgage payments can be subject to volatility caused by changes in interest rates, and by the impact of short term discounts coming to an end. Reflecting this, we further protect our mortgage customers, by assessing what the monthly mortgage loan repayment would be at higher than prevailing interest rates. As part of the affordability process, we check all mortgage applicants' income via payslips.

We have a high quality loan book which, as a result of our responsible approach and rigorous underwriting processes, has a lower level of arrears than the industry average.

Our Workplace

Responsibility for all employee related matters, including health and safety, rests with the Group's Human Resources Director, who reports to the Group Chief Executive.

Investors in People

In 2000 we committed to achieving the Investors in People (IiP) standard. IiP is a nationally recognised, independently assessed standard, encouraging organisations to train and develop all their people. Using IiP as a benchmark has helped us to focus the training and development of all employees around the delivery of our strategy.

Since 2000 we have successfully achieved accreditation in many areas of the business, and in December 2003 were pleased to achieve accreditation at Group level. The most recent report from IiP says, "In summary, Alliance & Leicester is an impressive organisation with a genuine and continuing commitment to developing its people."

Learning and development

Alliance & Leicester places a high priority on the training and development of our employees. During 2003 we spent over £6m to support improved staff performance. This equates to an average spend per employee of £690. On average, staff will complete 6 days of development per year, 4 days workshop based, the remainder "on the job".

During 2002 or 2003, almost all of our employees attended a "Valuing Individual People" workshop. This training course was aimed at enhancing customer service and meeting the Group's strategic goals.

Public interest disclosures

Individual employees may be the first to realise that there may be something seriously wrong within a business. We are committed to ensuring that any suspicion of malpractice is reported, and therefore encourage all employees to raise any genuine concerns about potential malpractice at the earliest practicable stage. The Group treats all such concerns seriously. All staff initially report any concerns, in confidence, to the Group's Head of Group Compliance and Money Laundering Reporting Officer.

Disciplinary policy

Alliance & Leicester has a formal disciplinary policy. The aim of the policy is to be corrective rather than punitive, and it is in line with the ACAS Code of Practice on discipline at work. It sets reasonable standards of performance and behaviour, and aims to ensure consistency and fairness of treatment of all employees when these standards are not met.

Health and safety

As a responsible employer we are committed to ensuring that none of our people are exposed to an unacceptable risk to their health or safety. Although financial sector employment is generally regarded as low risk, every occupation involves its own hazards with the potential for injury, damage or loss.

It is our policy to provide a safe and healthy working environment for our staff, our customers and our contractors. We believe a safe and healthy working environment is a positive business investment, and we will seek to achieve health and safety excellence through statutory compliance.

Diversity and equal opportunities

We are committed to equality of opportunity and recognise the importance of this in building a strong and competitive business. We will not condone discrimination on the grounds of sex, race or national origin, colour, religious belief, disability (mental or physical), marital status, age or sexual orientation. We believe that all staff should be treated with the same respect and dignity, and will continually strive to provide employees with a working environment which is free from discrimination. Our Equal Opportunities policy commits us to removing barriers which would prevent the employment of disabled people, and to implementing all reasonable measures to ensure disabled staff can effectively carry out their jobs.

Freedom of association/ collective bargaining

The Group recognises the Communications Workers Union (CWU), Alliance & Leicester Group Union of Staff (ALGUS), and the Public and Commercial Services Union (PCS) for collective bargaining purposes. We enjoy good relations with these recognised unions and endeavour to involve their representatives at all levels.

Our Community

Our Director of Corporate Communications, who reports directly to the Group Chief Executive, is responsible for community affairs.

We aim to build close ties with the communities in which we operate across the UK, particularly those from which we draw a large number of employees, customers and shareholders. This year we have continued to support and involve employees in community related projects that contribute toward staff development needs and provide measurable benefit to the community. Our volunteering programme positively encourages links with "partner" organisations, and facilitates a co-ordinated response by employees and outside partners.

Alliance & Leicester is an active member of Business in the Community's "Cares" initiative, which aims to increase the quality and quantity of employee volunteering across the UK. Our two main centres of operation, in Leicester and Bootle, Merseyside are each a particular focus of activity. We also have volunteering activities organised by staff in our Manchester, Ashford and Leeds centres. Group employees are participating in both Leicestershire Cares and Liverpool Cares initiatives, with a particular emphasis on education. To this end we have recruited over 150 volunteers from our Leicester, Liverpool, Leeds and Manchester operations to participate in the Right To Read scheme, which aims to improve literacy standards by using volunteers to listen to primary school children read.

Donations and community investment

We have significantly increased our investment in our local communities. During 2003, Alliance & Leicester made donations for charitable purposes amounting to £662,000, an 18% increase compared to 2002. This included £150,000 donated by the Group to the NSPCC as a result of our account-opening promotion run in December 2002 and January 2003.

In addition to these donations, our corporate community investment programme has given support to a large number of organisations nationally and locally. During 2003 we invested over £330,000 in local community events and programmes, including the TAG rugby programme with Leicester Tigers, and sponsorship of the Liverpool City Council firework display and Diwali celebrations in Leicester. In addition to this we also sponsor Leicester City Football Club, the Premiership football club local to our head office.

As mentioned earlier in this report, over the past year we have invested over £1.3m in providing accessible services for customers who have additional needs.

Our staff play a key role in our relationships with our local communities, and this has been acknowledged with the setting up of annual Volunteer of the Year and Charity of the Year awards within the Group. Management secondments, organising fund raising events, the development of our community programmes, and the use of office space, amounted to an estimated cost of £120,000 in 2003.

We also support staff wishing to give donations to charities through payroll giving, as well as running a matched donation scheme, which matches funds raised for charities by our staff.

Our Environment

Environmental risk is part of our overall risk framework, which is managed by the Group Audit & Risk Committee. The Group's environmental policy, which is applied consistently across the whole Group, is the responsibility of the Managing Director, Wholesale Banking, an executive director and member of the Board, who is also responsible for the Group's Supply Chain Management department. The policy is implemented by our Group Energy Manager, who is a senior manager within the Group's Supply Chain Management department.

We recognise that the Group has a responsibility to act in a way that respects the environment. Environmental best practice, wherever reasonably practicable, is incorporated into our decision making processes. The Group invests in environmentally friendly and sustainable products and services where it is practical to do so.

Alliance & Leicester's main environmental impacts are through the buildings we operate, and the resources used by our staff in their day-to-day work. The Group's environmental activity is therefore focused on the key areas of energy and water, transport, waste and pollution, and the working environment. Our indirect impact on the environment is primarily through the Group's lending activities. Over three-quarters of the Group's loans and advances are to customers for the financing of their principal residential UK home. The Group has a relatively small commercial lending business. The commercial lending risk assessment process includes, where appropriate, a review of the environmental risk associated with each transaction.

We are committed to controlling our environmental impact from the use of energy. We achieved re-accreditation status for a further 3 years from the Institute of Energy and the National Energy Foundation at the end of 2002. The Energy Efficiency Accreditation Scheme is the UK's only independent award, recognising achievements in reducing energy use by leading organisations in industry, commerce and the public sector.

During the first half of 2004 we are committed to developing, documenting and implementing an Environmental Management System (EMS). This project is a key objective for the Group's Energy Manager in 2004. The EMS will focus on the Group's energy (gas, electricity), water, waste and business travel usage. In developing the system the Group's environmental objectives and targets will be thoroughly reviewed and updated.

Statutory Accounts

Contents

Directors' Remuneration Report

For the Year Ended 31 December 2003

This report has been prepared pursuant to the Directors' Remuneration Report Regulations 2002 and the Listing Rules issued by the Financial Services Authority.

Remuneration Committee

Role

The Remuneration Committee (the "Committee") is responsible, pursuant to a policy framework on executive remuneration agreed by the Board, for determining the pay and benefits and contractual arrangements for the Chairman, executive directors and the Company Secretary, and for overseeing the Group's Share Schemes. The Committee also recommends and monitors the structure and levels of remuneration for Senior Managers throughout the Group. It operates under the delegated authority of the Board and its Terms of Reference are available to view on the Group's website – www.alliance-leicester-csr.co.uk.

It is committed to principles of accountability and transparency to ensure that remuneration arrangements demonstrate a clear link between reward and performance. In its work, the Committee considers fully the principles and provisions of the Combined Code on Corporate Governance.

Membership

The Committee comprises the following non-executive directors:

Mr M P S Barton
(Committee Chairman and senior independent non-executive director)

Mr M J Allen

The Hon D Brougham

Miss F A Cairncross

Mr R M McTighe

Mr E J Watts

Mr J R Windeler resigned from the Committee on 25 September 2003.

Mr R M McTighe and Mr E J Watts were appointed members of the Committee on 30 October 2003. All other members of the Committee served throughout 2003.

The Company Secretary, Mr J Hepplewhite, acted as secretary to the Committee throughout 2003, and provided professional assistance to the Committee on governance issues. Mr T S Lloyd replaced Mr Hepplewhite on his retirement on 31 December 2003.

Meetings

The directors' attendance at Committee meetings held during their period of membership and the number of meetings held during 2003 is set out on page 38. The Chairman, Mr J R Windeler and the Group Chief Executive, Mr R A Pym are invited to attend the Committee meetings, except when the Committee discusses matters relating to their remuneration.

Advisers

The Committee used the services of both Towers Perrin and Watson Wyatt during the year, to provide general remuneration advice and comparator information, and Mercer Human Resource Consulting ("Mercer") to advise specifically on pension related issues. Deloitte & Touche LLP, the Company's external auditor, was appointed by the Company, during the year, with the agreement of the Committee, to provide specialist advice on the Group's Share Schemes. Freshfields, Solicitors, provided advice on Directors' service agreements. Mercer also act as actuaries and advisers to the Group's pension scheme and advise the Company on matters relating to its operation.

The Committee consults with the Chairman and the Group Chief Executive as appropriate, and is also supported by the Director of Human Resources.

Remuneration Policy

The broad policy of the Group Board and the Committee remains to set remuneration so as to attract and retain high calibre executives and to encourage and reward superior business performance. Remuneration for executive directors is intended to reward both individual and company performance, measured against performance criteria that are relevant and realistic but also challenging, so that good performance is encouraged. Therefore, remuneration arrangements will continue to focus on incentive plans that encourage delivery of operating plans as well as shareholder value, rather than just annual salary.

Also, under Committee guidelines, each executive director is required to build up over a period of five years and retain, whilst a director, a minimum holding of shares in the Company equivalent to his annual basic salary.

For 2004 and beyond, annual salary will continue to be set at levels not normally exceeding market median, to remain competitive in the market place, whilst bonuses and long term incentive plans will reflect market upper quartile competitive levels and be based on delivery of targets and Total Shareholder Return ("TSR").

Performance Graph

The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2003. The FTSE Index was chosen as it is a broad equity market index consisting of companies of similar complexity and size to the Company.

TSR Performance:
Alliance & Leicester v FTSE 100, 01.01.1999 – 31.12.2003


130
120
110
100
90
80
70
'99
'00
'01
'02
'03
TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Remuneration for Executive Directors

The main components of the remuneration package for executive directors are:

Basic Salary

Basic salary for executive directors takes into account the role, responsibilities, performance and experience of the individual. This is normally reviewed annually unless responsibilities change. Salary levels are set against background information from independent advisers on salary levels for similar positions amongst a specific comparator group of financial organisations and with due regard to general salary trends within companies in the FTSE 100 Index. The current comparator group comprises:

Abbey National plc	Aviva plc
Barclays Bank plc	Bradford & Bingley plc
Britannic Assurance plc	Friends Provident plc
HBOS plc	HSBC Holdings plc
Legal & General plc	Lloyds TSB Group plc
Northern Rock plc	Prudential plc
The Royal Bank of Scotland Group plc	Standard Chartered plc

As at 31 December 2003, the comparator group included Egg plc and Zurich Financial Services instead of Standard Chartered plc and Northern Rock plc.

Annual Bonus

At the discretion of the Committee, executive directors are eligible to receive an annual performance bonus.

Bonuses are contingent on achievement of one-year performance targets set annually by the Committee. These comprise a mix of corporate targets (revenue growth, cost reduction, pre-tax profit and growth in earnings per share ("EPS")) and individual personal performance targets. The level of bonus for on-target performance for 2003 and beyond is 60% of salary, with a maximum of 200% of salary for exceptional performance (amounts over 100% of salary are taken in the form of deferred shares under the Deferred Bonus Scheme (see below), but without any matching element).

Bonuses are discretionary and are non-pensionable.

In order to encourage executive directors to build up a significant personal stake in the Company, they may be required to receive one-quarter of their annual bonus in the form of a deferred shares option award which the Company will match if related performance criteria are achieved (see below under Long Term Incentive Schemes). Executive directors are able to voluntarily defer up to 100% of their annual bonus (to a maximum of 100% of salary) for this purpose. This also acts as a retention tool and ensures executive directors share a significant level of personal risk with the Company's shareholders. The rights to deferred shares cannot normally be exercised for three years and lapse if not exercised within seven years. If a director leaves before the third anniversary of the grant, the Trustees to the Scheme may exercise their discretion in allowing the options over deferred shares to be exercised. Deferred shares are not awarded within two years of an individual's 60th birthday.

There are share schemes for executive directors designed to align the interests of executive directors with those of shareholders:

Share Options

Each executive director is eligible for the grant of options under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes. The price at which shares can be acquired on exercise of options is the market value of the shares on the day prior to the date of grant. Accordingly, the share price has to rise above the price at which the option is granted before an executive director can benefit.

The aggregate value of new shares, for which options to subscribe may be granted to each executive director in any year, cannot normally exceed a maximum total annual award of two times basic salary, with a power for the Committee to increase this up to four times basic salary if it considers that this is warranted in exceptional circumstances.

The value of share option grants has typically been valued at up to one and a half times basic salary (two times for new appointments), with the grants being made in two tranches following the final and interim results. Options cannot normally be exercised for three years from the date of grant. The performance condition applied to grants is that options are exercisable if the percentage growth in EPS exceeds the increase in the Retail Price Index ("RPI") by at least 9% over a three year period (grants, prior to 2002, have used a percentage between 6% and 9%). The Committee reviews this condition before each new grant paying due regard to market practice. The Committee considers this performance condition to be suitable and appropriate as a means of focusing executive directors on generating earnings growth and accords with market practice. No options are awarded within two years of an individual's 60th birthday.

Options normally vest after three years, subject to attainment of the relevant performance conditions. Provisions exist for the re-testing of performance after years four and five, calculated from the base grant year and based on EPS growth of RPI +12% (year 4) or RPI +15% (year 5). Options granted prior to 2002 are subject to performance conditions that may be measured over any three year period.

Under the rules of the share option schemes, options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group, or at the discretion of the Committee in any other circumstances. Also, in these circumstances, any performance conditions attaching to the exercise of the options cease to apply.

Long Term Incentive Scheme

Deferred Bonus Scheme

Under the Alliance & Leicester Deferred Bonus Scheme, the Company may match an award of deferred shares on the basis of up to three matched shares for each deferred share awarded. The maximum matched award is given for upper quartile performance in terms of Total Shareholder Return measured relative to a peer group of Retail Banks. Total Shareholder Return measures the change in value of a share and reinvested income over the period of measurement. The current constituents of the peer group, excluding the Company, are:

Abbey National plc	Barclays Bank plc
Bradford & Bingley plc	HBOS plc
Lloyds TSB Group plc	Northern Rock plc
The Royal Bank of Scotland Group plc	

These banks have been chosen because they are all in the financial services sector and are broadly comparable in the range of activities undertaken. Awards only begin to vest when median performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance. The rights to matching shares cannot normally be exercised for three years and lapse if not exercised within seven years. Total Shareholder Return is considered by the Committee to be a suitable measure for this type of scheme, as it provides clear links with the creation of shareholder value. Further details are set out on page 34.

Under the Deferred Bonus Scheme options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability, retirement or at the discretion of the Trustees to the Scheme based on the recommendations by the Committee in any other circumstances. Performance conditions apply unless waived by the Committee and are normally subject to a three-year performance period, without re-testing.

Employee Share Schemes

Executive directors may also participate in the Company's existing Employee Share Schemes, including the Savings Related Share Option Scheme and the Company's Share Incentive Plan, on the same basis as all other employees. There are no performance conditions attached to these schemes.

Pensions

Executive directors are members of the Defined Benefit Section of the Alliance & Leicester Pension Scheme which has a normal retirement age of 60.

The main features of the pension promise for executive directors based on the standard terms of the Scheme, are:

(a) Pensions from age 60 of 1/60th of basic salary averaged over the last twelve months prior to retirement for each year of pensionable service.

(b) A cash benefit on death in service of 4x annual rate of basic salary at date of death.

(c) Pensions payable in the event of ill-health.

(d) Pensions for dependants on a member's death are generally equal to half the member's prospective retirement pension at 60 on death in service, or half the member's pension entitlement on death in retirement.

Member contributions are 5% of basic salary.

The following directors have special arrangements:

(a) Mr Pym and Mr Bennett are entitled to a pension of 2/3rd of their final pensionable salary on retirement at age 60 inclusive of retirement benefits from service at other organisations.

(b) Mr Pym is not required to contribute. Mr Bennett contributes 15% of the Earnings Cap.

There is an unfunded unapproved pension arrangement to increase the pension and lump sum life assurance benefit to the level promised, where, because of Inland Revenue limitations (including those resulting from the Earnings Cap), these cannot be paid in total from the Scheme. Such arrangements apply to Mr Pym and Mr Bennett.

On retirement from service an executive director may, with the consent of the employer, draw his accrued pension from the Alliance & Leicester Pension Scheme at any time after his 50th birthday (subject to a reduction of 3% for each year by which retirement precedes his 60th birthday).

Pensions in payment are subject to contractual increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum of 5%.

It is confirmed that there are no discretionary practices which are taken into account in calculating transfer values on leaving service.

Other Benefits

Executive directors are eligible for a range of benefits which include the provision of a company car, payment of car operating expenses including fuel, concessionary mortgage facilities, life assurance and membership of a private medical insurance scheme.

Other Directorships

The Group is supportive of executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. They are entitled to retain any fees they may receive. During the year, Mr R A Pym held a non-executive directorship with Selfridges plc, until his resignation on 29 August 2003. His fees for the period were £22,917.

Remuneration for the Chairman and Non-Executive Directors

The remuneration of the Chairman and the non-executive directors is determined by the Board as a whole in the light of recommendations by the Group Chief Executive and within the limits specified in the Articles of Association of the Company.

Mr Windeler was Executive Chairman until 1 June 2002. His contract of employment, which expired on his 60th birthday in March 2003, entitled him to a company car, non-exclusive use of a chauffeured car for business purposes, life assurance and membership of a private medical insurance scheme.

He was also a member of the Defined Benefit Section of the Alliance & Leicester Pension Scheme, with a normal retirement age of 60, and he contributed 5% of the Earnings Cap (the unfunded pension arrangements referred to earlier in this report applied to him also up to his 60th birthday). This pension is not currently being drawn.

Since March 2003 he has continued as a non-executive director on a similar basis of appointment to that applicable to the other non-executive directors, save that he continues to enjoy the benefit of non-exclusive use of a chauffeured car for business purposes. Whilst an executive director, he participated in the Long Term Incentive Schemes specified earlier in the report.

Non-executive directors are encouraged to build up their shareholding to 5,000 shares. No options have been, or will be, granted to any non-executive director in their capacity as a non-executive director of the Company.

Non-executive directors who are in full-time employment with a third party employer may elect to pay the whole or part of their fees to it. Payments in respect of Mr Stone's fees are made to his service company, and in respect of Mrs J V Barker (who was appointed as a non-executive director on 1 January 2004) are made to her employer.

Service Contracts

No non-executive director has an employment contract with the Company. Mr J R Windeler's employment contract ceased in March 2003. On joining the Board, non-executive directors are issued with an appointment letter.

New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. An example of a non-executive director's letter of appointment can be found on the Group's web site www.alliance-leicester-csr.co.uk

There are no provisions for compensation being payable upon early termination of an appointment. The non-executive directors are not eligible for share options.

Details of appointment periods appear below:

	Date of current appointment or reappointment*	Expiry Date	Notice Period
J R Windeler	1 June 2002	1 June 2005	None
M J Allen	1 January 2003	1 January 2005	None
M P S Barton	13 May 2003	13 May 2005	None
The Hon D Brougham	8 May 2003	8 May 2005	None
F A Cairncross	1 January 2004	1 January 2006	None
R M McTighe	1 June 2003	1 June 2005	None
E J Watts	8 May 2003	8 May 2005	None
P J Stone	1 October 2003	1 October 2005	None
J V Barker	1 January 2004	1 January 2006	None

* which may follow earlier renewals.

Executive directors have service contracts that continue until terminated by twelve months' notice (but which in any event terminate on their 60th birthday).

During the year the executive directors agreed to a revision of the terms relating to termination, without payment of any compensation. The new contractual provisions state that, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, the director is entitled to receive payment of twelve months' basic salary, an amount equal to the value of a cash bonus, having regard to the director's performance for the period worked, as the Committee, in its discretion, reasonably and fairly determines, and pension benefits. In addition, life assurance and medical insurance cover will be maintained for twelve months from the termination date. No such payments of salary and pension benefits, on termination by the Company, will exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

The new contracts were signed by all executive directors on 18 December 2003.

Audited Information

Directors' Remuneration

Year ended 31 December 2003

	Salaries/ Fees £000	Cash Bonus £000	Deferred Bonus(i) £000	Other Benefits £000	Total 2003 £000	Total 2002 £000
Executive Directors						
R A Pym	487	250	233	26	996	948
R L Banks	270	146	79	21	516	520
D J Bennett	323	195	65	14	597	598
C S Rhodes	272	188	62	1	523	348
Subtotal	1,352	779	439	62	2,632	2,414
Chairman						
J R Windeler	368	–	–	6	374	712
Non-Executive Directors						
M J Allen	47	–	–	3	50	43
M P S Barton	124	–	–	–	124	111
The Hon D Brougham	59	–	–	–	59	53
F A Cairncross	50	–	–	–	50	46
G N Corah (to 23.01.02)	–	–	–	–	–	7
R M McTighe	45	–	–	–	45	40
P J Stone	10	–	–	–	10	–
E J Watts	45	–	–	–	45	38
Subtotal	748	–	–	9	757	1,050
Total	2,100	779	439	71	3,389	3,464

Note:

(i) Maximum aggregate market value at date of grant of deferred share options recommended by the Remuneration Committee to the Trustees of the Alliance & Leicester Share Ownership Trust (for award in February 2004) in accordance with the deferred bonus arrangements described on page 29. The options over these shares become exercisable after 3 years, if the director is still employed by the Company (or at the discretion of the Trustees, if he leaves the Group earlier). More details can be found on page 29.

Directors' Interests in Ordinary Shares

The beneficial interests of directors at the year-end in shares in Alliance & Leicester plc were:

	Fully Paid Shares of 50p each‡	
Directors	As at 01.01.03 (or date of appointment if later)	As at 31.12.03–
M J Allen	500	500
R L Banks	8,127	25,468
M P S Barton	6,500	6,500
D J Bennett	5,913	17,367
The Hon D Brougham	5,000	5,000
F A Cairncross	12,714	12,714
R M McTighe	500	500
R A Pym	16,763	33,529
C S Rhodes	8,088	17,893
P J Stone (from 1st October 2003)	8,754	8,754
E J Watts	5,000	5,000
J R Windeler	34,836	107,809

‡ Directors' share interests include the interests of their spouses and infant children, as required by Section 328 of the Companies Act 1985.

– In addition to the beneficial interests in shares shown as at 31 December 2003, Mr R L Banks, Mr D J Bennett, Mr R A Pym and Mr C S Rhodes were each allocated 90 shares in the capital of the Company by the Share Incentive Plan Trustee on 30 January 2004. There were no other changes in the beneficial interests of the Directors in Company shares between 31 December 2003 and 13 February 2004.

Pension Entitlements

Executive Director	R L Banks	D J Bennett	R A Pym	C S Rhodes	J R Windeler*
Age attained at 31.12.03	52	41	54	40	60
Normal retirement age	60	60	60	60	60
Amount of accrued pension £ p.a.	£	£	£	£	£
at 31.12.03	74,331	39,538	178,036	66,870	29,666
(at 31.12.02)	(63,594)	(28,603)	(132,646)	(54,482)	(25,309)
Change in amount of accrued pension £ p.a. to 31.12.03	10,737	10,935	45,390	12,388	4,357
(to 31.12.02)	(7,129)	(9,669)	(38,168)	(6,046)	(9,059)
Change in amount of accrued pension £ p.a. net of revaluation during year to 31.12.03	9,656	10,449	43,135	11,462	3,930
(to 31.12.02)	(6,169)	(9,347)	(36,562)	(5,223)	(8,783)
Directors' contributions payable during year to 31.12.03 (C)	13,583	14,783	–	13,083	1,052
	£000	£000	£000	£000	£000
Cash equivalent transfer value at 31.12.02 (A)	700	182	1,576	330	433
Cash equivalent transfer value at 31.12.03 (B)	909	277	2,269	446	517
Change in transfer value over year to 31.12.03 net of member contributions (B-A-C)	195	80	693	103	83

* Mr J R Windeler ceased to make contributions to the Pension Scheme from his 60th birthday in March 2003. Figures shown relate to benefits earned to this date and adjusted for deferral.

Details of terms and conditions associated with the above pensions are shown on pages 29 and 30.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Schemes:

	Number of Options						
		During the year					
Directors	As at 01.01.03	Granted	Exercised	As at 31.12.03	Exercise Price £	Market price on date of Exercise £	Exercise Period
R L Banks	5,628			5,628	5.33#		23/4/00-22/4/07
	16,417		16,417	–	5.33*	8.23	
	38,589			38,589	9.005*		6/3/01-5/3/05
	513		513	–	6.72≠	8.87	
	47,320			47,320	8.77*		17/6/02-16/6/06
	43,137		43,137	–	5.10*	8.23	
	28,731			28,731	6.70*		23/2/04-22/2/08
	14,587			14,587	8.055*		23/7/04-22/7/11
	2,094			2,094	6.32≠		1/11/07-1/5/08
	14,038			14,038	8.37*		12/3/05-11/3/12
	17,924			17,924	7.95*		6/8/05-5/8/12
	–	25,844		25,844	7.545*		26/2/06-25/2/13
	–	25,582		25,582	8.795*		1/9/06-31/8/13
D J Bennett	3,420			3,420	8.77#		17/6/02-16/6/09
	42,189			42,189	8.77*		17/6/02-16/6/06
	45,098		45,098	–	5.10*	8.62	
	36,567			36,567	6.70*		23/2/04-22/2/08
	15,518			15,518	8.055*		23/7/04-22/7/11
	16,427			16,427	8.37*		12/3/05-11/3/12
	20,441			20,441	7.95*		6/8/05-5/8/12
	–	29,821		29,821	7.545*		26/2/06-25/2/13
	–	29,846		29,846	8.795*		1/9/06-31/8/13
R A Pym	5,628			5,628	5.33#		23/4/00-22/4/07
	76,923		76,923	–	5.33*	8.23	
	31,093			31,093	9.005*		6/3/01-5/3/05
	59,293			59,293	8.77*		17/6/02-16/6/06
	60,784			60,784	5.10*		17/2/03-16/2/07
	47,761			47,761	6.70*		23/2/04-22/2/08
	21,104			21,104	8.055*		23/7/04-22/7/11
	1,503			1,503	6.32≠		1/11/05-1/5/06
	22,700			22,700	8.37*		12/3/05-11/3/12
	32,704			32,704	7.95*		6/8/05-5/8/12
	–	44,731		44,731	7.545*		26/2/06-25/2/13
	–	51,165		51,165	8.795*		1/9/06-31/8/13
C S Rhodes	7,190			7,190	9.005*		6/3/01-5/3/05
	14,171			14,171	7.85*		4/3/02-3/3/06
	38,235		38,235	–	5.10*	8.62	
	28,544			28,544	6.70*		23/2/04-22/2/08
	22,243			22,243	8.055*		23/7/04-22/7/08
	2,618			2,618	6.32≠		1/11/07-1/5/08
	3,584			3,584	8.37#		12/3/05-11/3/12
	5,885			5,885	8.37*		12/3/05-11/3/12
	20,219			20,219	7.95*		6/8/05-5/8/12
	–	23,856		23,856	7.545*		26/2/06-25/2/13
	–	23,877		23,877	8.795*		1/9/06-31/8/13
J R Windeler	6,586		6,586	–	4.555#	9.07	
	190,998		190,998	–	4.555*	8.38	
	2,658		2,658	–	3.644≠	9.07	
	67,164		67,164	–	6.70*	8.38	

The following scheme is not subject to performance conditions:

≠ Options granted under the Alliance & Leicester ShareSave Scheme.

The following schemes are subject to performance conditions (see page 29 for details of performance conditions):

Options granted under the Alliance & Leicester Approved Company Share Option Scheme.

* Options granted under the Alliance & Leicester Unapproved Company Share Option Scheme.

Gains on exercised options are disclosed in note 6 to the accounts.

On 31 December 2003 the market price of ordinary shares in Alliance & Leicester plc was £8.88 and the range during 2003 was £6.735 to £9.09.

No options have expired unexercised during 2003.

Bonus Awards

The following table shows the directors' interests in deferred share options awarded under the deferred bonus scheme (but does not include those subject to award in February 2004 as described on page 31).

Director	Bonus Year		Value of award £	Market Value at date of grant £	No. of shares under Option	Exercise Price £	Exercise Period
R L Banks	1999	Deferred Shares	29,998	5.10	5,882*	Nil	17/2/03-17/2/07
	2000	Deferred Shares	60,000	6.70	8,995#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	25,000	8.37	2,986#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	88,200	7.545	11,689#	Nil	26/2/06-26/2/10
D J Bennett	2000	Deferred Shares	50,000	6.70	7,462#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	30,000	8.37	3,584#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	72,750	7.545	9,642#	Nil	26/2/06-26/2/10
R A Pym	1997	Deferred Shares	22,800	9.005	2,532	Nil	6/3/01-6/3/05
	1997	Matched Shares	22,800	9.005	2,531~	Nil	6/3/01-6/3/05
	1998	Deferred Shares	26,040	8.77	2,969*	Nil	17/6/02-17/6/06
	1999	Deferred Shares	49,995	5.10	9,803*	Nil	17/2/03-17/2/07
	2000	Deferred Shares	92,000	6.70	13,731#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	80,000	8.37	9,557#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	168,750	7.545	22,365#	Nil	26/2/06-26/2/10
C S Rhodes	2000	Deferred Shares	20,245	6.785	3,021^	Nil	15/3/04-15/3/08
	2000	Matched Shares	20,245	6.785	3,021^	Nil	15/3/04-15/3/08
	2001	Deferred Shares	14,525	8.37	1,735^	Nil	13/3/05-12/3/09
	2001	Matched Shares	14,525	8.37	1,735^	Nil	13/3/05-12/3/09
	2002	Deferred Shares	67,000	7.545	8,879#	Nil	26/2/06-26/2/10

* In the case of the 1998 and 1999 bonus years, a maximum of up to two matching shares for each deferred share may be awarded subject to the Company's Total Shareholder Return (TSR) performance ranking greater than 50th percentile against the TSR performance of two comparator groups namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 to 2002 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 29).

~ The matching share option granted in 1998 in respect of the 1997 bonus year was not subject to a performance objective. This reflected terms agreed at the time of the flotation of the Company in 1997.

^ C S Rhodes' deferred and matching shares were awarded prior to his appointment as a Director of the Company. Only one matching share, which is not subject to a performance condition, may be awarded for each deferred share.

Long Term Incentive Scheme

The following table shows the directors' interests in matched share options awarded under the deferred bonus scheme (but does not include those subject to award in February 2004 as described on page 31). These figures represent the maximum potential award.

	Award date	Awards held at 01/01/03	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31/12/03	End of period when qualifying conditions must be met
R L Banks	17/2/00	11,764*		11,764~		–	31/12/02
	23/2/01	26,865#				26,865#	31/12/03
	12/3/02	8,958#				8,958#	31/12/04
	26/2/03		35,067#			35,067#	31/12/05
D J Bennett	23/2/01	22,386#				22,386#	31/12/03
	12/3/02	10,752#				10,752#	31/12/04
	26/2/03		28,926#			28,926#	31/12/05
R A Pym	17/6/99	–**				–**	31/12/01
	17/2/00	19,606*		19,606~		–	31/12/02
	23/2/01	41,193#				41,193#	31/12/03
	12/3/02	28,671#				28,671#	31/12/04
	26/2/03		44,730#			44,730#	31/12/05
C S Rhodes	26/2/03		23,856#			23,856#	31/12/05
J R Windeler	23/2/01	134,328°		134,328		–	31/12/03

** An option over 1,734 shares vested during 2002. This option remains unexercised at 31 December 2003.

° Whilst Mr J R Windeler was Executive Chairman he was granted options under the Executive Share Option and Deferred Bonus Schemes. Following his relinquishment of this role, the Trustees of the Deferred Bonus Scheme set the qualifying period to end on Mr Windeler's 60th birthday. Mr Windeler was required to exercise such options (including receipt of matching shares under the Deferred Bonus Scheme) immediately thereafter. The performance conditions were met for the qualifying period. He exercised his options over 44,776 deferred shares and 134,328 matched shares on 21 March 2003. The market value of the shares on the date of the award was £6.70. The market value of the shares on the date of vesting and exercise was £8.375, which represents a gain of £1,499,996.

~ The market value of shares on date of grant was £5.10. The market value on the date of options vesting was £7.84, representing an aggregate gain of £92,203 for Mr R L Banks and £153,711 for Mr R A Pym. These options remain unexercised at 31 December 2003.

* In the case of the 1998 and 1999 bonus years, a maximum of up to two matching shares for each deferred share may be awarded subject to the Company's Total Shareholder Return (TSR) performance ranking greater than 50th percentile against the TSR performance of two comparator groups namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 to 2002 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of Retail Banks (see page 29).

The exercise price for the matched share options is nil. There were no variations in terms and conditions of the Scheme during the year.

The market value of shares awarded on 26 February 2003 was £7.545.

On behalf of the Board

M P S Barton
Chairman of the Remuneration Committee
19 February 2004

Statement of Corporate Governance

Principles of Corporate Governance

The Board recognises the value of good corporate governance not only in the areas of accountability and risk management but also as a positive contribution to business prosperity. It believes that corporate governance involves applying the principles, as set out in the Principles of Good Governance and Code of Best Practice ("the Combined Code") issued by the London Stock Exchange in June 1998, in a sensible and pragmatic fashion, having regard to the individual circumstances of the Group's business. The key objective is to enhance and protect shareholder value.

The Board notes the publication in July 2003 of the revised Combined Code issued by the Financial Reporting Council, which applies to listed companies for periods commencing on or after 1 November 2003 ("the revised Combined Code"). The Group will report formally on its compliance with the revised Combined Code, as required under the Listing Rules, next year. However, the Board has reviewed the main and supporting principles and provisions set out in the revised Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003, and is satisfied that it complies with those provisions in all material respects.

Board Structure

The Board comprises nine non-executive directors and four executive directors who have the collective responsibility for ensuring that the affairs of the Company and its subsidiaries are managed competently and with integrity.

The Chairman is Mr J R Windeler. The senior independent non-executive director is the Deputy Chairman, Mr M P S Barton, and Mr R A Pym is Group Chief Executive. The names of the directors in office at the date of this report and their biographical details are set out on pages 22 and 23.

The revised Combined Code determines that the Chairman ceases to be independent when appointed.

The Board considers that all the non-executive directors are independent in character and judgement, and within the definition of this term in the revised Combined Code. This includes the Board's longest serving director, Miss F A Cairncross, who joined the Board of Alliance & Leicester Building Society in January 1992, although she has served on the Board of Alliance & Leicester plc for less than 9 years, being appointed in October 1996.

The Chairman regularly holds meetings with the non-executive directors without the executives present.

As well as providing "challenge" to the executive directors, the non-executive directors play a full part as members of the Board "team". They bring a diversity of business perspective and objectivity which complements the "hands on" expertise of their executive director colleagues. All members of the Board share responsibility for Board decisions.

The composition of the Board is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors, and that the directors collectively possess the necessary skills and experience for properly directing the Group's business activities.

Newly appointed directors submit themselves for election by shareholders at the first General Meeting after their appointment and at least every three years thereafter. They receive induction training upon appointment and are required to make regular visits to the Company's operational locations. The appointment of non-executive directors is documented in a letter, the standard terms of which are available from the Group website at www.alliance-leicester-csr.co.uk.

Evaluation of Board Performance

The Board is appraised annually, as are individual directors and Board committees.

The Chairman is responsible for appraising the performance of the Group Chief Executive against objective criteria agreed by the Remuneration Committee prior to the commencement of any appraisal period. The Chairman presents the results of his appraisal to the Remuneration Committee for consideration and determination of remuneration.

The Group Chief Executive is responsible for appraising the performance of the other executive directors individually, against objective criteria agreed by the Remuneration Committee prior to the commencement of any appraisal period. The Group Chief Executive presents the results of these appraisals to the Remuneration Committee for consideration and determination of remuneration.

All Board directors are required to complete a detailed questionnaire on the performance of the Board, to seek to identify any areas in which improvements might be made to the information provided to the Board or the conduct of its proceedings generally. The evaluation takes the form of a series of specific questions within general subject headings, and directors are required to score performance according to a scale. The Board subsequently discusses the collated results of the evaluation and any agreed improvements are implemented. The members of Board Committees undertake a similar annual evaluation and report their findings and recommendations to the Board.

The non-executive directors meet at least once a year under the guidance of the senior independent non-executive director, to review the performance of the Chairman.

Operation of the Board

The Board approves and closely monitors the Alliance & Leicester Group's strategic direction and business strategy. There is a formal schedule of matters specifically reserved to the Board, including the setting of corporate objectives, major capital expenditure, annual budgets and significant changes to the Group's structure and product range.

The Group Chief Executive is empowered to approve any matter not reserved to the Group Board within agreed financial limits, and in turn delegates the operational and financial management of the business to the executive directors to achieve agreed budgets and objectives.

The Board receives regular management performance and internal control reports and operates a system of Board reviews of individual business units and their performance against key targets and objectives.

Details of the number of Board and Committee meetings and the attendance at those meetings is set out on page 38.

Procedures are in place which allow directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Company Secretary.

The Board has established several Committees with specified terms of reference to assist the Board in the exercise of its responsibilities. The terms of reference for each of the Committees are available from the Group website at www.alliance-leicester-csr.co.uk.

Nomination Committee

The Nomination Committee comprising non-executive directors has the task of:

- evaluating the balance of skills, knowledge and experience required on the Board and the structure, size and composition of the Board and its Committees;
- recommending new appointments to the Board and reviewing reappointments when they become due;
- annually reviewing the performance of and the time required from the non-executive directors and Board Committees;
- overseeing succession planning for the Board.

During the year the Committee has formalised its succession and contingency plan for all Board and Committee appointments. Two additional independent non-executive directors, Mr P J Stone and Mrs J V Barker, have been appointed to the Board with the specific objective of increasing the breadth of recent financial and risk management experience on the Group Audit & Risk Committee, and the Group Credit Policy Committee.

Detailed candidate profiles were prepared for both appointments and an external search consultancy retained to identify prospective candidates from which a short-list was presented to the Committee.

The Committee membership as at 19 February 2004 is and during the period under review was:

Mr J R Windeler (Chairman)
Mr M J Allen
Mr M P S Barton
Miss F A Cairncross
Mr R M McTighe (from 30 October 2003)
Mr E J Watts (from 30 October 2003)

Mrs D Henderson, Head of Board Office, is the secretary of the Nomination Committee.

Remuneration Committee

The Remuneration Committee comprising non-executive directors is responsible, pursuant to a policy framework on executive remuneration agreed by the Board, for determining the pay and benefits and contractual arrangements for the Chairman, Executive Directors and the Company Secretary, and for overseeing the Group's Share Schemes. The Committee also recommends and monitors the structure and levels of remuneration for Senior Managers throughout the Group.

The Committee oversees the preparation of the Directors' Remuneration report which appears on pages 28 to 34.

The Committee membership as at 19 February 2004 is and during the period under review was:

Mr M P S Barton (Chairman)
Mr M J Allen
The Hon D Brougham
Miss F A Cairncross
Mr R M McTighe (from 30 October 2003)
Mr E J Watts (from 30 October 2003)

Mr T S Lloyd, Company Secretary, is the Secretary of the Remuneration Committee.

Group Audit & Risk Committee

The Group Audit & Risk Committee supports the Board's Corporate Governance responsibilities, including risk management and compliance with applicable codes.

The duties of the Committee fall into two main areas:

- Internal Control: the Committee reviews the effectiveness of the Group's systems of internal control and risk management and monitors compliance with regulatory requirements. To do this, the Committee approves the annual Internal Audit and Compliance plans, which are based on thorough risk assessments of the full scope of the Group's business activities, and monitors progress against the plans. Each meeting of the Committee receives reports from the Head of Group Internal Audit and the Head of Group Compliance regarding the state of internal control and compliance within the Group. The salient points of these reports are presented to the next Board meeting.
- Financial Reporting: the Committee's role is to review, on behalf of the Board, the Annual Report and Accounts, the Interim Report and internal audit reports. The Committee focuses on reviewing any changes in accounting policy, major areas of judgement and estimates, and compliance with accounting principles and regulatory requirements.

The Committee membership as at 19 February 2004 is and during the period under review was:

Mr M P S Barton* (Chairman)
Mrs J V Barker* (from 29 January 2004)
The Hon D Brougham*
Mr R M McTighe
Mr E J Watts
Mr P J Stone* (from 30 October 2003)

* The Board considers that these non-executive members of the committee have recent and relevant financial experience.

Mrs N Veall, Head of Group Internal Audit, is the Secretary of the Group Audit & Risk Committee.

The Group Chief Executive, and other Executive Directors, Director of Group Risk, Director of Accounting & Taxation, Head of Group Internal Audit, Head of Group Compliance and a representative of the external auditors normally attend meetings. Other Group Board members are also invited to all meetings. The Chairman of the Committee has independent access to both internal and external auditors, and to the Group's statutory regulator, the Financial Services Authority.

The Committee is also responsible for appointment and reappointment of the external auditors, the appropriateness of the audit fee and the engagement letter, ensuring that it has been updated to reflect changes in circumstances arising since the previous year, and any questions of resignation or dismissal.

The Group has developed and implemented a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the service could impair the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Group Audit & Risk Committee the use of delegated authorities to appoint the external auditors for non-audit services.

The Committee recognises the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Further information on the systems of business control appears later in this Statement. The Company's independent external auditors are present at meetings of the Committee and the Committee reviews the effectiveness of the audit process. The Committee also receives, on behalf of the Board, the Annual Report of the Group Money Laundering Reporting Officer, and reviews arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

Other Committees

The Group Credit Policy Committee reviews all aspects of credit, liquidity and market risk, and the Group Assets and Liabilities Committee establishes strategies for, and monitors and controls, the levels of balance sheet risk including liquidity, funding and currency exposures across the Group, and the monitoring of interest rate refixing profiles. The Chairman's Committee is empowered to take urgent decisions between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director, and the Group Chief Executive or one other executive director.

Pension Funds

The Group's pension funds are held and controlled by trustees separately from the Group; in particular no scheme assets are invested in or loaned to the Company or its subsidiaries. Independence is reinforced by strong employee trustee representation.

Relations with Shareholders

The Company values dialogue with its institutional shareholders through meetings, presentations and results briefings.

The Board receives monthly updates on changes in the Group's institutional share register, together with details and feedback from any meetings held with shareholders. To ensure the Board are kept up to date on current external views they also regularly receive copies of analyst research notes on the Company.

During the year the Company has undertaken surveys of both analyst and investor views on the Company. The Board is provided with a summary of the findings of these surveys, and has access to the full reports.

The Group's major institutional shareholders regularly meet with the Company's management. The Chairman and senior non-executive director attend results presentations, together with other non-executive directors who are able to do so. The Group's major institutional shareholders have been contacted in order to give them the opportunity to meet with the Chairman, senior independent non-executive director, and other non-executive directors. In addition, all institutional shareholders have the opportunity to request a meeting with the Chairman and non-executive independent directors via the Group's web-site. The senior independent non-executive director is available to deal with the concerns of shareholders that cannot be resolved through the normal channels of the Chairman or the Group Chief Executive.

All shareholders have the opportunity to meet the directors at the Annual General Meeting (AGM). The Company facilitates this by holding the AGM in the evening at the Company's Leicestershire head office, which is at the heart of its individual shareholder base.

Compliance Statement

The Company has complied with the Principles of Good Governance and Code of Best Practice as contained in the Combined Code, issued by the London Stock Exchange in June 1998, throughout the year ended 31 December 2003, save that the Chairman had been a member of the Remuneration Committee until his resignation from that Committee on 25 September 2003.

Internal Control

The Group Audit & Risk Committee has regularly reviewed the effectiveness of the Group's system of internal control for the year to 31 December 2003 on behalf of the Board, and has taken account of any material developments that may have taken place since the year end.

The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The Group's business involves the identification, acceptance and mitigation of risk, and appropriate internal control systems have been implemented and embedded. These systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives, and provide reasonable assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud, but it must be recognised that they cannot provide absolute assurance.

The directors are required by law to establish systems for the control of the conduct of the business in accordance with the Financial Services and Markets Act 2000, and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Tumbull Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales in September 1999.

The Board receives monthly reports from the key executives identifying performance against budget, major business issues and the impact of the external business and economic environment on their areas of responsibility. The Board also receives minutes and reports from the Chairmen of the Group Audit & Risk Committee, and the Group Credit Policy Committee. These identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risk to which the Group is exposed.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Audit & Risk Committee. Each regular meeting of this Committee receives a report identifying the effectiveness of internal control together with specific reports on major issues. An annual assessment of the effectiveness of internal control within the Group is submitted by the Head of Group Internal Audit to this Committee. The Board retains control over this area through the presentation of a regular Group Audit & Risk Committee "activities" report together with the minutes of the Committee meetings.

The key features of the system of business control established by the Board are:

- A Group Internal Control Policy requiring senior management to identify major risks and monitor the effectiveness of internal controls through key performance indicators and certify to the Board on a twice yearly basis that they are effective. The results of this self-certification are subject to internal audit scrutiny and are reported via the Group Audit & Risk Committee;
- A well defined management structure with clear accountabilities and delegations;
- A system of executive management committees, including the Executive Directors Committee and the Credit, Controls & Security Executive Committee. These committees enhance and support the oversight role of the Board;
- A planning and budget process that delivers detailed annual financial forecasts and targets for Board approval;
- Management information systems enabling the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget;
- A Group Risk Management function with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions;
- An Internal Audit function to report to the Board on the effectiveness of key internal controls in relation to these major risks;
- A Compliance function to manage relationships with the Group's key regulators and to identify and control major compliance risks;
- The appointment of a Money Laundering Reporting Officer and the establishment and maintenance of anti-money laundering procedures and controls including training programmes for staff; and
- Documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and statistical returns covering all areas of its business and meets regularly with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern

The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Committee Members Attendance at Board and Board Committee Meetings During the Year Ended 31 December 2003

Total number of Meetings held in 2003	Group Board 11	Remuneration 10	Nomination 6	Group Audit & Risk 4
Mr J R Windeler, Chairman	11	10*	6	–
Mr R A Pym, Group Chief Executive	11	–	–	–
Mr M P S Barton, Deputy Chairman and Senior Independent Non-Executive Director	11	10	6	4
Mr M J Allen, Non-Executive Director	8**	7**	3**	–
Mr R L Banks, Executive Director	11	–	–	–
Mr D J Bennett, Executive Director	11	–	–	–
The Hon D Brougham, Non-Executive Director	11	10	–	4
Miss F A Cairncross, Non-Executive Director	11	10	6	–
Mr R M McTighe, Non-Executive Director	10	0#	0#	2
Mr C S Rhodes, Executive Director	11	–	–	–
Mr P J Stone, Non-Executive Director (from 1 October 2003)	3	–	–	0
Mr E J Watts, Non-Executive Director	11	1#	1#	4

* Mr J R Windeler resigned from the Remuneration Committee after its meeting in September 2003.

** Mr M J Allen's inability to attend a number of Board and Committee meetings was by reason of ill-health.

Mr R M McTighe and Mr E J Watts became members of the Nomination and Remuneration Committees on 30 October 2003.

The Chairman is invited to attend the Remuneration and Group Audit & Risk Committees and has attended all the Remuneration Committees and the Group Audit & Risk Committee meetings that approve the interim and annual accounts as a non-voting attendee. The Group Chief Executive is invited to attend the Remuneration and the Nomination Committees and has attended 7 Remuneration Committees and 3 Nomination Committees as a non-voting attendee. Neither the Chairman or the Group Chief Executive are in attendance at the Remuneration Committee when it is considering their respective remuneration.

Statement of Directors' Responsibilities

UK company law requires the directors to prepare financial accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial accounts, the directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare financial accounts on the going concern basis unless it is inappropriate to assume the Group will continue to be in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of Alliance & Leicester plc

We have audited the financial statements of Alliance & Leicester plc for the year ended 31 December 2003 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of movements in shareholders funds, the statement of accounting policies and the related notes 1 to 43. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
Birmingham

19 February 2004

Consolidated Profit and Loss Account

For the year ended 31 December 2003	Notes	Continuing Operations 2003 £m	2002 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities		304.0	304.9
Other interest receivable and similar income		1,565.3	1,535.6
Interest payable		(1,131.4)	(1,083.1)
Net interest income		737.9	757.4
Fees and commissions receivable		563.0	530.0
Fees and commissions payable		(112.4)	(109.3)
Other operating income	2	184.6	163.1
Total non-interest income		635.2	583.8
Operating income		1,373.1	1,341.2
Administrative expenses	3	(696.1)	(707.7)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		(35.4)	(33.7)
On operating lease assets		(56.2)	(61.6)
		(91.6)	(95.3)
Provisions for bad and doubtful debts	17	(60.7)	(69.9)
Operating profit on ordinary activities before tax	4	524.7	468.3
Tax on profit on ordinary activities	8	(145.5)	(128.0)
Profit on ordinary activities after tax		379.2	340.3
Minority interests – non-equity		(1.2)	(0.7)
Profit attributable to the shareholders of Alliance & Leicester plc	9	378.0	339.6
Dividends	10	(206.1)	(194.4)
Retained profit for the year	36	171.9	145.2
Basic earnings per ordinary share	11	79.0p	68.0p
Diluted earnings per ordinary share	11	78.5p	67.4p

There are no recognised gains and losses in either the current or previous financial year other than the profit for the financial year.

In both the current and preceding year the Group had no material acquisitions or discontinued operations.

There is no difference, in the current or preceding year, between the consolidated profit and loss account as reported and the profit and loss account which would have been reported on an unmodified historical cost basis.

Consolidated Balance Sheet

As at 31 December 2003	Notes	2003 £m	2002 £m
Assets			
Cash and balances at central banks		**494.0**	298.1
Treasury bills and other eligible bills	12	**117.0**	239.4
Loans and advances to banks	13	**3,186.7**	813.1
Items in the course of collection from other banks		**125.0**	147.1
Loans and advances to customers	14	**29,798.9**	27,296.9
Securitised assets	15	**130.0**	163.2
Less: non-recourse finance	15	**(127.3)**	(159.3)
		29,801.6	27,300.8
Net investment in finance leases and hire purchase contracts	16	**1,975.8**	1,591.0
Debt securities	18	**11,491.5**	9,501.5
Intangible fixed assets	20	**3.0**	3.5
Tangible fixed assets	21	**280.9**	304.5
Operating lease assets	22	**374.7**	369.0
Other assets	23	**171.5**	355.0
Prepayments and accrued income	24	**402.7**	325.6
Total assets		**48,424.4**	41,248.6
Liabilities			
Deposits by banks	25	**5,040.2**	2,701.6
Items in the course of transmission to other banks		**214.9**	289.7
Customer accounts	26	**24,239.2**	22,360.1
Debt securities in issue	27	**14,853.7**	12,103.8
Other liabilities	28	**466.7**	564.1
Accruals and deferred income	29	**859.8**	715.4
Provisions for liabilities and charges	30	**240.9**	182.7
Subordinated liabilities	33	**812.1**	609.9
		46,727.5	39,527.3
Minority interests – non-equity	34	**2.7**	1.5
Called up share capital	35	**231.1**	242.0
Share premium account	36	**54.7**	38.5
Capital redemption reserve	36	**63.8**	51.5
Profit and loss account	36	**1,344.6**	1,387.8
Shareholders' funds (equity)		**1,694.2**	1,719.8
Total liabilities		**48,424.4**	41,248.6
Memorandum items			
Contingent liabilities	39	**205.2**	180.8
Commitments	39	**451.6**	564.5

Approved by the Board of directors on 19 February 2004 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Company Balance Sheet

As at 31 December 2003	Notes	2003 £m	2002 £m
Assets			
Cash and balances at central banks		57.7	47.1
Treasury bills and other eligible bills	12	117.0	239.4
Loans and advances to banks	13	3,292.6	1,080.7
Loans and advances to customers	14	31,232.2	28,484.5
Securitised assets	15	130.0	163.2
Less: non-recourse finance	15	(127.3)	(159.3)
		31,234.9	28,488.4
Debt securities	18	10,354.4	8,467.9
Shares in group undertakings	19	709.1	709.0
Tangible fixed assets	21	170.5	189.5
Other assets	23	246.7	206.2
Prepayments and accrued income	24	365.7	344.9
Total assets		46,548.6	39,773.1
Liabilities			
Deposits by banks	25	7,480.8	4,927.6
Customer accounts	26	20,853.5	19,525.2
Debt securities in issue	27	14,828.9	12,069.0
Other liabilities	28	556.0	578.7
Accruals and deferred income	29	765.2	657.8
Provisions for liabilities and charges	30	20.9	20.2
Subordinated liabilities	33	812.1	609.9
		45,317.4	38,388.4
Called up share capital	35	231.1	242.0
Share premium account	36	54.7	38.5
Capital redemption reserve	36	63.8	51.5
Profit and loss account	36	881.6	1,052.7
Shareholders' funds (equity)		1,231.2	1,384.7
Total liabilities		46,548.6	39,773.1
Memorandum items			
Contingent liabilities	39	25.0	–
Commitments	39	114.1	68.0

Approved by the Board of directors on 19 February 2004 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December 2003	2003 £m	2002 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	**378.0**	339.6
Dividends	**(206.1)**	(194.4)
Retained profit for the financial year	**171.9**	145.2
New shares issued	**1.4**	0.3
Repurchase of share capital	**(215.1)**	(188.0)
Share premium on issue of shares under option	**16.2**	3.6
QUEST share issue:		
Shares issued	**–**	0.6
Share premium	**–**	9.8
Reduction in general reserve	**–**	(10.4)
	–	–
Net decrease in shareholders' funds	**(25.6)**	(38.9)
Opening shareholders' funds	**1,719.8**	1,758.7
Closing shareholders' funds	**1,694.2**	1,719.8

Consolidated Cash Flow Statement

For the year ended 31 December 2003	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	42	2,620.5	785.5
Returns on investments and servicing of finance:			
Interest paid on loan capital		(41.9)	(41.8)
Taxation		(92.7)	(85.0)
Capital expenditure and financial investment:			
Purchase of investment securities		(8,517.6)	(7,166.8)
Sale and maturity of investment securities		6,656.8	6,002.9
Purchase of tangible fixed assets		(145.0)	(176.9)
Sale of tangible fixed assets		41.6	42.5
Net cash outflow from capital expenditure and financial investment		(1,964.2)	(1,298.3)
Acquisitions and disposals:			
Sale of credit card accounts		–	1,013.1
Disposal of investment in subsidiaries		55.7	126.2
Other acquisitions and disposals		(1.3)	(2.0)
Equity dividends paid		(199.0)	(188.0)
Net cash inflow before financing		377.1	309.7
Financing:			
Proceeds from issue of ordinary share capital		17.6	3.9
Repurchase of share capital	42	(215.1)	(188.0)
Issue of loan capital		201.8	–
Increase in cash	42	381.4	125.6

Notes to the Accounts

1 Principal accounting policies

Basis of presentation

The consolidated accounts are prepared in accordance with the special provisions of Part VII, Chapter II of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

The Group prepares its accounts under the historical cost convention, except for the revaluation of securities used in trading activities, and in accordance with applicable UK accounting standards.

Basis of consolidation

The Group accounts consolidate the accounts of the bank and all its subsidiaries at the end of the year. Where subsidiaries are acquired during the year, their results are included in the Group accounts from the date of acquisition.

In accordance with FRS 9 "Associates and Joint Ventures", investments in joint arrangements that are not entities are included in the group financial statements through the recognition of the group's share of the assets, liabilities and cashflows arising from the arrangement.

Statements of Recommended Practice (SORPs)

The accounts have been prepared in accordance with British Bankers' Association SORPs on Advances, Securities, Derivatives, Contingent Liabilities and Segmental Reporting by Banks, and the Finance & Leasing Association SORP "Accounting issues in the asset finance and leasing industry".

Investments in subsidiaries

Investments in subsidiaries are recorded in the Company balance sheet at cost, less any provision for impairment.

Goodwill

In accordance with FRS 10 "Goodwill and Intangible Assets", goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of assets acquired, is capitalised and shown as an asset in the balance sheet and subsequently amortised over a period of between 3 and 10 years on a straight line basis as a charge to the profit and loss account. Negative goodwill is amortised over a period of 3 years. Goodwill written off to reserves before the adoption of FRS 10 amounts to £42.2m. This would be charged to the profit and loss account in the event of the disposal of the relevant business.

Deferred taxation

Deferred tax is provided using the full provision method in accordance with FRS 19 'Deferred Tax'. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Provision is calculated at rates expected to be applicable when the liability or asset crystallises. Deferred tax is provided on a non-discounted basis.

Fixed assets and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 9 years

No depreciation is provided on freehold land or assets in the course of construction.

Software costs and external consultancy costs associated with software development are written off to the profit and loss account as incurred.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciation is provided at rates calculated to write off the cost of the assets, less estimated residual value, over their useful lives using methods which allocate depreciation charges on a systematic basis to the periods which are expected to benefit from their use.

Finance and rental agreements

The minimum lease payments receivable from finance lease and other finance agreements, less appropriate future income arising from finance charges, are included in net investment in finance leases and hire purchase contracts.

Gross earnings on finance and rental agreements comprise the income component of repayments, after recognising sufficient income to cover initial direct costs, which are credited to the profit and loss account using methods which produce an approximate constant rate of return on the net cash investment.

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the profit and loss account are based on a constant periodic rate as applied to the outstanding liabilities.

Wholesale funding issue costs

Premiums or discounts, net of commission costs associated with the issue of fixed and floating rate notes and subordinated liabilities, are amortised over the relevant period to maturity and are included in the profit and loss account within interest payable.

Pensions and post-retirement medical benefits

The Group operates both defined benefit and defined contribution pension arrangements. Under the defined benefit section the cost of providing pensions and related benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. The difference between the charge to the profit and loss account and the contributions paid to the scheme is shown as an asset or a liability in the balance sheet. The assets of the defined contribution section are held separately in an independently administered fund. Contributions to the scheme are charged to the profit and loss account as they fall due.

The cost of providing post-retirement medical benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. A provision is included within "Other provisions for liabilities and charges".

Securities

Securities intended for use on a continuing basis in the bank's activities are classified as investment securities and are stated in the balance sheet at cost less any impairment in value. Adjustments are made to cost for premiums and discounts arising on the purchase of investment securities, which are amortised over the period to the maturity date of the security, and for the effect of the annual movement in the retail price index where redemption is so fixed under the terms of the issue. Securities used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

Provisions for bad and doubtful debts

Specific provisions are made in respect of loans and advances where recovery is considered doubtful; a general provision is made for losses which, although not specifically identified, are known to be inherent in any portfolio of lending. The provisions methodology for residential mortgages and unsecured personal loans was refined during the year to align with industry best practice. This did not significantly change the level of provisions. Provisions for residential mortgages are reduced by the level of funds held in the Group's offshore captive insurance

1 Principal accounting policies continued

subsidiary and by high percentage loan fees held in the Group balance sheet.

Where the collection of interest is in significant doubt, it is credited to a suspense account and written off when there is no longer any realistic prospect of recovery. The outstanding provisions are deducted from loans and advances, along with the interest on non-performing loans held in suspense. The charge in the profit and loss account represents the net increase (or decrease) in the provisions less recoveries for the year.

Income recognition

Interest is recognised in the profit and loss account on an accruals basis. The costs of mortgage cashbacks, discounts and other incentives to borrowers are charged as incurred to interest receivable, except for products where the customer has an obligation over a period of time to return the incentive if they redeem the mortgage, and the early redemption fee is closely linked to the incentive cost. For these products the incentive is recorded within "Prepayments and accrued income" and spread over the term of the customer's obligation.

Mortgage arrangement fees are taken to income in the profit and loss account on a received basis. Other fees receivable are credited to income when the related service is performed.

Foreign currencies

Monetary assets and liabilities in foreign currencies, other than those covered by forward contracts which are translated at contracted rates, are translated into sterling using year end exchange rates and any differences charged or credited to the profit and loss account.

Derivative financial instruments

Derivatives used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

Gains and losses on non-trading derivatives are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction being hedged. Accrued income or expense is reported in "Prepayments and accrued income" or "Accruals and deferred income" as appropriate. Profits and losses relating to hedges of commitments and anticipated transactions are deferred and taken to the profit and loss account over the life of the underlying hedge.

Hedging contracts and instruments are used by the Group as part of its overall risk management strategy. Instruments used for hedging purposes include interest rate swaps, interest rate caps, collars and floors, futures, forward rate agreements and spot and forward foreign exchange transactions.

The criteria required for a derivative instrument to be classified as a designated hedge are:

i) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities or positions being hedged which results from potential movements in interest rates and exchange rates;

ii) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets and liabilities being hedged must be established at the outset of the transaction.

Hedge transactions which cease to be effective or are terminated early are measured at fair value. Any profit or loss arising is deferred and amortised over the remaining life of the asset, liability or position being hedged. Where the underlying asset, liability or position no longer exists, the hedging transaction is measured at fair value and any profit or loss arising is recognised in full.

Mortgage guarantee income

The bank charges a fee to reflect the increased risk on high loan to value advances, and has established a wholly owned subsidiary as a captive insurance company, for the purposes of insuring part of the risk upon such secured lending. In the Group accounts, fees are taken to "Other interest receivable and similar income" over the average anticipated life of the loan. The deferred element is shown as a deduction from "Loans and advances to customers" in accordance with ICAEW Technical Release 20/01.

Securitisation

Securitisation transactions are reported in accordance with FRS 5, "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation the finance is shown deducted from the gross amount of the item it finances on the face of the balance sheet within a single asset caption "Loans and advances to customers".

2 Other operating income

	2003 £m	2002 £m
Income from operating leases	81.7	85.8
Excess on sale of credit card accounts to MBNA (i)	56.4	36.1
Dealing profits	1.6	1.1
Profit on rationalisation of premises	–	4.7
Other	44.9	35.4
Total	184.6	163.1

(i) On 1 August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This is being recognised over the initial 7 years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £41m in 2004, £34m in 2005, £27m in 2006, £20m in 2007 and £16m in 2008. The unrecognised amount is included within 'Deposits by Banks' on the Consolidated Balance Sheet.

3 Administrative expenses

	2003 £m	2002 £m
Staff costs:		
Wages and salaries	212.0	207.9
Social security costs	19.8	17.6
Other pension costs	24.6	27.5
	256.4	253.0
Other administrative expenses	439.7	454.7
Total	696.1	707.7

The above expenses for 2002 exclude those incurred by Alliance & Leicester Life Assurance Company Limited up to the date of its sale on 3 September 2002, which are reflected in the movement in the value of long term assurance business, included within Other operating income.

4 Profit on ordinary activities before tax

	2003 £m	2002 £m
Is stated after:		
(i) Income		
Income from listed investments	249.3	250.3
(ii) Charges		
Interest payable on subordinated liabilities	48.9	42.0
Rentals under operating leases		
Land and buildings	12.4	12.2
Other operating leases	1.8	2.2
Finance lease interest charges	4.0	4.1

The remuneration of the auditors, Deloitte & Touche LLP, as set out below:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Audit services:				
– Statutory audit	0.5	0.5	0.2	0.2
– Audit related regulatory reporting	–	0.1	–	–
Further assurance services:				
– Non-regulatory reporting on internal controls	0.1	0.3	0.1	0.3
– Accounting advice unrelated to audit	0.7	0.3	0.7	0.3
– Due diligence work	0.1	0.6	–	0.5
Tax services – advisory	0.1	1.1	0.1	0.1
Other services	0.1	0.4	–	0.2
	1.6	3.3	1.1	1.6

5 Staff numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time	
	2003	2002	2003	2002
Total	6,077	6,262	2,972	3,039

6 Directors' emoluments

	2003 £m	2002 £m
Services as a director	0.8	0.3
Other services	2.6	3.2
Total	3.4	3.5

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. Gains on shares options exercised under the long term incentive scheme in the year were £1.5m (2002: £nil) whilst gains on other share options exercised in the year were £1.4m (2002: £0.1m). A detailed analysis of directors' emoluments and share options is given on pages 31 to 34 in the Report on Directors' Remuneration.

5 directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme (2002: 5).

7 Directors' loans and transactions

The aggregate amount outstanding at 31 December 2003 in respect of loans in the ordinary course of business from the Company, or subsidiary companies, to directors of the Company and persons connected with the directors of the Company was £895,858 representing loans to 3 persons (2002: £638,862 representing loans to 7 persons).

8 Tax on profit on ordinary activities

(a) Analysis of charge in year

	2003 £m	2002 £m
UK corporation tax on profits for the year	80.3	112.4
Relief for overseas taxation	(1.1)	(1.7)
Adjustment to UK corporation tax on profits for prior years	(12.4)	(6.6)
	66.8	104.1
Overseas taxation	1.1	2.9
Total current tax (Note 8b)	67.9	107.0
Deferred tax: origination and reversal of timing differences for the year	67.4	22.0
Adjustment to deferred tax in relation to prior years	10.2	(1.0)
Total deferred tax movement	77.6	21.0
Tax on profit on ordinary activities	145.5	128.0

(b) Factors affecting tax charge for year

The current rate of tax for the year is lower than the standard rate of corporation tax in the UK of 30% (2002: 30%), where the Group generates the majority of its profits. The differences are explained below:

	2003 %	2002 %
Standard rate of tax	30.0	30.0
Factors affecting charge:		
Disallowable expenses and non-taxable income	(0.4)	0.1
Capital allowances for year in excess of depreciation and movement in general provisions	(13.3)	(4.7)
Lower rates of tax on overseas earnings	(1.0)	(0.5)
Adjustment to tax charge in respect of previous periods	(2.4)	(1.4)
Contributions to the Group Qualifying Employee Share Ownership Trust	–	(0.7)
Current rate of tax for year	12.9	22.8

(c) Factors that may affect future tax circumstances

The Group expects that it will maintain a tax charge below the statutory rate as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

9 Group profit dealt with in the accounts of Alliance & Leicester plc

£250.1m (2002: £292.1m) of the Group profit attributable to ordinary shareholders has been dealt with in the accounts of Alliance & Leicester plc. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of Alliance & Leicester plc has not been presented separately.

10 Dividends

	2003 pence per share	2002 pence per share	2003 £m	2002 £m
Interim	**14.3**	13.0	**68.1**	64.5
Final	**29.6**	26.9	**138.0**	129.9
Total	**43.9**	39.9	**206.1**	194.4

11 Earnings per share

Basic earnings per ordinary share of 79.0p (2002: 68.0p) are calculated by dividing the Group profit attributable to shareholders of £378.0m (2002: £339.6m) by the weighted average number of ordinary shares in issue and ranking for dividend of 478.8m (2002: 499.4m) during the year.

The diluted earnings per share of 78.5p (2002: 67.4p) is based on the total dilutive potential shares, as detailed below, and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	2003 Number m	2002 Number m
Weighted average number of ordinary shares in issue	**478.8**	499.4
Weighted average dilutive options outstanding	**3.0**	4.1
Total dilutive potential shares	**481.8**	503.5

12 Treasury bills and other eligible bills

		Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m
Investment securities				
Treasury bills and similar securities	**117.0**	118.4	**117.0**	118.4
Other eligible bills	**–**	121.0	**–**	121.0
Total	**117.0**	239.4	**117.0**	239.4
Market value of investment securities	**117.5**	239.4	**117.5**	239.4
Unamortised discounts on investment securities	**(0.5)**	(1.3)	**(0.5)**	(1.3)

The movement on investment securities was as follows:

		Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m
At 1 January 2003	**239.4**	279.6	**239.4**	279.6
Exchange adjustments	**9.6**	7.4	**9.6**	7.4
Additions	**571.5**	1,266.1	**571.5**	1,266.1
Disposals	**(703.0)**	(1,315.0)	**(703.0)**	(1,315.0)
Amortisation of discounts and premiums	**(0.5)**	1.3	**(0.5)**	1.3
At 31 December 2003	**117.0**	239.4	**117.0**	239.4

13 Loans and advances to banks

		Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts due from subsidiary undertakings	**–**	–	**272.8**	330.8
Sale and repurchase agreements	**92.9**	–	**92.9**	–
Other loans and advances	**3,093.8**	813.1	**2,926.9**	749.9
Total	**3,186.7**	813.1	**3,292.6**	1,080.7
Repayable on demand	**298.3**	112.8	**317.2**	192.9
Remaining maturity:				
3 months or less	**2,565.2**	615.9	**2,666.1**	718.7
1 year or less but over 3 months	**242.1**	71.1	**115.9**	31.3
5 years or less but over 1 year	**65.4**	–	**52.7**	–
Over 5 years	**15.8**	13.5	**140.8**	138.0
Less: provisions	**(0.1)**	(0.2)	**(0.1)**	(0.2)
Total	**3,186.7**	813.1	**3,292.6**	1,080.7

14 Loans and advances to customers

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Advances secured on residential properties	25,461.6	23,452.8	25,465.9	23,461.3
Sale and repurchase agreements	102.6	–	102.6	–
Other secured advances	1,161.9	1,184.3	26.5	253.9
Unsecured loans	3,072.8	2,659.8	48.6	67.1
Amounts due from subsidiary undertakings	–	–	5,588.6	4,702.2
Total	29,798.9	27,296.9	31,232.2	28,484.5
Repayable on demand	167.8	132.7	2,543.6	2,130.3
Remaining maturity:				
3 months or less	685.3	787.9	2,629.5	2,386.9
1 year or less but over 3 months	752.9	693.3	655.5	186.0
5 years or less but over 1 year	2,720.6	2,260.8	744.5	1,025.9
Over 5 years	25,641.4	23,573.8	24,728.5	22,825.0
Less: provisions	(169.1)	(151.6)	(69.4)	(69.6)
Total	29,798.9	27,296.9	31,232.2	28,484.5

These balances include £2.1m in respect of loans to bankruptcy remote special purpose vehicles ("SPVs"). The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in "AAA" rated assets. In addition to these loans the Group provides liquidity facilities to the SPVs. The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

15 Securitisation

On 1 November 2000, the Company sold residential mortgage assets of £250.0m to Fosse Securities No.1 plc ("Fosse"). Fosse issued Mortgage Backed Floating Rate Notes to finance the purchase of the portfolio of loans. These notes are serviceable only from cash flows generated by the mortgage assets together with £2.7m (2002: £3.0m) of subordinated finance from the Company. In addition, the Company had a subordinated loan to finance certain issue related expenses which has been repaid (December 2002: £0.9m).

The Group is not obliged to support any losses in respect of these mortgages other than to the extent of its subordinated loans, nor does it intend to do so. This is clearly stated in the agreements with bondholders.

The Company has an option to sell further mortgage loans to Fosse where at the end of any interest period the actual rate of repayment of principal ("ARR") exceeds 20% per annum, so long as the sale price of such loans does not exceed the principal repayments received in the interest period and the ARR after the sale is not less than 20% per annum.

The controlling interest of Fosse is held by a discretionary trust established for charitable purposes. The Group receives administration fees for servicing Fosse's mortgage portfolio together with its residual income arising after the claims of the bondholders and other creditors are met. Fosse is consolidated and included in the Group financial statements as a quasi-subsidiary.

The summary results of Fosse are as follows:

	2003 £m	2002 £m
Interest receivable	7.0	9.6
Interest payable	(6.1)	(8.6)
Net interest receivable	0.9	1.0
Administrative and other expenses	(0.9)	(1.0)
Profit for the financial year	–	–

At 31 December 2003, the balances of assets securitised were £130.0m (2002: £163.2m) and subordinated loans from the Group totalled £2.7m (2002: £3.9m). Amounts due on Mortgage Backed Floating Rate Notes were £127.3m (2002: £159.3m).

16 Net investment in finance leases and hire purchase contracts

	2003 £m	2002 £m
Repayable on demand	–	–
Remaining maturity:		
3 months or less	70.7	61.6
1 year or less but over 3 months	170.9	193.8
5 years or less but over 1 year	343.6	428.2
over 5 years	1,402.0	919.8
Less: provisions	(11.4)	(12.4)
Total	1,975.8	1,591.0

16 Net investment in finance leases and hire purchase contracts continued

Net investment in finance leases and hire purchase contracts arise from loans and advances to customers by Alliance & Leicester Commercial Finance plc, a subsidiary undertaking.

The cost of equipment acquired during the year for the purpose of finance lease and hire purchase contracts was £379.6m (2002: £642.0m).

The aggregate amounts receivable, including capital repayments, under finance lease and hire purchase contracts during the year were £202.2m (2002: £308.8m).

Included in the carrying value of Net investment in finance leases and hire purchase contracts are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2003 £m	2002 £m
Within 1 year	**7.2**	5.8
Between 1-2 years	**3.1**	6.9
Between 2-5 years	**10.7**	11.2
In more than five years	**5.4**	4.1
Total	**26.4**	28.0

17 Provisions for bad and doubtful debts

	Advances secured on residential property £m	Advances secured on land £m	Unsecured loans and leasing £m	Total £m
Group				
At 1 January 2003				
General	13.4	4.0	17.7	35.1
Specific	12.3	3.7	115.9	131.9
Total	25.7	7.7	133.6	167.0
Charge for the year:				
Increase in provision	7.8	8.6	55.2	71.6
Recoveries of amounts previously written off	(1.2)	(0.4)	(9.3)	(10.9)
Total	6.6	8.2	45.9	60.7
Amounts written (off)/back in year	(0.2)	0.3	(42.7)	(42.6)
At 31 December 2003				
General	27.4	4.2	40.7	72.3
Specific	4.7	12.0	96.1	112.8
Total	32.1	16.2	136.8	185.1
Company				
At 1 January 2003				
General	17.2	1.9	4.4	23.5
Specific	14.0	2.4	31.6	48.0
Total	31.2	4.3	36.0	71.5
Charge for the year:				
Increase/(decrease) in provision	6.1	(0.5)	10.4	16.0
Recoveries of amounts previously written off	(1.2)	(0.4)	0.6	(1.0)
Total	4.9	(0.9)	11.0	15.0
Amounts written (off)/back in year	(0.2)	0.3	(13.6)	(13.5)
At 31 December 2003				
General	25.6	1.5	8.1	35.2
Specific	10.3	2.2	25.3	37.8
Total	35.9	3.7	33.4	73.0

17 Provisions for bad and doubtful debts continued

The provisions are set against the following balances:

	Group 2003 £m	Company 2003 £m
Loans and advances to banks	0.1	0.1
Loans and advance to customers	169.1	69.4
Net investment in finance leases and hire purchase contracts	11.4	–
Debt securities	3.4	3.4
Other assets	1.0	–
Provisions for liabilities and charges	0.1	0.1
Total	185.1	73.0

The total of non-performing loans, being those on which interest is no longer being credited to the profit and loss account, is as follows:

	Group 2003 £m	Company 2003 £m
Non-performing loans before provisions	7.3	1.5
Non-performing loans after provisions	5.8	0.7

These figures exclude loans in arrears on which interest is still being credited. Further analysis is provided in the Financial Review on page 17 and in the Supplementary Information on page 74.

18 Debt securities

	Group 2003		Group 2002		Company 2003		Company 2002	
	Book value £m	Market value £m	Book value £m	Market value £m	Book value £m	Market value £m	Book value £m	Market value £m
Investment securities								
Issued by public bodies:								
Government securities	54.3	54.2	59.3	60.3	–	–	–	–
Other public sector securities	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
	56.3	56.2	61.3	62.3	2.0	2.0	2.0	2.0
Issued by other issuers:								
Bank and building society certificates of deposit	1,452.8	1,453.1	844.3	845.3	1,439.7	1,440.0	823.0	823.7
Other debt securities	9,610.0	9,621.7	8,184.5	8,168.8	8,540.3	8,554.6	7,231.5	7,220.5
	11,062.8	11,074.8	9,028.8	9,014.1	9,980.0	9,994.6	8,054.5	8,044.2
Total investment securities	11,119.1	11,131.0	9,090.1	9,076.4	9,982.0	9,996.6	8,056.5	8,046.2
Other debt securities	372.4	372.4	411.4	411.4	372.4	372.4	411.4	411.4
Total debt securities	11,491.5	11,503.4	9,501.5	9,487.8	10,354.4	10,369.0	8,467.9	8,457.6
Analysed by listing status:								
Debt securities								
Listed in the UK	3,545.9	3,549.9	3,237.6	3,234.2	3,378.7	3,383.0	3,057.8	3,053.8
Listed or registered elsewhere	5,345.7	5,351.6	4,794.9	4,785.3	4,800.8	4,809.1	4,262.9	4,257.8
Unlisted	2,599.9	2,601.9	1,469.0	1,468.3	2,174.9	2,176.9	1,147.2	1,146.0
Total	11,491.5	11,503.4	9,501.5	9,487.8	10,354.4	10,369.0	8,467.9	8,457.6

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Book value				
Analysed by maturity:				
Due within one year	3,481.2	1,895.8	3,029.4	1,694.6
Due one year and over	8,010.3	7,605.7	7,325.0	6,773.3
Total	11,491.5	9,501.5	10,354.4	8,467.9
Unamortised premiums and indexation on investment securities	43.4	20.4	(4.9)	(8.2)

18 Debt securities continued

The movement on debt securities held for investment purposes was as follows:

	Cost £m	Discounts, premiums and indexation £m	Provisions £m	Net book value £m
Group				
At 1 January 2003	9,071.4	20.4	(1.7)	9,090.1
Exchange adjustments	18.9	(1.1)	–	17.8
Acquisitions	7,947.3	(1.2)	–	7,946.1
Disposals	(5,958.0)	4.2	–	(5953.8)
Provisions made	–	–	(1.7)	(1.7)
Amounts written off	–	–	–	–
Amortisation of discounts, premiums and indexation	(0.5)	21.1	–	20.6
At 31 December 2003	11,079.1	43.4	(3.4)	11,119.1
Company				
At 1 January 2003	8,066.4	(8.2)	(1.7)	8,056.5
Exchange adjustments	19.5	(1.1)	–	18.4
Acquisitions	7,466.8	(1.6)	–	7,465.2
Disposals	(5,562.4)	4.2	–	(5,558.2)
Provisions made	–	–	(1.7)	(1.7)
Amounts written off	–	–	–	–
Amortisation of discounts, premiums and indexation	–	1.8	–	1.8
At 31 December 2003	9,990.3	(4.9)	(3.4)	9,982.0

19 Shares in group undertakings

Cost and net book value	Company shares £m
At 1 January 2003	709.0
Additions	0.1
Disposals	–
At 31 December 2003	709.1
Credit institutions	75.6
Other	633.5
Total	709.1

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2003 are listed below. These subsidiary undertakings, which all have 31 December year-ends, are incorporated and all operate in Great Britain except Alliance & Leicester International Limited, which is incorporated and operates in the Isle of Man and Alliance & Leicester Mortgage Insurance (Guernsey) Limited which is incorporated and operates in Guernsey.

Directly held subsidiaries	**Nature of business**
Alliance & Leicester Commercial Bank plc	Banking
Alliance & Leicester Personal Finance Limited	Unsecured lending
Alliance & Leicester Mortgage Insurance (Guernsey) Limited	Insurance
Alliance & Leicester General Insurance Company Limited	General insurance
Alliance & Leicester Cash Solutions Limited	Cash centre service

Indirectly held subsidiaries	**Nature of business**
Alliance & Leicester Commercial Finance plc	Asset leasing
Alliance & Leicester International Limited	Offshore deposit taking

All subsidiary undertakings are limited by ordinary shares and are unlisted.

The Company holds 100% interest in the ordinary share capital and voting rights of all its subsidiary undertakings.

The results of all subsidiary undertakings have been included in the consolidated accounts.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

20 Intangible fixed assets

Goodwill	Positive Goodwill £m	Negative Goodwill £m	Group £m
Cost			
At 1 January 2003	4.9	(1.7)	3.2
Additions	(0.1)	–	(0.1)
At 31 December 2003	4.8	(1.7)	3.1
Amortisation			
At 1 January 2003	1.2	(1.5)	(0.3)
Charge/(credit) for the year	0.6	(0.2)	0.4
At 31 December 2003	1.8	(1.7)	0.1
Net book value			
At 31 December 2003	3.0	–	3.0
At 31 December 2002	3.7	(0.2)	3.5

21 Tangible fixed assets

	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Assets in course of construction £m	Total £m
Group						
Cost						
At 1 January 2003	285.1	12.7	52.2	382.8	14.2	747.0
Additions	6.6	–	1.0	16.0	–	23.6
Disposals	(6.3)	–	(1.0)	(15.5)	–	(22.8)
Transfers	1.1	0.3	0.8	12.0	(14.2)	–
At 31 December 2003	286.5	13.0	53.0	395.3	–	747.8
Depreciation and amortisation						
At 1 January 2003	114.3	4.9	38.0	285.3	–	442.5
Charge for the year	6.6	0.3	3.3	25.9	–	36.1
Disposals	(3.9)	–	(1.0)	(6.8)	–	(11.7)
At 31 December 2003	117.0	5.2	40.3	304.4	–	466.9
Net book value						
At 31 December 2003	169.5	7.8	12.7	90.9	–	280.9
At 31 December 2002	170.8	7.8	14.2	97.5	14.2	304.5

Freehold land and buildings includes land of £26.6m which is not depreciated (2002: £27.1m). The net book value of land and buildings occupied by the Group for its own activities was £161.5m (2002: £161.8m).

The cost of freehold land and buildings held under finance leases was £106.8m (2002: £106.2m). The related cumulative depreciation of £29.1m (2002: £27.3m) includes £1.8m charged during the year (2002: £2.0m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2002: £1.7m). The related cumulative depreciation of £0.8m (2002: £0.8m) includes £nil charged during the year (2002: £nil).

The cost of equipment, fixtures and vehicles held under finance leases was £27.8m (2002: £27.2m). The related cumulative depreciation of £11.5m (2002: £6.6m) includes £4.9m charged during the year (2002: £3.2m).

Operating lease assets are shown separately in Note 22.

	Freehold land and buildings £m	Leasehold: 50 or more years unexpired £m	Leasehold: Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Assets in course of construction £m	Total £m
Company						
Cost						
At 1 January 2003	121.6	7.3	51.9	282.0	13.9	476.7
Additions	2.3	1.9	1.0	14.6	–	19.8
Disposals	(3.5)	–	(1.0)	(11.9)	–	(16.4)
Transfers	0.8	0.3	0.8	12.0	(13.9)	–
At 31 December 2003	121.2	9.5	52.7	296.7	–	480.1
Depreciation and amortisation						
At 1 January 2003	52.0	3.4	37.6	194.2	–	287.2
Charge for the year	2.6	0.4	3.2	23.0	–	29.2
Disposals	(1.0)	–	(1.0)	(4.8)	–	(6.8)
At 31 December 2003	53.6	3.8	39.8	212.4	–	309.6
Net book value						
At 31 December 2003	67.6	5.7	12.9	84.3	–	170.5
At 31 December 2002	69.6	3.9	14.3	87.8	13.9	189.5

21 Tangible fixed assets continued

Freehold land and buildings includes land of £11.2m which is not depreciated. The net book value of land and buildings occupied by the Company for its own activities was £78.6m (2002: £78.6m).

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2002: £25.7m). The related cumulative depreciation of £10.3m (2002: £6.0m) includes £4.3m charged during the year (2002: £2.8m).

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	–	–	–	–

22 Operating lease assets

	Group Total £m
Cost	
At 1 January 2003	484.9
Additions	397.9
Disposals	(366.4)
Transfers	–
At 31 December 2003	516.4
Depreciation	
At 1 January 2003	115.9
Charge for the year	56.2
Disposals	(30.4)
At 31 December 2003	141.7
Net book value	
At 31 December 2003	374.7
At 31 December 2002	369.0

The aggregate rentals receivable in respect of operating leases were £81.7m (2002: £85.8m).

Included in the carrying value of operating lease assets are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2003 £m	2002 £m
Within 1 year	**34.8**	29.6
Between 1-2 years	**24.5**	24.3
Between 2-5 years	**58.8**	59.2
In more than five years	**34.6**	41.7
Total	**152.7**	154.8

23 Other assets

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Trade debtors	153.0	325.8	–	–
Due from subsidiary undertakings	–	–	233.7	184.8
Other	18.5	29.2	13.0	21.4
Total	171.5	355.0	246.7	206.2
Due within one year	172.5	356.1	234.4	192.8
Due after more than one year	–	–	12.3	13.4
Provisions	(1.0)	(1.1)	–	–
Total	171.5	355.0	246.7	206.2

Other assets for the Company include a deferred tax asset of £12.3m (2002: £18.4m).

24 Prepayments and accrued income

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Deferred mortgage incentives	2.4	0.1	2.4	0.1
Accrued interest	182.2	221.0	219.2	270.3
Prepayments and other accrued income	218.1	104.5	144.1	74.5
Total	402.7	325.6	365.7	344.9

The movements on the deferred mortgage incentives, which relate to products where the early redemption fee is closely linked to the incentive cost, were as follows:

	Group and Company 2003 £m	Group and Company 2002 £m
At 1 January 2003	0.1	–
Additions	2.3	0.1
Amortisation	–	–
At 31 December 2003	2.4	0.1

Additions to deferred mortgage incentives in the year are the amounts that would have been charged to the profit and loss account for the year if these incentives were not being amortised.

On all other mortgage products, incentives are charged to the profit and loss account as incurred. This amounted to £327m (2002: £284m).

25 Deposits by banks

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts due to subsidiary undertakings	–	–	2,582.3	2,424.1
Other deposits	5,040.2	2,701.6	4,898.5	2,503.5
Total	5,040.2	2,701.6	7,480.8	4,927.6
Repayable on demand	196.4	20.0	387.9	199.6
Remaining maturity:				
3 months or less	3,225.4	1,363.6	5,474.5	3,588.2
1 year or less but over 3 months	1,616.8	780.1	1,616.8	739.8
5 years or less but over 1 year	–	520.0	–	398.4
Over 5 years	1.6	17.9	1.6	1.6
Total	5,040.2	2,701.6	7,480.8	4,927.6

Included within the above is debt of £400.0m that the Group has given security on. The security given is in the form of bond investments.

26 Customer accounts

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Repayable on demand	19,239.0	18,341.7	15,906.3	15,514.2
With agreed maturity dates or periods of notice – remaining maturity:				
3 months or less	2,580.9	2,454.4	2,571.9	2,454.4
1 year or less but over 3 months	2,049.1	1,104.9	2,005.1	1,102.4
5 years or less but over 1 year	213.5	459.1	213.5	454.2
Over 5 years	156.7	–	156.7	–
Total	24,239.2	22,360.1	20,853.5	19,525.2

27 Debt securities in issue

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bonds and medium term notes – remaining maturity:				
1 year or less or on demand	1,745.4	704.4	1,744.8	704.0
2 years or less but over 1 year	1,542.3	1,696.3	1,541.4	1,694.8
5 years or less but over 2 years	3,082.6	2,104.1	3,059.3	2,071.2
Over 5 years	364.5	179.9	364.5	179.9
	6,734.8	4,684.7	6,710.0	4,649.9
Other debt securities in issue remaining maturity:				
3 months or less or on demand	5,021.0	4,599.0	5,021.0	4,599.0
1 year or less but over 3 months	2,919.9	2,746.1	2,919.9	2,746.1
2 years or less but over 1 year	88.0	72.0	88.0	72.0
5 years or less but over 2 years	90.0	2.0	90.0	2.0
	8,118.9	7,419.1	8,118.9	7,419.1
Total	14,853.7	12,103.8	14,828.9	12,069.0
Unamortised discounts on securities	(16.8)	(12.6)	(16.8)	(12.6)

Amounts due in more than 5 years include £75m fixed rate notes due 2015, with an interest rate of 6.50%. The remaining balance consists of sterling floating rate liabilities due 2009.

28 Other liabilities

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Falling due within one year:				
Trade creditors	**26.6**	31.3	**8.8**	11.0
Corporation taxation	**57.7**	83.1	**17.6**	35.5
Other taxation	**30.0**	31.0	**27.8**	30.8
Dividends payable	**150.8**	143.7	**150.8**	143.7
Finance leases	**6.5**	6.6	**3.8**	3.8
Other liabilities	**124.9**	191.7	**335.6**	338.5
	396.5	487.4	**544.4**	563.3
Falling due after more than one year:				
Finance leases	**70.2**	76.7	**11.6**	15.4
Total	**466.7**	564.1	**556.0**	578.7
Amounts include:				
Due to subsidiary undertakings	–	–	**230.5**	243.3
The maturity of net obligations under finance leases is as follows:				
1 year or less	**6.5**	6.6	**3.8**	3.8
5 years or less but over 1 year	**23.8**	25.6	**11.4**	13.9
Over 5 years	**46.4**	51.1	**0.2**	1.5
Total	**76.7**	83.3	**15.4**	19.2

29 Accruals and deferred income

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Interest accrued on subordinated liabilities	**17.3**	10.7	**17.3**	10.7
Other accrued interest	**455.0**	485.5	**444.7**	483.9
Other	**387.5**	219.2	**303.2**	163.2
Total	**859.8**	715.4	**765.2**	657.8

30 Provisions for liabilities and charges

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Deferred taxation (Note 31)	**220.0**	162.5	–	–
Other provisions for liabilities and charges (Note 32)	**20.9**	20.2	**20.9**	20.2
Total	**240.9**	182.7	**20.9**	20.2

31 Deferred taxation

The amounts provided for deferred taxation are set out below:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Non-discounted deferred liability/(asset):				
Difference between accumulated depreciation and capital allowances	**233.1**	183.2	**7.6**	7.2
Other timing differences	**(13.1)**	(20.7)	**(19.9)**	(25.6)
Total	**220.0**	162.5	**(12.3)**	(18.4)

Where there is a liability in respect of deferred taxation it is included in "Other provisions for liabilities and charges"; where there is an asset it is included in "Other assets" (Note 23).

	Group £m	Company £m
Deferred taxation liability/(asset):		
At 1 January 2003	162.5	(18.4)
Amount charged during year (current year)	67.4	3.4
Amount charged during the year (prior year)	10.2	2.7
Deferred tax on disposals in the year	(20.1)	–
At 31 December 2003	220.0	(12.3)

Unprovided amounts

In previous years capital gains have been rolled-over against the acquisition cost of assets acquired by the Group including freehold land and buildings. These gains will crystallise if the new assets are disposed of and will result in a liability of £4.7m (2002: £4.8m). There are no plans to dispose of any of these assets in the foreseeable future. In the event of such a sale the Group also has capital losses of £8.3m (2002: £24.8m) available to offset future capital gains arising in the UK.

32 Other provisions for liabilities and charges

	Other £m	Post retirement medical benefits £m
Group and Company		
At 1 January 2003	–	20.2
Transfer from profit and loss account	0.1	1.6
Provisions utilised	–	(1.0)
At 31 December 2003	0.1	20.8

Further details are disclosed in note 38.

33 Subordinated liabilities

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Dated loan capital	**816.6**	613.7	**816.6**	613.7
Total subordinated liabilities	**816.6**	613.7	**816.6**	613.7
Less: unamortised issue costs	**(4.5)**	(3.8)	**(4.5)**	(3.8)
Total	**812.1**	609.9	**812.1**	609.9
Maturing by 2006	**200.0**	200.0	**200.0**	200.0
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2010	**188.7**	188.7	**188.7**	188.7
Maturing by 2013	**52.9**	–	**52.9**	–
Maturing by 2023	**150.0**	–	**150.0**	–
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total	**816.6**	613.7	**816.6**	613.7

The interest rate liabilities of 8.75% on the £200m Notes due 2006, 9.75% on the £75m Notes due 2008, 5.25% on the £150m Notes due 2023 and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25% above 6-month sterling LIBOR. The Notes due 2010 have been swapped, on an unsubordinated basis, into UK Sterling. The subordinated debt was raised in order to widen the capital base of the Company.

The following subordinated loans each exceed 10% of total subordinated liabilities. The Subordinated Notes due 2006, 2023 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2010 are denominated in US Dollars.

	Terms	Group and Company £m
Subordinated Notes due 2006	Fixed interest rate of 8.75%	200.0
Subordinated Notes due 2010	Floating rate	188.7
Subordinated Notes due 2023	Fixed interest rate of 5.25%	150.0
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2010 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2005. The 2013 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before November 2008. The 2023 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2018. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

34 Minority Interests

The non-equity minority interest comprises 10,000 non-cumulative irredeemable senior preference shares of £1 each in Alliance & Leicester Finance Company Limited. These entitle holders to a fixed non-cumulative dividend of £67 per annum from March 2006. The shares do not entitle the holders to any rights against other Group companies.

35 Called up share capital

Group and Company	Number m	2003 Amount £m	Number m	2002 Amount £m
Authorised share capital:				
Ordinary shares of 50p each	**776.0**	**388.0**	776.0	388.0
Issued, allotted and fully paid	**462.1**	**231.1**	484.0	242.0

The number of shares in issue at 31 December 2003 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 24.6m shares with a nominal value of £12.3m, at a cost of £215.1m. This has been charged against profit and loss account reserves.

In addition, 1,015,152 new shares were issued to employees during the year under the Share Incentive Plan ("SIP") free shares award, and 98,143 new shares were issued under the SIP partnership shares scheme. 1,235,143 shares were issued between 455.5p and 900.5p under the Alliance & Leicester Executive Share Option Plan and 173,035 shares were issued between 364.4p and 672p under the Alliance & Leicester ShareSave Scheme. 197,820 shares were issued under the Deferred Bonus Scheme. The combined nominal value of these issues was £1.4m, with total cash consideration received of £17.6m.

At 31 December 2003, there were 4,087,469 options outstanding under the Alliance & Leicester ShareSave Scheme and 5,275,775 options outstanding under the Alliance & Leicester Executive Share Option Plan. The options enable members of staff and executive directors to subscribe for ordinary shares of 50p between 2004 and 2013, at prices ranging from 364.4p to 900.5p. There are also 955,799 options outstanding under the Alliance & Leicester Deferred Share Bonus Scheme. The Group has taken advantage of the exemption from UITF 17 permitted for ShareSave Schemes.

Substantial share interests

In accordance with sections 198 to 208 of the Companies Act 1985, the following shareholders disclosed a major interest in the share capital of the Company as at 13 February 2004.

	%
Alliance & Leicester ShareSafe Limited	13.59
M&G Investment Management Limited	4.61
Barclays Global Investors Limited	4.05
Legal & General Investment Management Limited	3.79
AXA Investment Management Limited	3.53
Schroder Investment Management Limited	3.37

36 Reserves

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Profit and loss account				
At 1 January 2003	**1,387.8**	1,441.0	**1,052.7**	1,153.4
Retained profit for the year	**171.9**	145.2	**44.0**	97.7
Repurchase of share capital	**(215.1)**	(188.0)	**(215.1)**	(188.0)
Reduction in reserves resulting from shares issued to QUEST	**–**	(10.4)	**–**	(10.4)
At 31 December 2003	**1,344.6**	1,387.8	**881.6**	1,052.7
Share premium account				
At 1 January 2003	**38.5**	25.1	**38.5**	25.1
Premium on ordinary shares issued in relation to QUEST	**–**	9.8	**–**	9.8
Issue of shares under option	**16.2**	3.6	**16.2**	3.6
At 31 December 2003	**54.7**	38.5	**54.7**	38.5
Capital redemption reserve				
At 1 January 2003	**51.5**	40.1	**51.5**	40.1
Repurchase of share capital	**12.3**	11.4	**12.3**	11.4
At 31 December 2003	**63.8**	51.5	**63.8**	51.5

The cumulative amount of goodwill resulting from acquisitions in earlier financial years, after deducting goodwill relating to disposals made prior to the balance sheet date, which has been written off to Group profit and loss account reserves is £42.2m (2002: £42.2m).

37 Assets and liabilities in foreign currencies

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Assets denominated in sterling	**38,858.8**	34,064.4	**36,987.0**	32,588.8
Assets denominated in other currencies	**9,565.6**	7,184.2	**9,561.6**	7,184.3
Total assets	**48,424.4**	41,248.6	**46,548.6**	39,773.1
Liabilities denominated in sterling	**38,859.4**	34,067.1	**36,986.8**	32,591.6
Liabilities denominated in other currencies	**9,565.0**	7,181.5	**9,561.8**	7,181.5
Total liabilities	**48,424.4**	41,248.6	**46,548.6**	39,773.1

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has hedged all material foreign currency exposures by using off balance sheet hedging instruments so that there are no material unmatched exposures at the balance sheet date. All of the principal subsidiaries owned by Alliance & Leicester plc use sterling as their functional currency. Therefore, the Group is not subject to any structural currency exposures.

38 Pensions

Pension costs relating to defined benefit and defined contribution sections of the Scheme can be analysed as follows:

(a) SSAP 24 Disclosures (Group)	2003 £m	2002 £m
Regular cost	**17.8**	17.1
Variations from regular cost (i)	**6.6**	4.9
Notional interest on prepayment	**(1.4)**	(1.5)
Total	**23.0**	20.5

(i) Variations from regular cost arise from the scheme deficit being spread on a basis changing in line with pensionable payroll over the average expected future working life of the membership (15 years).

The Alliance & Leicester Pension Scheme (the Scheme) comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

The principal scheme is an exempt approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers.

In addition benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989 whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuation was made as at 31 March 2002. The significant assumptions in these valuations were that salaries increase on average by 2.0% p.a. above inflation, long term return on investments is 7.0% p.a. in the period before members reach retirement and 5.5% p.a. in the post-retirement period, and that pensions increase at 2.5% p.a. Assets were valued at their market value as at 31 March 2002.

At 31 March 2002 the market value of the assets of the defined benefit section of the Scheme was £727.7m and this was sufficient to cover 92% of the liabilities for benefits due to members in respect of service prior to that date.

Contributions to the Scheme in 2003 amounted to £138.3m (2002: £18.1m), including a one-off contribution of £100m. The excess of £115.1m of the defined benefit pension contribution over the charge has increased the prepayment of £19.4m at the start of the year. An asset of £134.7m representing total net accumulated prepaid contributions is included in the Group balance sheet as at 31 December 2003.

Post-retirement benefits

The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2002, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 6.0% and medical benefit cost inflation of 8.0% for 2 years gradually reducing to 4.35% over 5 years and remaining at 4.35% thereafter.

The charge in the year for post-retirement medical benefits in the Group accounts is £1.6m (2002: £1.6m).

(b) FRS 17 Retirement Benefits: Group accounts

(i) Defined benefit section

The following disclosures are provided under the transitional arrangements of FRS 17 which requires certain disclosures only for periods ending subsequent to 22 June 2002. The amounts disclosed under these transitional arrangements, which apply to both the funded and unfunded Schemes, are not included in the Group's financial statements. If FRS 17 were to be fully adopted, the impact on the Consolidated Balance Sheet, Profit and Loss Account and Statement of Total Recognised Gains and Losses would be as set out below.

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 31 March 2002 and updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme as at 31 December 2003. Scheme assets are stated at their market value at 31 December 2003.

38 Pensions continued

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	at 31 December 2003	at 31 December 2002	at 31 December 2001
Valuation method	**Projected unit**	Projected unit	Projected unit
Inflation assumption	**2.50%**	2.35%	2.50%
Salaries rate of increase	**4.50% p.a.**	4.35% p.a.	4.25% p.a.
Pensions rate of increase	**2.50% p.a.**	2.35% p.a.	2.50% p.a.
Discount rate for scheme liabilities	**5.4%**	5.5%	5.9%

The fair value of assets and present value of liabilities in the Scheme and the expected rate of return were:

	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 £m	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 £m	Long term rate of return expected at 31 December 2001	Value at 31 December 2001 £m
Equities	7.0%	**458.2**	7.0%	372.1	7.0%	527.2
Bonds	5.0%	**388.6**	5.0%	251.5	5.0%	179.5
Net current assets		**3.9**		4.2		3.1
Total market value of assets		**850.7**		627.8		709.8
Present value of Scheme liabilities		**(1,035.9)**		(924.3)		(768.9)
Deficit in Scheme		**(185.2)**		(296.5)		(59.1)
Post-retirement medical benefits liability (see below)		**(20.6)**		(22.0)		(20.2)
Total retirement benefits liability		**(205.8)**		(318.5)		(79.3)
Related deferred tax asset		**61.7**		95.6		23.8
Net retirement benefits liability		**(144.1)**		(222.9)		(55.5)

Post-retirement benefits

There is a provision of £20.8m in the Group accounts at 31 December 2003 (2002: £20.2m) for post-retirement medical benefits (see note 32), which is based on SSAP 24. Under FRS 17, the provision would be £20.6m (2002: £22.0m).

Analysis of amounts that would have been recognised in Net assets and Reserves under FRS 17

	2003 Group £m	2002 Group £m
Net assets		
Net assets excluding pension liability at 31 December (as reported)	**1,694.2**	1,719.8
Less SSAP 24 prepayment	**(134.5)**	(19.4)
Related deferred tax liability	**40.4**	5.8
Add back SSAP 24 post-retirement medical benefits provision	**20.8**	20.2
Related deferred tax asset	**(6.2)**	(6.1)
	1,614.7	1,720.3
Pension liability	**(185.2)**	(296.5)
Provision for post-retirement medical benefits	**(20.6)**	(22.0)
Related deferred tax asset	**61.7**	95.6
Net assets at 31 December (as adjusted)	**1,470.6**	1,497.4
Reserves		
Profit and loss reserve at 31 December (as reported)	**1,344.6**	1,387.8
Less SSAP 24 prepayment	**(134.5)**	(19.4)
Related deferred tax liability	**40.4**	5.8
Add back SSAP 24 post-retirement medical benefits provision	**20.8**	20.2
Related deferred tax asset	**(6.2)**	(6.1)
	1,265.1	1,388.3
Pension liability	**(185.2)**	(296.5)
Provision for post-retirement medical benefits	**(20.6)**	(22.0)
Related deferred tax asset	**61.7**	95.6
Profit and loss reserve at 31 December (as adjusted)	**1,121.0**	1,165.4

38 Pensions continued

Analysis of the amounts that would have been charged in the consolidated profit and loss account under FRS 17

	2003 £m	2002 £m
Current service cost	**18.3**	14.8
Total operating charge	**18.3**	14.8
Expected return on pension Scheme assets	**40.3**	45.2
Interest on pension Scheme liabilities	**(50.9)**	(45.4)
Net amount charged to other finance income	**(10.6)**	(0.2)

Analysis of amounts that would have been recognised in statement of total recognised gains and losses (STRGL) under FRS 17

	2003 £m	2002 £m
Actual return less expected return on pension Scheme assets	**58.4**	(137.8)
Experience gains and losses arising on the Scheme liabilities	**(0.3)**	(1.0)
Changes in assumptions underlying the present value of the Scheme liabilities	**(52.5)**	(98.4)
Actuarial gain/(loss) recognised in the STRGL	**5.6**	(237.2)

Movement in deficit during the year

	2003 £m	2002 £m
Deficit in Scheme at 1 January	**(296.5)**	(59.1)
Movement in year:		
Current service cost	**(18.3)**	(14.8)
Contributions	**134.6**	14.8
Other finance income	**(10.6)**	(0.2)
Actuarial gain/(loss)	**5.6**	(237.2)
Deficit in Scheme at 31 December	**(185.2)**	(296.5)

History of experience gains and losses

	2003	2002
Difference between the expected and actual return on Scheme assets:		
Amount (£m)	**58.4**	(137.8)
Percentage of Scheme assets	**6.9%**	(21.9%)
Experience gains and losses arising on the Scheme liabilities:		
Amount (£m)	**(0.3)**	(1.0)
Percentage of the present value of Scheme liabilities	**(0.0%)**	(0.1%)
Changes in assumptions underlying the present value of Scheme liabilities:		
Amount (£m)	**(52.5)**	(98.4)
Percentage of the present value of Scheme liabilities	**(5.1%)**	(10.6%)

The defined benefit section of the Scheme is closed to new members. Therefore, under the projected unit method, the current service cost will increase as the members of the Scheme approach retirement.

The Group made contributions of £34.6m during the year being 37.1% of pensionable salary. In addition the Group made a one-off special contribution in the year amounting to £100m. It has been agreed with the trustees that the contribution rate for 2004 will be 17.5%, plus an additional £1.5m per month.

(ii) Defined contribution section

Employer contributions payable during the year were £3.7m (2002: £2.9m). There were no unpaid contributions at 31 December 2003 or 31 December 2002.

(c) Company accounts

It is not possible, on a reasonable basis, to identify the Company's share of the underlying assets and liabilities of the Group's defined benefit section of the Scheme and accordingly the Company will account for the Scheme as a defined contribution scheme in accordance with paragraph 9(b) of FRS 17.

The Company contributions payable during the year to the defined benefit section were £86.8m (2002: £10.0m). There were no unpaid contributions at 31 December 2003 or 31 December 2002.

The Company contributions payable during the year to the defined contribution section were £2.7m (2002: £2.3m). There were no unpaid contributions at 31 December 2003 or 31 December 2002.

39 Memorandum items

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Contingent liabilities				
Guarantees and irrevocable letters of credit	**205.2**	180.8	**25.0**	–
Commitments				
Irrevocable undrawn loan facilities	**451.6**	564.5	**114.1**	68.0

Litigation

Certain Group undertakings are engaged in litigation, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

40 Guarantees and other financial commitments

a) Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

b) The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

c) Operating lease commitments:

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
At 31 December, annual commitments under operating leases are as follows:				
Land and buildings				
Leases which expire:				
Within 1 year	**1.5**	0.5	**1.5**	0.5
1-5 years	**0.9**	2.0	**0.9**	2.0
Over 5 years	**8.9**	8.6	**15.3**	14.9
Total	**11.3**	11.1	**17.7**	17.4

41 Risk management

The Group uses financial instruments, including derivatives, to manage its financial risks.

Financial instruments have the potential to reduce, modify or increase the liquidity, credit and market risks arising from normal business activities.

Details of the objectives and policies for managing the risks associated with the Group's use of financial instruments are presented in the Financial Review on pages 18 to 20. These disclosures form part of the audited financial statements.

i) Interest rate repricing analysis

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2003. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column; the interest rate risk of the trading book is analysed under ii) below.

41 Risk management continued

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	96	21	–	–	–	–	117
Loans and advances to banks	2,962	21	21	1	–	675	3,680
Loans and advances to customers	22,276	411	765	7,790	534	1	31,777
Debt securities	9,219	860	483	297	225	408	11,492
Other assets	167	24	42	179	19	927	1,358
Total assets	34,720	1,337	1,311	8,267	778	2,011	48,424
Liabilities							
Deposits by banks	3,422	1,282	334	–	–	2	5,040
Customer accounts	18,671	539	1,549	275	62	3,143	24,239
Debt securities in issue	10,181	2,472	1,313	813	75	–	14,854
Other liabilities	229	68	10	14	11	1,453	1,785
Subordinated liabilities	–	–	–	275	537	–	812
Shareholders' funds	–	–	–	–	–	1,694	1,694
Total liabilities	32,503	4,361	3,206	1,377	685	6,292	48,424
Off-balance sheet items	(1,635)	1,802	2,897	(4,062)	998	–	–
Interest rate sensitivity gap	582	(1,222)	1,002	2,828	1,091	(4,281)	–
Cumulative gap at 31 December 2003	582	(640)	362	3,190	4,281	–	–

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2002:

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	156	83	–	–	–	–	239
Loans and advances to banks	752	33	41	1	–	284	1,111
Loans and advances to customers	24,106	908	821	2,814	426	(183)	28,892
Debt securities	7,581	561	393	505	16	446	9,502
Other assets	371	21	40	185	25	863	1,505
Total assets	32,966	1,606	1,295	3,505	467	1,410	41,249
Liabilities							
Deposits by banks	1,361	829	370	122	16	4	2,702
Customer accounts	17,214	631	726	1,417	59	2,313	22,360
Debt securities in issue	8,560	2,201	673	595	75	–	12,104
Other liabilities	122	13	12	36	15	1,555	1,753
Subordinated liabilities	–	–	–	200	410	–	610
Shareholders' funds	–	–	–	–	–	1,720	1,720
Total liabilities	27,257	3,674	1,781	2,370	575	5,592	41,249
Off-balance sheet items	(4,635)	1,854	1,379	501	901	–	–
Interest rate sensitivity gap	1,074	(214)	893	1,636	793	(4,182)	–
Cumulative gap at 31 December 2002	1,074	860	1,753	3,389	4,182	–	–

For the purposes of this analysis, loans and advances to banks includes cash and balances at central banks.

41 Risk management continued

ii) Trading book

The Group's trading activities are conducted through the Group's Treasury division. Material trading assets comprise debt securities for which the carrying value is equal to the fair value at 31 December 2003 and 2002. Dealing profits are disclosed in note 2.

The bank uses a variety of techniques to measure market risk in the trading book, including calculating the sensitivity of the market value of positions to hypothetical changes in interest rates. The following table sets out the change in the value of the trading book arising from a 1% change in market interest rates, for the year ended 31 December 2003, with all other variables remaining constant:

		Change in value
	£m 2003	£m 2002
Highest exposure	**0.9**	0.9
Lowest exposure	**0.3**	0.3
Average exposure	**0.6**	0.5
Exposure as at 31 December	**0.5**	0.5

The sensitivity analysis technique used by the Group measures the change in the fair value of the Group's trading book arising from hypothetical changes in market rates. Actual results in the future could differ from these projected figures if fluctuations in interest rates exceeded the hypothetical 1% shift. The Group's trading book is not materially exposed to other market risks.

iii) Fair values

The table below compares the book and fair values of some of the Group's financial instruments by category at the balance sheet date. Where available, market prices have been used to determine fair values. Where market prices are not available, fair values have been calculated for options by using option-pricing models and for other financial instruments by discounting cash flows at prevailing interest and exchange rates. Minor changes in assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of sale. However, in many cases, the Group intends to realise assets through collection over time.

	Group 2003 Carrying value £m	Group 2003 Fair value £m	Group 2002 Carrying value £m	Group 2002 Fair value £m
Primary non-trading financial instruments:				
Assets				
Cash and balances at central banks	**494.0**	**494.0**	298.1	298.1
Treasury bills and other eligible bills	**117.0**	**117.5**	239.4	239.4
Debt securities	**11,119.1**	**11,131.0**	9,090.1	9,076.4
Liabilities				
Debt securities in issue	**(14,853.7)**	**(15,041.4)**	(12,103.8)	(12,317.2)
Subordinated liabilities	**(812.1)**	**(961.9)**	(609.9)	(670.4)
Off balance sheet and similar instruments	**21.0‡**	**(375.8)‡**	84.5‡	107.8‡
Other	**–**	**1.1**	–	1.6

The table excludes certain financial assets and liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. Thus it excludes mortgages, leases, personal loans and retail savings accounts whose book and fair values differ.

‡ These figures represent accrued interest at the year-end.

41 Risk management continued

The tables below analyse the Group's derivatives portfolios by type of contract and maturity and shows the contract amount and the replacement cost. Contract amount indicates the volume of business outstanding at the balance sheet date and does not represent amounts at risk. The replacement cost represents the cost of replacing contracts, calculated at market rates current at the balance sheet date and reflects the Group's exposure should counterparties default. No account is taken of offsetting positions with the same counterparty.

	Group 2003 Contract or underlying principal amounts £m	Group 2003 Replacement cost £m	Group 2002 Contract or underlying principal amounts £m	Group 2002 Replacement cost £m
Non-trading derivatives:				
Used to manage foreign exchange risk				
Exchange rate contracts:				
Forward foreign exchange	**2,013.1**	**2.9**	869.6	2.3
Cross currency swaps	**2,643.8**	**29.2**	2,009.9	17.5
Total	**4,656.9**	**32.1**	2,879.5	19.8
With OECD financial institutions	**4,656.9**	**32.1**	2,805.4	18.2
With non-financial institutions	**–**	**–**	74.1	1.6
Total	**4,656.9**	**32.1**	2,879.5	19.8
In not more than one year	**2,847.7**	**12.0**	857.7	2.2
In more than one year but not more than five years	**1,623.5**	**19.5**	2,003.2	17.5
In more than five years	**185.7**	**0.6**	18.6	0.1
Total	**4,656.9**	**32.1**	2,879.5	19.8
Used to manage interest rate risk				
Interest rate contracts:				
Interest rate swaps	**39,482.8**	**270.7**	25,455.2	387.7
Caps, collars and floors	**259.2**	**–**	740.2	0.8
Futures	**100.0**	**–**	50.0	–
Forward rate agreements	**838.5**	**0.1**	568.1	0.1
Total	**40,680.5**	**270.8**	26,813.5	388.6
With OECD financial institutions	**40,680.5**	**270.8**	26,522.4	378.7
With non-financial institutions	**–**	**–**	291.1	9.9
Total	**40,680.5**	**270.8**	26,813.5	388.6
In not more than one year	**16,379.8**	**83.9**	10,642.8	118.8
In more than one year but not more than five years	**19,420.0**	**144.2**	13,101.1	184.8
In more than five years	**4,880.7**	**42.7**	3,069.6	85.0
Total	**40,680.5**	**270.8**	26,813.5	388.6

41 Risk management continued

	Group 2003			Group 2002		
	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m
Trading derivatives						
Foreign exchange derivatives	–	–	–	–	–	–
Interest rate derivatives						
Interest rate contracts:						
Interest rate swaps	141.1	1.3	(1.3)	140.0	0.9	(0.8)
Futures	–	–	–	–	–	–
Total	141.1	1.3	(1.3)	140.0	0.9	(0.8)
With OECD financial institutions	141.1	1.3	(1.3)	140.0	0.9	(0.8)
With non-financial institutions	–	–	–	–	–	–
Total	141.1	1.3	(1.3)	140.0	0.9	(0.8)
In not more than one year	141.1	1.3	(1.3)	140.0	0.9	(0.8)
In more than one year but not more than five years	–	–	–	–	–	–
In more than five years	–	–	–	–	–	–
Total	141.1	1.3	(1.3)	140.0	0.9	(0.8)

iv) Hedging

As explained in the Financial Review on pages 18 to 20, the Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, caps, collars and floors, futures and forward rate agreements;
- Transactional currency exposures – using spot and forward foreign exchange transactions.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Group 2003			Group 2002		
	Gains £m	Losses £m	Total net gains/(losses) £m	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains/(losses) on hedges at 1 January 2003	262.5	(239.2)	23.3	249.1	(134.6)	114.5
(Gains)/losses arising in previous years that were recognised in the year	(32.3)	44.9	12.6	(74.9)	45.9	(29.0)
Gains/(losses) arising before 1 January 2003 that were not recognised in the year	230.2	(194.3)	35.9	174.2	(88.7)	85.5
Gains/(losses) arising in the year that were not recognised in the year	(35.7)	(397.0)	(432.7)	88.3	(150.5)	(62.2)
Unrecognised gains/(losses) on hedges at 31 December 2003	194.5	(591.3)	(396.8)	262.5	(239.2)	23.3
Of which:						
Gains/(losses) expected to be recognised in the next year	22.5	(178.9)	(156.4)	32.3	(44.9)	(12.6)
Gains/(losses) expected to be recognised after the next financial year	172.0	(412.4)	(240.4)	230.2	(194.3)	35.9

The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

42 Reconciliation of operating profit to net cash flows from operating activities

For the year ended 31 December 2003	2003 £m	2002 £m
Operating profits	524.7	468.3
Increase in accrued income and prepayments	(77.1)	(37.0)
Increase/(decrease) in accruals and deferred income	161.3	(6.5)
Provision for bad and doubtful debts	60.7	69.9
Loans and advances written off net of recoveries	(42.6)	(61.6)
Depreciation and amortisation	92.7	97.2
Interest on subordinated loan added back	41.9	41.8
Provisions for liabilities and charges	0.6	1.6
Increase in shareholders interest in long term assurance fund	–	(6.5)
Other non-cash movements	4.4	(6.1)
Net cash flow from trading activities	766.6	561.1
Net (increase)/decrease in collections/transmissions	(52.7)	83.1
Net increase in loans and advances to banks and customers	(5,149.3)	(1,433.1)
Net (increase)/decrease in debt securities	(38.4)	3.0
Net increase in deposits by banks and customer accounts	4,217.7	743.9
Net increase in debt securities in issue	2,750.3	1,048.0
Net decrease/(increase) in non-investment debt and equity	39.0	(82.2)
Net decrease/(increase) in other assets	176.1	(122.9)
Net decrease in other liabilities	(79.7)	(6.7)
Other non-cash movements	(9.1)	(8.7)
Net cash inflow from operating activities	2,620.5	785.5

Analysis of the balances of cash as shown in the balance sheet

	At 01/01/03 £m	Cashflow £m	At 31/12/03 £m
Cash and balances at central banks	298.1	195.9	494.0
Loans and advances to other banks repayable on demand	112.8	185.5	298.3
	410.9	381.4	792.3

The Group is required to maintain balances with the Bank of England which at 31 December 2003 amounted to £43.1m (2002: £39.4m).

Analysis of changes in financing during the year

	Share capital £m	Subordinated liabilities £m
Balance at 1 January 2003	242.0	609.9
Net cash (outflow)/inflow from financing	(215.1)	201.8
Shares repurchased – transfer from reserves	215.1	–
Repurchase of share capital	(12.3)	–
Issue of new shares	1.4	–
Other movements	–	0.4
Balance at 31 December 2003	231.1	812.1

43 Segmental analysis

The Group has three business sectors: Retail Banking, Commercial Banking and Treasury & Group. The information contained within the following table, in a format guided by SSAP 25 and the BBA SORP on segmental reporting, represents an analysis of the Group operating income, profit before tax and Group total assets. Further information is provided in the notes below. A more detailed and relevant breakdown is given within the Business and Financial Reviews on pages 8 to 20.

2003	Retail Banking	Commercial Banking £m	Treasury & Group £m		Total Group £m
Operating income	905.8	401.4	65.9		1,373.1
Profit on ordinary activities before tax	440.9	80.5	3.3		524.7

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets	33,891.9	6,437.3	31,022.8	(22,927.6)	48,424.4
Inter-Group eliminations	(5,569.7)	(1,397.2)	(15,960.7)	22,927.6	–
Total assets	28,322.2	5,040.1	15,062.1	–	48,424.4

2002	Retail Banking £m	Commercial Banking £m	Treasury & Group £m		Total Group £m
Operating income	899.0	378.0	64.2		1,341.2
Profit/(loss) on ordinary activities before tax	431.9	70.0	(33.6)		468.3

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets	31,540.2	5,732.3	25,150.9	(21,174.8)	41,248.6
Inter-Group eliminations	(5,355.0)	(1,396.2)	(14,423.6)	21,174.8	–
Total assets	26,185.2	4,336.1	10,727.3	–	41,248.6

Notes

a) Capital is allocated to business sectors on the basis of 7% equity and 3.5% subordinated debt. Excess capital is held within Treasury & Group.

b) Costs have been assigned to each sector based on resources consumed. Corporate overheads not directly attributable to business units, including strategy costs of £18.0m (2002: £50.6m) are included within Treasury & Group.

c) The Group operates entirely within the banking and insurance business, and operations are not managed on the basis of an allocation of net assets. The level of banking assets can fluctuate throughout the year, therefore the information derived from the year end figures does not provide a picture representative of the year as a whole. A more meaningful analysis of average interest-earning assets and average interest-bearing liabilities by business sector is contained within the Business and Financial Reviews on pages 8 to 20.

d) No geographical analysis is presented because substantially all of the Group's activities are in the UK.

Supplementary Information

The additional information on pages 73 to 76 has been prepared from the accounting records of the Group. Whilst it does not form part of the statutory statements it should be read in conjunction with them and the responsibilities section of the Independent Auditors' Report thereon.

1. Business Volumes

		Year ended 31.12.03	Year ended 31.12.02
Retail Banking			
Residential Mortgages			
Gross lending	£bn	**8.1**	6.4
Market share of gross lending		**3.0%**	2.9%
Net lending	£bn	**2.0**	1.8
Market share of net lending		**2.1%**	2.2%
Mortgage balances	£bn	**25.5**	23.5
Market share of mortgage balances		**3.3%**	3.5%
Savings			
Personal customer deposit balances	£bn	**18.9**	17.5
Current Accounts			
Total no. of accounts on file	m	**1.84**	1.80
New accounts opened	'000	**183**	184
Personal Unsecured Loans			
Gross advances	£m	**1,904**	1,402
Balances	£m	**2,471**	2,136
Commercial Banking			
Cash			
Cash handled	£bn	**61.1**	60.9
Cheques handled	£bn	**20.3**	25.5
Sales of cash to financial institutions	£bn	**43.2**	19.7
Lending			
Balances	£bn	**4.1**	3.4
Business Banking			
New business banking accounts opened	'000	**11**	11
Business banking customers on file	'000	**58**	54
New community accounts opened*	'000	**8**	7
Community account customers on file	'000	**101**	99

*previously defined as club and society accounts

2. Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Year ended 31.12.03 £m	Personal Banking Year ended 31.12.03 £m	Retail Banking Year ended 31.12.03 £m	Mortgage Lending & Investments Year ended 31.12.02 £m	Personal Banking Year ended 31.12.02 £m	Retail Banking Year ended 31.12.02 £m
Net interest income	362	226	**588**	369	242	611
Non-interest income	111	207	**318**	107	181	288
Total income	473	433	**906**	476	423	899
Operating expenses	(217)	(199)	**(416)**	(207)	(199)	(406)
Bad debt provisions	(6)	(43)	**(49)**	(4)	(57)	(61)
Profit before tax	250	191	**441**	265	167	432

3. Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group	Total Group
First Half 2003						
Net interest £m	186	111	**297**	56	33	**386**
Mean interest-earning assets £m (Note 1)	25,310	5,136	**30,446**	5,255	24,849	**41,111**
Net interest margin as % mean IEA (Notes 2&3)	1.48	4.36	**1.97**	2.15	0.27	**1.89**
Second Half 2003						
Net interest £m	176	115	**291**	58	29	**378**
Mean interest-earning assets £m (Note 1)	26,476	5,524	**32,000**	5,810	27,098	**43,994**
Net interest margin as % mean IEA (Notes 2&3)	1.32	4.12	**1.80**	1.98	0.21	**1.70**
Full Year 2003						
Net interest £m	362	226	**588**	114	62	**764**
Mean interest-earning assets £m (Note 1)	25,898	5,332	**31,230**	5,535	25,983	**42,564**
Net interest margin as % mean IEA (Notes 2&3)	1.40	4.23	**1.88**	2.06	0.24	**1.79**
First Half 2002						
Net interest £m	180	131	**311**	52	32	**395**
Mean interest-earning assets £m (Note 1)	23,604	5,280	**28,884**	4,638	22,356	**38,177**
Net interest margin as % mean IEA (Notes 2&3)	1.54	5.00	**2.18**	2.26	0.29	**2.09**
Second Half 2002						
Net interest £m	189	111	**300**	55	32	**387**
Mean interest-earning assets £m (Note 1)	24,688	4,923	**29,611**	4,922	23,000	**39,497**
Net interest margin as % mean IEA (Notes 2&3)	1.52	4.48	**2.01**	2.19	0.28	**1.94**
Full Year 2002						
Net interest £m	369	242	**611**	107	64	**782**
Mean interest-earning assets £m (Note 1)	24,151	5,100	**29,251**	4,781	22,681	**38,842**
Net interest margin as % mean IEA (Notes 2&3)	1.53	4.75	**2.09**	2.23	0.28	**2.01**

(Note 1) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £368m for the six months ended 30 June 2003, £376m for the six months ended 31 December 2003 and £372m for the year ended 31 December 2003 (£351m for the six months ended 30 June 2002, £371m for the six months ended 31 December 2002 and £361m for the year ended 31 December 2002).

(Note 2) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.78% for the six months ended 30 June 2003, 1.64% for the six months ended 31 December 2003 and 1.70% for the year ended 31 December 2003 (1.82% for the six months ended 30 June 2002, 1.88% for the six months ended 31 December 2002 and 1.85% for the year ended 31 December 2002). For the Group, the net interest margin is 1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003 (2.04% for the six months ended 30 June 2002, 1.90% for the six months ended 31 December 2002 and 1.97% for the year ended 31 December 2002).

4. Analysis of Mortgage Lending & Investments Net Interest Margin

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	**362**	369
Average balances:		
Interest-earning assets (IEA)	**25,898**	24,151
Financed by:		
Interest-bearing liabilities	**24,557**	22,849
Interest-free liabilities	**1,341**	1,302
Average rates:	**%**	%
Bank base rate	**3.69**	4.00
Gross yield on average IEA	**4.49**	4.83
Cost of interest-bearing liabilities	**3.26**	3.49
Interest spread	**1.23**	1.34
Contribution of interest-free liabilities	**0.17**	0.19
Net interest margin on average IEA	**1.40**	1.53

5. Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Cashbacks	**31**	26
Variable rate discounts (including Flexible rate)	**214**	199
Fixed and capped rate discounts	**82**	59
Total	**327**	284

Against bank base rate	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Cashbacks	**31**	26
Variable rate discounts (including Flexible rate)	**(20)**	1
Fixed and capped rate discounts	**7**	8
Total	**18**	35

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £43m to £327m. Expressed as a discount to bank base rate, incentives fell £17m from £35m (December 2002) to £18m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The variable rate discounts have an average remaining life of 21 months (December 2002: 21 months). For fixed rate discounts, the average remaining period was 23 months (December 2002: 24 months). At the end of December 2003, 54% (December 2002: 42%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by early repayment fees.

6. Residential Mortgage Arrears

At 31 December 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,561	0.58	82.5	0.32	3,743
10% +	629	0.14	15.4	0.06	3,371
Repossession stock	42	0.01	1.6	0.01	149
Total	3,232	0.73	99.5	0.39	7,263

At 31 December 2002:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	3,307	0.68	111.3	0.47	5,155
10% +	815	0.16	20.9	0.09	4,307
Repossession stock	49	0.01	2.0	0.01	236
Total	4,171	0.85	134.2	0.57	9,698

7. Residential Lending By Type of Borrower (by value)

	Year ended 31.12.03 %	Year ended 31.12.02 %
Borrower type:		
First time buyer	**11**	13
Next time buyer	**31**	41
Remortgage	**50**	37
Further advances	**8**	9
	100	100

8. Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2003 was £4,074m and is included in the following balance sheet headings:

	As at 31.12.03 £m	As at 31.12.02 £m
Loans and advances to banks	**34**	54
Loans and advances to customers:		
Secured loans	**1,135**	929
Other unsecured loans	**554**	457
Net investment in finance leases and hire purchase contracts	**1,976**	1,591
Operating lease assets	**375**	369
	4,074	3,400

Consolidated Profit and Loss Account 5 Year Summary

For the year ended 31 December	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Interest receivable:					
Interest receivable and similar income arising from debt securities	**304.0**	304.9	389.7	334.9	196.0
Other interest receivable and similar income	**1,565.3**	1,535.6	1,764.3	1,863.6	1,651.8
Interest payable	**(1,131.4)**	(1,083.1)	(1,386.2)	(1,451.4)	(1,110.5)
Net interest income	**737.9**	757.4	767.8	747.1	737.3
Fees and commissions receivable	**563.0**	530.0	497.7	452.3	457.8
Fees and commissions payable	**(112.4)**	(109.3)	(109.4)	(84.4)	(81.4)
Other operating income	**184.6**	163.1	119.8	111.6	94.4
Total non-interest income	**635.2**	583.8	508.1	479.5	470.8
Operating income	**1,373.1**	1,341.2	1,275.9	1,226.6	1,208.1
Administrative expenses	**(696.1)**	(707.7)	(731.2)	(662.3)	(601.7)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(35.4)**	(33.7)	(36.9)	(36.0)	(36.8)
On operating lease assets	**(56.2)**	(61.6)	(48.0)	(39.8)	(34.9)
	(91.6)	(95.3)	(84.9)	(75.8)	(71.7)
Provisions for bad and doubtful debts	**(60.7)**	(69.9)	(63.4)	(41.8)	(41.2)
Operating profit on ordinary activities before tax	**524.7**	468.3	396.4	446.7	493.5
Tax on profit on ordinary activities:					
Underlying	**(145.5)**	(128.0)	(112.0)	(146.8)	(149.5)
Tax credit in respect of conversion costs	**–**	–	–	15.2	–
	(145.5)	(128.0)	(112.0)	(131.6)	(149.5)
Profit on ordinary activities after tax	**379.2**	340.3	284.4	315.1	344.0
Minority interests – non-equity	**(1.2)**	(0.7)	(0.3)	–	–
Profit attributable to the shareholders of Alliance & Leicester plc	**378.0**	339.6	284.1	315.1	344.0
Dividends	**(206.1)**	(194.4)	(182.5)	(165.5)	(162.9)
Retained profit for the year	**171.9**	145.2	101.6	149.6	181.1

	2003	2002	2001	2000	1999
Basic earnings per ordinary share	**79.0p**	68.0p	56.4p	59.9p	60.1p
Underlying basic earnings per ordinary share	**79.0p**	68.0p	56.4p	57.0p	60.1p
Diluted earnings per ordinary share	**78.5p**	67.4p	56.0p	59.7p	59.7p

Consolidated Balance Sheet 5 Year Summary

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Assets					
Cash and balances at central banks	**494.0**	298.1	219.1	122.3	155.8
Treasury bills and other eligible bills	**117.0**	239.4	279.6	218.5	279.5
Loans and advances to banks	**3,186.7**	813.1	1,719.8	1,347.7	1,230.7
Items in the course of collection from other banks	**125.0**	147.1	171.5	190.6	102.0
Loans and advances to customers:	**29,798.9**	27,296.9	25,863.9	22,592.2	22,702.1
Securitised advances	**130.0**	163.2	204.5	254.0	–
Less: non-recourse finance	**(127.3)**	(159.3)	(199.6)	(248.7)	–
	29,801.6	27,300.8	25,868.8	22,597.5	22,702.1
Net investment in finance leases and hire purchase contracts	**1,975.8**	1,591.0	1,512.8	1,388.0	985.1
Debt securities	**11,491.5**	9,501.5	8,210.5	6,963.3	3,743.9
Intangible fixed assets	**3.0**	3.5	2.8	4.3	–
Tangible fixed assets	**280.9**	304.5	302.0	297.1	286.6
Operating lease assets	**374.7**	369.0	340.3	287.6	229.9
Other assets	**171.5**	355.0	219.2	444.1	163.1
Prepayments and accrued income	**402.7**	325.6	281.0	396.8	238.2
Long term assurance business attributable to shareholders	**–**	–	82.8	75.1	64.8
	48,424.4	41,248.6	39,210.2	34,332.9	30,181.7
Long term assurance assets attributable to policyholders	**–**	–	230.3	340.7	258.0
Total assets	**48,424.4**	41,248.6	39,440.5	34,673.6	30,439.7
Liabilities					
Deposits by banks	**5,040.2**	2,701.6	1,991.2	1,402.2	1,023.8
Items in the course of transmission to other banks	**214.9**	289.7	231.0	215.0	197.7
Customer accounts	**24,239.2**	22,360.1	22,099.8	21,324.0	20,125.0
Debt securities in issue	**14,853.7**	12,103.8	11,053.9	7,852.9	5,751.4
Other liabilities	**466.7**	564.1	548.4	432.8	352.0
Accruals and deferred income	**859.8**	715.4	735.5	850.2	614.4
Provisions for liabilities and charges	**240.9**	182.7	181.4	140.4	81.9
Subordinated liabilities	**812.1**	609.9	609.5	461.8	273.5
	46,727.5	39,527.3	37,450.7	32,679.3	28,419.7
Minority interests – non-equity	**2.7**	1.5	0.8	–	–
Called up share capital	**231.1**	242.0	252.5	252.2	274.7
Share premium account	**54.7**	38.5	25.1	21.9	19.9
Capital redemption reserve	**63.8**	51.5	40.1	40.1	17.4
Profit and loss account	**1,344.6**	1,387.8	1,441.0	1,339.4	1,450.0
Shareholders' funds (equity)	**1,694.2**	1,719.8	1,758.7	1,653.6	1,762.0
	48,424.4	41,248.6	39,210.2	34,332.9	30,181.7
Long term assurance liabilities to policyholders	**–**	–	230.3	340.7	258.0
Total liabilities	**48,424.4**	41,248.6	39,440.5	34,673.6	30,439.7

Shareholder Information

	No. of holders*	Percentage of total holders	No. of shares	Percentage of ordinary share capital
Shareholding range:				
1 – 250	635,212	90.85	153,688,422	33.26
251 – 500	48,963	7.00	23,198,291	5.02
501 – 10,000	14,245	2.04	18,256,138	3.95
10,001 – 50,000	318	0.05	7,634,715	1.65
50,001 – 100,000	106	0.02	7,639,143	1.65
100,001 and over	292	0.04	251,707,041	54.47
	699,136	100.00	462,123,750	100.00
Classification of shareholders:				
Personal holders (**)			198.5m	43.0
Institutional holders			263.6m	57.0

(*) Including those holders whose shares are held in the 'Alliance & Leicester ShareSafe' nominee account.

(**) Includes private shareholdings, ShareSafe and shares held in Private Client Accounts by institutional investors.

Financial Calendar

Ex dividend date for final dividend	14 April 2004
Record date for final dividend	16 April 2004
Annual General Meeting	4 May 2004
Final dividend for the year to 31 December 2003 payable	10 May 2004
Provisional date for interim results to be announced	27 July 2004
Provisional ex dividend date for interim dividend	8 September 2004
Provisional record date for interim dividend	10 September 2004
Provisional payment date for interim dividend	11 October 2004
Provisional date for preliminary results 2004 to be announced	25 February 2005

Dividend History

Interim dividend 2002	13.0p
Final dividend 2002	26.9p
Interim dividend 2003	14.3p
Proposed final dividend 2003	29.6p

Registrar's Address:
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA
Tel: 0870 607 0414

Alliance & Leicester Share Dealing Service:
Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH
Tel: 0870 516 8352

Alliance & Leicester plc
Registered Office:
Carlton Park, Narborough
Leicester LE19 0AL
Company No: 3263713
Registered in England
www.alliance-leicester.co.uk



Alliance
Leicester